UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: SDC Flamingo Bay MV, LLC
Legal status of issuer:
    Form: Limited Liability Company
    Jurisdiction of Incorporation/Organization: Delaware
    Date of organization: June 17, 2021
Physical address of issuer: 1346 The Alameda, Suite 7-297, San Jose, CA 95126
Website of issuer: www.sdcventuresllc.com

Is there a co-issuer? ☐ yes ☑ no.

Name of intermediary through which the offering will be conducted: Infrashares Inc.
CIK number of intermediary: 0001686389
SEC file number of intermediary: 007-00107
CRD number, if applicable, of intermediary: 288408

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: The issuer shall pay to the intermediary at the conclusion of the offering a fee of three percent (3.0%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: None.

Type of security offered: Interests
Target number of securities to be offered: 5
Price (or method for determining price): $5,000.00
Target offering amount: $25,000.00
Oversubscriptions accepted: ☑ Yes ☐ No
If yes, disclose how oversubscriptions will be allocated: ☑ Pro-rata basis ☐ First-come, first-served basis ☐ Other – provide a description:
Maximum offering amount (if different from target offering amount): $250,000.00

Deadline to reach the target offering amount: July 30, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 7, 2021

FORM C

Up to $250,000.00

SDC Flamingo Bay MV, LLC



Interests

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by SDC Flamingo Bay MV, LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors ("Investors") for the sole purpose of providing certain information about a potential investment in Interests of the Company (referred to herein as the "Interests" or "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000 and up to $250,000 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $25,000 per Investor (which may be waived by the Company, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The Company is offering the Securities in this Offering and in a concurrent offering under Rule 506(c) of Regulation D, in which the Company will offer a minimum of $900,000 and a maximum of $2,200,000 of the Securities.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled *"The Offering and the Securities—The Securities"*. The Offering is being made through Infrashares Inc. (the "Intermediary"). In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary will be entitled to receive service fees and commissions related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$25,000.00	$750.00	$24,250.00
Aggregate Minimum Offering Amount	$25,000.00	$750.00	$24,250.00
Aggregate Maximum Offering Amount	$250,000.00	$7,500.00	$242,500.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

The Company will file a report with the Securities and Exchange Commission annually and post the report on its website at https://sdcventuresllc.investnext.com/portal/ no later than 120 days after the end of each fiscal year covered by the report.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing, since the Company's most recent sale of securities pursuant to Regulation Crowdfunding, at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, 3) filing, since the Company's most recent sale of securities pursuant to Regulation Crowdfunding, annual reports for three years pursuant to Regulation Crowdfunding and having assets that do not exceed $10,000,000, 4) the Company or another party repurchasing all the Securities issued in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, including any payment in full of debt securities or any complete redemption of redeemable securities, or 5) liquidating or dissolving the Company in accordance with state law.

The date of this Form C is July 7, 2021.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

(2) Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended.

(3) Not an investment company registered or required to be registered under the Investment Company Act of 1940.

(4) Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act of 1933, as amended, as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

(5) Has filed with the Securities and Exchange Commission (the "Commission") and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

(6) Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

EXHIBITS
    EXHIBIT A
    EXHIBIT B
    EXHIBIT C
    EXHIBIT D
    EXHIBIT E
    EXHIBIT F

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

SDC Flamingo Bay MV, LLC (the "Company") is a Delaware Limited Liability Company, formed on June 17, 2021, of which SDC Ventures, LLC, a Wyoming limited liability company, is the Manager and the Sponsor (the "Manager" or the "Sponsor").

The Company has been formed to develop, construct and acquire, through FB Flamingo Bay MV, LLC (the "Property Company") an 88-unit apartment community located at 25843 & 25817 Alessandro Blvd, Moreno Valley, CA, commonly known as Flamingo Bay (the "Property"). Fairbrook Communities, LLC, a Nevada limited liability company, is the Manager of FB Flamingo Bay MV, LLC and the developer (the "Developer") of the project.

The Company intends to raise at least $25,000 and up to $250,000 from Investors in this Offering. The minimum amount of Securities that can be purchased is $25,000 per Investor (which may be waived by the Company, as applicable, each in their sole and absolute discretion).

The Company is located at 1346 The Alameda, Suite 7-297, San Jose, CA 95126. The Company's website is www.sdcventuresllc.com. The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Property

Property name	Address	Property type
Flamingo Bay	25843 & 25817 Alessandro Blvd. Moreno Valley, CA	Apartment building

The Offering

Minimum amount of Interests being offered	5
Total Interests outstanding after Offering (if minimum amount reached)	49
Maximum amount of Interests being offered	50
Total Interests outstanding after Offering (if maximum amount reached)	94
Purchase price per Interest	$5,000
Minimum investment amount per investor	$25,000
Offering deadline	July 30, 2021
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights on page 32 hereof.

The price of the Interests has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on June 17, 2021. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

There are no guaranteed proceeds from operation or sale of the Property.

The operating profits or sales profits to be realized upon the operation or sale of the Property will depend upon many factors, including the demand for apartments in the geographic area in which the Property is located, the availability and pricing of financing for purchasers at the time of sale, the availability and price of comparable properties and conditions in the real estate market in general. We cannot assure you that the net profits from operations or the sales price of the Property will be sufficient to pay the preferred returns or any return at all, or that there will not be a loss as a result of such transaction.

Our financial projections may not be realized.

The financial projections that are included in this Offering or that were previously provided to potential investors were prepared by the Manager or its affiliates and are based on assumptions made by the Manager or its affiliates regarding future events. Neither the Company, the Manager or its affiliates have any control over many of these assumptions or over future events or circumstances. Accordingly, these projections may not indicate the actual results which may be attained and are not a representation concerning or guarantee of our future economic performance. Accordingly, we cannot assure you that actual events will correspond with these projections. You should not rely on these projections in connection with a decision whether to purchase Interests.

Ownership of rental properties involves operational risk.

The Company is subject to all operating risks common to apartment ownership in general. Such risks include, but are not limited to, competition from other apartment communities; excessive building of comparable properties which might adversely affect apartment occupancy or rental rates; increases in operating costs due to inflation and other factors, which increases may not necessarily be offset by increased rents; inability or an unwillingness of residents to pay rent increases; liability risks relating to personal injuries that may occur on the Property; and risks of uninsured liability, loss or damage to the Property. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates. If any of the above occurs, the Company's ability to make distributions to its members could be adversely affected.

Market fluctuations in rental rates and occupancy could adversely affect our operations.

As leases turn over, our ability to re-lease the space to existing or new tenants at rates equal to or greater than those realized historically may be impacted by, among other things, the economic conditions of the market in which a property is located, the availability of competing space (including sublease space offered by tenants who have vacated space in competing buildings prior to the expiration of their lease term), and the level of improvements which may be required at the property. We cannot be assured that the rental rates we obtain in the future will be equal to or greater than those obtained under existing contractual commitments. If we cannot lease all or substantially all of the expiring space at our property promptly, or if the rental rates are significantly lower than expected, then our results of operations could be negatively impacted.

Competition could limit our ability to operate our business profitably.

We may encounter substantial competition from other similar developments in Southern California, including other residential apartment properties near the Property, which may limit our ability to operate our business profitably. Some of these other properties may be more attractive than the Property in price, location, and reduce demand for the Property and result in decreased occupancy levels and rents. We will compete for tenants with other residential properties available for lease, including the possibility of competing with other residential properties owned by an affiliate of our Manager or Sponsor. Our competitors principally include other residential apartment projects, some of whom may be able to offer their apartments at lower rental rates.

We depend on tenants, and a bankruptcy, insolvency or inability to pay rent by any of these tenants could result in a decrease in our rental income, which could have an adverse effect on us.

The inability of multiple tenants to pay rent or the bankruptcy or insolvency of such tenant(s) may adversely affect the income produced by our properties. If any of these tenants were to experience a weakening of their financial condition resulting in their failure to make timely rental payments or causing it to default under its lease, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. Any such event could have an adverse effect on us and our results of operations.

Construction of the Property could be delayed due to labor, material and power supply interruptions.

Delays we encounter in the construction of the Property could adversely affect returns to members. We may not be able to complete the work or obtain the third party or governmental approvals necessary to realize desired returns on the Property.

Our dependence on third-party subcontractors and equipment and material providers could result in material shortages and project delays and could reduce our profits or result in project losses, which could adversely affect our business.

We rely on third-party subcontractors and equipment and material providers. For example, we procure equipment and construction materials as needed when engaged in large construction projects. To the extent that we cannot engage subcontractors or acquire equipment and materials at reasonable costs or if the amount we are required to pay for subcontractors or equipment exceeds our estimates, our ability to complete a construction project in a timely fashion or at a profit may be impaired. In addition, if a subcontractor or a manufacturer is unable to deliver its services, equipment or materials according to the negotiated terms for any reason, including the deterioration of its financial condition, we may be required to purchase the services, equipment or materials from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the services, equipment or materials are needed, which may materially adversely affect us, including our results of operations and cash flow.

We depend on third party service providers, suppliers and licensors in the development of the property.

In certain instances, we rely on single or limited service providers and outsourcing vendors, contractors or subcontractors because the relationship is advantageous due to quality, price, or lack of alternative sources. If service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in developing and maintain the property, including construction delays, cost overruns and redesigns. If services are interrupted or not performed or the performance is poor, this could impact our ability to execute our business plan and provide a return to our investors.

We may face potential difficulties in obtaining capital, which may adversely affect our business and results of operations.

We may have difficulty raising needed capital as a result of, among other factors, our lack of a long track record, our limited number of properties under management, as well as the inherent business risks associated with our company and present and future market conditions. We will require additional funds to execute our business strategy, return of capital and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of the distributions until free cash flow is available, any of which may materially harm our business and results of operations.

The Company may not generate enough cash to repay the principal and interest of the Company's indebtedness.

The Company plans to take out a mortgage on the property in connection with its completion of construction and leasing stabilization for the Property. Accordingly, there will be a substantial monthly obligation for debt service on the mortgage loan affecting the Property in addition to operating costs. This mortgage loan will be secured by a deed of trust on the Property. A significant decrease in rental revenues or increase in our other carrying costs and operating expenses may result in the Property not generating enough cash to repay the principal and interest of this or other indebtedness. If this loan is not paid when due, we may sustain a loss of our investment because of foreclosure of the deed of trust securing such indebtedness. Any such foreclosure may also have substantial adverse tax consequences for the members.

Uninsured losses may adversely affect our business.

We carry property and liability insurance policies with respect to the property. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. Further, certain properties are located in areas that are subject to earthquake activity and floods. Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Additionally, we may elect to obtain insurance coverage for "certified acts of terrorism" as defined in the Terrorism Risk Insurance Act of 2002, as amended and reauthorized to date; however, our policies of insurance may not provide coverage for other acts of terrorism. Any losses from such other acts of terrorism might be uninsured. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to our property. This could have an adverse effect on our business and results of operations.

6

Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for properties/real estate and have also resulted in increased safety and security costs for us and the real estate industry generally. Additional terrorist attacks, even if not made directly on our property, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on us and the real estate industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other industry risks and also have the potential to interfere with our business by disrupting our tenants' use of the property.

We have not obtained any audited financial statements, including audited income statements, with respect to the Property. To date, we have not generated revenue and do not foresee generating any revenue until the completion of the construction and lease-up of the Property.

Because we have not obtained any audited financial statements, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company. Additionally, to date, we have not generated revenue and do not foresee generating any revenue until the completion of the construction and lease-up of the Property. While we intend to generate revenue in the future, we cannot assure you when or if we will be successful in doing so.

Increasing interest rates may adversely affect us.

If interest rates increase, so will our interest costs, which could adversely affect our cash flow, our ability to pay principal and interest on our debt, our cost of refinancing our debt when it becomes. An increase in interest rates could decrease the amount of capital return to the members. Interest rates may increase our cost of capital, including decreasing the amount of equity and debt we may be able to raise, increasing the extent of dilution from any equity offering we may make or increasing the costs to us for any such equity or debt offering.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

The ownership of real estate is subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition, or results of operations.

Under various federal, state or local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs.
These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous or toxic substances. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. Other federal, state and local laws, ordinances and regulations require abatement or removal of asbestos-containing materials in the event of demolition or certain renovations or remodeling, the cost of which may be substantial for certain redevelopments, and also govern emissions of and exposure to asbestos fibers in the air. Federal and state laws also regulate the operation and removal of underground storage tanks. In connection with the ownership, operation and management our property, we could be held liable for the costs of remedial action with respect to these regulated substances or tanks or related claims. The property at issue has been subjected to varying degrees of environmental assessment at various times. However, the identification of new areas of contamination, a change in the extent or known scope of contamination or changes in cleanup requirements could result in significant costs.

Non-managers will have little control over management of the operation of the Company.
The Manager and the Control Member will have exclusive authority and control over the management of the Company and, in turn, the Property. Non-managers will have no right to participate in management of the Company's business, except that the Company's Limited Liability Company Operating Agreement ("Operating Agreement") provides the non-managers with certain limited voting rights, including the right to remove the Manager in specified circumstances and elect successor Manager. The exercise of the members' rights to remove the Manager as a control on the Manager's management of the Company may not always be practical. Therefore, you should not purchase Membership Interests unless you are willing to entrust the Company's management to the Manager.

The rights of non-managers to information regarding the Company and its investment will be limited.
The rights of non-managers to information regarding the Company and its investment will be limited. It is anticipated that the Company and the Manager will obtain certain types of material information that may not be disclosed to non-managers. The lack of access to certain information about the Company or its investment may have adverse consequences for non-managers in a variety of circumstances. For example, a non-manager that seeks to sell its membership interests may have difficulty in determining an appropriate price for such Interests. Overall, prospective investors should not expect the Company or its investment to be operated with the same degree of "transparency" as a publicly traded company.

The Company will face conflicts of interest.
The Manager and the Sponsor of the Company are employed independently of the Company and engage in other activities, including other real estate activities. The Manager and the Sponsor will have conflicts of interest in allocating management time, services and functions among the Company and various existing and future enterprises in which the Manager, the Sponsor, and their principals and other affiliates may be or may become involved, including, without limitation, the development and operation of similar projects in California or other states. Such projects could be in direct competition with the Property and may compete in attracting tenants or buyers. Prospective investors are also advised that the amount and terms of the compensation to be paid to the Manager, the Sponsor and their affiliates, and all other contracts or arrangements between

the Manager, the Sponsor or their affiliates and the Company, were not determined by arm's length negotiations. As a result of certain exculpatory and indemnification provisions in the Operating Agreement, the Manager, the Sponsor and their attorneys, agents and employees may not be liable to the Company or the Members for errors of judgment or other acts or omissions not constituting grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law. A successful claim for indemnification by the Manager, the Sponsor, an employee, or any other party acting on behalf of the Company would deplete the Company's assets by the amount paid.

Risks Related to Tax

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. There is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals. Additionally, any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

If the Company is not taxed as a partnership, members will lose tax advantages.
The Company intends to file federal and state partnership tax returns. However, the Company has not requested, and does not intend to request, a ruling from the Internal Revenue Service ("IRS") that the Company will not be treated as a corporation for income tax purposes. In the absence of such a ruling, the Company cannot assure you that it will not be treated as a corporation for such purposes. If the Company were taxed as a corporation, members would lose substantially all of the tax benefits that may flow from an investment in the Company.

The Partnership Representative will have significant discretion with respect to the Company's tax matters.
Under the Bipartisan Budget Act of 2015, certain entities that are treated for tax purposes as partnerships, including the Company, must appoint a "Partnership Representative" to handle federal income tax matters for the entity, or else the IRS will have the authority appoint that representative itself. Under the Operating Agreement, the Manager is appointed as the Partnership Representative for the Company. The Operating Agreement provides the Partnership Representative with broad authority and discretion with respect to the resolution of tax audits and to agree to corresponding adjustments. Non-managers will be bound by any such agreements made by the Partnership Representative.

There may be future substantial tax law changes, which may adversely affect your investment in the Company.
We cannot assure you that legislative, judicial, or administrative changes may not be forthcoming which would adversely affect your investment in the Company. Any such changes may or may not be retroactive with respect to transactions entered into or contemplated prior to the effective date of such changes. You are urged to consult your own counsel or other personal tax advisor regarding the current status of any such proposals and their potential impact on the Company.

The Company's tax returns could be audited.
Information returns filed by the Company are subject to audit by the IRS. The IRS is devoting greater attention to the proper application of the tax laws to limited liability companies, including limited liability companies investing in real estate. In this connection, the IRS has issued revised guidelines, procedures, and instructions for handling cases under its tax shelter audit program. In addition, pursuant to the 1984 Deficit Reduction Act, the Company may have to register itself as a tax shelter program with the IRS. This registration requires disclosure of certain information relating to the identity of the non-managers and thus increases the risk of audit of the non-manager's personal returns. An audit of the Company's return may lead to adjustments in which event personal federal income tax returns will be affected and may subject members to certain interest and penalty payments due to an underpayment of federal income tax. In addition, an audit of the Company's tax return could lead to an audit of a member's individual tax return, which may lead to adjustments other than those relating to the Interests.

The tax laws impose a substantial underpayment penalty in certain cases.
The federal tax laws impose a penalty of twenty percent (20%) on any substantial underpayment of tax. In the case of a tax shelter investment, the penalty can only be reduced if there is substantial authority for the position taken and only if the taxpayer reasonably believed that the treatment of the item was more likely than not correct. Accordingly, the Company strongly advises each potential investor to consult their own tax advisor to be sure that the potential investor fully understands and agrees with the proposed tax treatment of Company items.

Members could have taxable income in excess of cash receipts.
By reason of our taxation as a partnership for U.S. federal income tax purposes, you will be required to take into account your allocated share of our items of income, gain, loss, deduction and credit for our taxable year ending within or with your taxable year, regardless of whether you have received any distributions. Thus, it is possible that your U.S. federal income tax liability with respect to your allocated share of our income and gain in a particular taxable year could exceed the cash distributions to you, thereby requiring an out-of-pocket tax payment by you. In addition, the amount of tax liability on the gain realized by a member by reason of the sale or other disposition (including gifts) by the member of their Interests or by reason of a sale (including a sale pursuant to foreclosure proceedings) or other disposition of the Property may, under certain circumstances, exceed the cash, if any, distributed to the member from such sale.

Our claimed deductions could be challenged.
We intend to deduct certain expenses from operations and will seek to interpret the Internal Revenue Code (the "Code") and Treasury Regulations in a manner that is favorable to the taxpayer. These interpretations may be contested by the IRS and we cannot assure you that the IRS will not contest the deductibility of some or even most of these or any other item which could result in the disallowance of some or all of the tax benefits. There is the further risk that even if some deductions or credits are not disallowed entirely, a different tax treatment or allocation may be given various items than that which is contemplated by the Operating Agreement or reported in our information returns. If such challenge were successful, the anticipated deductions would be reduced and the allocation of profits and losses to the members for tax purposes could be adversely affected.

A member may have taxable income upon disposition of the Property or Interests.
In determining the amount of gain recognized when the Property is sold or otherwise disposed of, the Company must include in the amount realized, among other things, the amount of any indebtedness to which the Property is subject. Similarly, if a member sells their interest in the Company, the member will be required to include in the amount realized the member's pro rata

share of the Company's non-recourse debt. In the event of foreclosure, the Company will realize taxable gain if its tax basis for the interest sold is less than the amount of the debt discharged by the foreclosure. In such event, a member may not receive sufficient cash with which to pay any such tax liability.

The Company's membership allocations may be challenged by the IRS.

The Company has not received an IRS ruling that the Company's planned method of allocating profits and losses pursuant to the Operating Agreement will be respected for federal income tax purposes. If the IRS should determine, for example, that the allocations under the Operating Agreement do not have substantial economic effect, the deductions otherwise anticipated by the members might not be allowable to them. Any successful challenge to the allocation of Company items could adversely affect the members by reducing the share of Company profits, losses and credits allocated to the members.

The passive loss restrictions may limit your ability to use deductible losses.

There are significant restrictions on the deduction of losses generated from passive investments against income from non-passive income sources (such as salaries and other earned income). Investment in this offering is considered a passive investment and, therefore, such restrictions will apply to non-managers.

A "Push Out" election by the partnership representative may not always be effective.

Under the Bipartisan Budget Act of 2015, while tax adjustments are assessed at the Company level (i.e., assessed against the Company instead of directly against the members), the Partnership Representative has the authority to "push out" those adjustments to the individual members. The Company's Operating Agreement requires the Manager, as the Partnership Representative, to make this election, subject to approval of the members holding a majority of the membership interests (excluding membership interests held by the Manager or an affiliate in its capacity as such). By doing so, the corresponding payment obligations fall initially and primarily on the individual members. However, if a member does not pay their share of the pushed-out tax adjustment, then the unpaid adjustment amount must be paid by the Company, which would have the economic effect of imposing that liability disproportionally on the other members. Therefore, each member must rely on the other members to pay their allocated share of any such tax adjustment. If another member does not pay their allocated share, the Company will have indemnity rights against that member, but such rights can be difficult to enforce.

State tax laws may affect your return.

This offering does not discuss the consequences and risks of applicable state taxes. For advice regarding such state tax consequences, the potential investor should seek the advice of their own tax advisor.

For successive owners of Interests, allocations of net income may not correspond to cash distributions.

As between successive owners of Interests, net income and net loss will be allocated (for income tax and other purposes) as provided in the Operating Agreement, to the extent permitted under the Code, regardless of the dates upon which cash distributions are made to the members or the amount of any such cash distributions. The purchaser or seller of any Interests may, accordingly, be required to report a share of our net income on the member's personal income tax return, even though the member receives no cash distribution during the period in which the member held the Interests or, if the member has received any cash distributions, even though the amounts of such distributions bear no relation to the amount of net income that such person is so required to report.

Tax-exempt investors are subject to special investment considerations.
In considering an investment in Interests of a portion of the assets of a trust of a pension or profit-sharing plan that is qualified under Section 401(a) of the Code and exempt from tax under Section 501(a), a fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404 of the Employee Retirement Income Security Act of 1974 ("ERISA"); (ii) whether the investment is prudent, since the Interests are not freely transferable and there may not be a market created in which he can sell or otherwise dispose of the Interests; and (iii) whether Interests or the underlying assets owed by the Company constitute "Plan Assets" under ERISA.

There can be no assurance that the distributions made by the Company will be sufficient to cover the income taxes to be paid by a member.
If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the members. Although the Company expects that the Company will make distributions to the members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the member's share of Company income.

An investment in the Company involves complex tax matters.
The tax affairs of the Company are complex and are subject to varied interpretations. The effect of tax laws on members will vary depending on their particular circumstances. There are tax-related risks which are not listed in this Form C. You should seek the advice of a tax attorney or accountant qualified to discuss other possible tax risks.

Each prospective investor is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective investors, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Risks Related to Global and Economic Conditions

The Company's business operations may be materially adversely affected by the COVID-19 pandemic.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease ("COVID-19") a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a pandemic. COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected by the continuing effects, or a recurrence, of COVID-19. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

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We face risks relating to public health conditions, such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, maintenance and repair activities, supply chain and employee's ability to perform their duties. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the rental business and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

We face risks related to epidemics, pandemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

Epidemics, pandemics and other outbreaks could materially and adversely affect the Company's business, financial condition, and results of operations. If an epidemic, pandemic or other outbreak occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which an epidemic, pandemic or other outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Epidemics, pandemics, and other outbreaks can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which an epidemic, pandemic or other outbreak affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

The former decline in economic conditions and disruptions to markets could cause us to suffer operating losses, adversely affect our liquidity, and create other business problems for us.

The global and U.S. economies experienced significant declines in 2008 and 2009 from which they have not fully recovered. The real estate and other markets suffered unprecedented disruptions, causing many major institutions to fail or require government intervention to avoid failure, which placed severe pressure on liquidity and asset values. These conditions were brought about largely by the erosion of U.S. and global credit markets, including a significant and rapid deterioration of the mortgage lending and related real estate markets. Economic conditions and the real estate markets generally may not fully recover in the near term, in which case, we could experience losses and write-downs of assets and could face capital and liquidity constraints and other business challenges.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our property.
Our real estate operations are vulnerable to natural disasters, such as hurricanes, earthquakes, tsunamis, floods, fires, tornadoes and unusually heavy or prolonged rain, which could damage our real estate holdings and which could result in substantial repair or replacement costs to the extent not covered by insurance, a reduction in property values, or a loss of revenue, and could have an adverse effect on our ability to develop, lease and sell properties. The occurrence of natural disasters could also cause increases in property insurance rates and deductibles, which could reduce demand for, or increase the cost of owning or developing properties.

Although we intend to obtain insurance for our property, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged property, as well as the anticipated future cash flows from the property. In addition, if the damaged property is subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if the property was irreparably damaged. In addition, our property may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of our property, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations and Markets.
There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of climate stress events and natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level, increases in wildfires and changes in weather conditions, such as changes in precipitation and extreme weather events, as well as tropical and non-tropical storms.

We own and operate a building in a coastal location that may be particularly susceptible to climate stress events or adverse localized effects of climate change, such as sea-level rise and increased storm frequency or intensity. The occurrence of one or more natural disasters, such as hurricanes, fires, floods, and earthquakes (whether or not caused by climate change), could cause considerable damage to our property, disrupt our operations and negatively impact our financial performance. To the extent these events result in significant damage to or closure of our building, our operations and financial performance could be adversely affected through lost tenants and an inability to lease or re-lease the space. In addition, these events could result in significant expenses to restore or remediate a property, increases in fuel (or other energy) prices or a fuel shortage and increases in the costs of insurance if they result in significant loss of property or other insurable damage. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity.

Inflation or deflation may adversely affect our results of operations and cash flows.

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Increased inflation could have an adverse impact on interest rates, property management expenses and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue. Conversely, deflation could lead to downward pressure on rents and other sources of income without an accompanying reduction in our expenses. Accordingly, inflation or deflation may adversely affect our results of operations and cash flows.

Local and general economic conditions could have an adverse effect on our business and results of operations.

Changes in the U.S. economy from time to time may have an adverse or favorable impact on the profitability of the Company. A protracted recession may also negatively impact the Company's profitability. The Property, which is in Southern California, will be the Company's only investment. There have been periods in the past in Southern California where economic growth has slowed, occupancy rates in apartment buildings have declined, and the market value of apartment properties has decreased. We cannot assure that the Company will be able to maintain the occupancy rates for the Property or that the market value of the Property will not decline in the future.

Our business is sensitive to general economic conditions, both nationally and locally. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

Risks Related to the Company's Employees

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Matthew Walters, James Walters and Charles Schaffer who are either developers, managers or control members of the Property. The Company has or intends to enter into agreements with the developer, manager and control members, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Matthew Walters, James Walters and Charles Schaffer could harm the Company's business and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Matthew Walters, James Walters and Charles Schaffer in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Matthew Walters, James Walters or Charles Schaffer die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position.

As our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain quality sales, technical and other operational personnel in the future. We compete with other companies engaged in real estate development, construction and rental services for qualified personnel. We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. We must provide continued training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

Risks Related to the Securities

There is no assurance that investors will receive a return on their investment.

Distributions to members, if any, shall at all times be subject to the payment of Company indebtedness, the payment of all other Company expenses and the maintenance of reserves and may be restricted or suspended when the Manager determines in its absolute discretion that to do so is necessary. Distributions, if any, shall be paid only from cash flow or sale or refinancing proceeds and not from working capital reserves. Estimating a proper level of reserves is difficult. Inadequate or excessive reserves may adversely affect the investment returns of the members. Fluctuations in interest rates may adversely affect the ability of the Company to successfully acquire or sell the Property and may also adversely affect the demand for and value of properties similar to the Property. We cannot guarantee that the Property will generate cash flow or profits and therefore we cannot assure you that you will realize any return on your investment, or that you will not lose your entire investment.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Interests will not be freely tradable until one year from the initial purchase date. Even if the Interests become tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof. There is not currently a public market for the Interests. Additionally, it is not currently contemplated that registration under the Securities Act of 1933, as amended (the "Securities Act") or other securities laws will be effected. Because the Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation Crowdfunding. Furthermore, state securities regulations may apply to the resale of the Securities. These limitations on the transfer of the Interests may adversely affect the price that you might be able to obtain for the Interests in a private sale. Each Purchaser should consult with his or her attorney with respect to resale of the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

The Securities represent an investment in a single type of property in a single geographic location and are not a diversified investment.

This offering is to develop and operate an 88-unit multifamily rental property. The Securities represent an investment in this property, which is in a single geographic location and is therefore not a diversified investment. As a result, you may face additional risk by investing in the Securities.

The Company has the right to extend the Offering deadline, which may impact how long your investment is held in escrow and when you receive your Securities.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the Securities will be subject to dilution.

Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels and financial conditions.

There can be no assurance that the distributions made by the Company will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income, and adjustments made pursuant to audit may impact a Purchaser's personal federal income tax return.
If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

The Company's manager, members, and officers, and each of their affiliates, shareholders, members, partners, officers, employees, attorneys, accountants, and agents (collectively, the "Indemnified Parties") are indemnified against certain actions or failures to act, and, therefore, a Purchaser may have a limited right of action against these individuals.
The Operating Agreement provides that the Company shall indemnify, defend, and hold harmless the Indemnified Parties from and against certain liabilities that may be made or imposed upon or incurred by any Indemnified Party by reason of any act performed (or omitted to be performed) for or on behalf of the Company, or in furtherance of or in connection with the Company business, except for those acts performed or omitted to be performed that constitute fraud, willful misconduct or gross negligence. Therefore, a Purchaser may have a more limited right of action against these individuals than would be available if these provisions were not contained in the Operating Agreement.

Purchasers are not entitled to participate in the management or operation of the Company or in the conduct of its business.

Our manager and control member have full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under Delaware law. Please consult the Operating Agreement.

The Company has the right to require Purchasers to make additional capital contributions, which means that the Company may require additional funding from you in the future.

The Company has the right to require Purchasers to make additional capital contributions in the future. This means that in addition to the purchase price of the Securities, the Company may require additional funding in the future which it may demand from you. If you refuse or are unable to make such additional monetary contributions, you may be diluted as an owner of the Company or even removed as an owner of the Company according to the procedures set forth in the Company's organizational documents. Please see the section of this Form C entitled "The Offering and the Securities."

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

PROPERTY AND THE BUSINESS

Description of the Property

The Company's one material property includes the land for the Flamingo Bay apartment development project, which will be acquired upon close of the acquisition loan on or about July 30, 2021. The Company's Developer has identified this property with existing medium density zoning and entitlements and will re-submit for high density apartments consistent with the city's general plan requirements in the City of Moreno Valley. The Developer expects to be finished with development plan approvals and building permit plan checks to be ready to pull building permits by March 2022.

Property Manager

The Company has engaged the following third-party property manager to operate, maintain and manage the property:

Name of Property Manager	Brief description	Years in business	Management fee
Cannon Management, Inc.	One of the largest apartment management companies in the Inland Empire.	25	3.0%

Property Revenue

Flamingo Bay apartments will generate revenue by renting workforce housing to the local population.

Property Condition

The planned building will be new construction. Flamingo Bay is fully entitled for medium density townhomes and will revised for high density apartment development. Building permit is expected to be pulled by the end of October 2021.

Competition

The Inland Empire is the largest eCommerce employer in America and has been California's fastest growing region, by job growth, for the past 10 years. In 2020 alone the Inland Empire absorbed 26 million square feet of eCommerce related industrial and logistics space. Additionally, there is another 120 million square feet of new eCommerce space in various stages of development. These projects are expected to add another 250,000 direct jobs and another 250,000 to 500,000 indirect jobs over the next 5 years. Relative to the current job base of 2 million, this is a tremendous regional job increase of 25% to 37.5%. During the 12 months ended May 31, 2021, the Inland Empire's apartment market was the best performing major metro in the country with 8.2% year over year rent increase and 2.1% vacancy, representing an extremely under supplied market. With these factors in mind, Flamingo Bay is well situated to capture a significant portion of the area's demand as tenants flock to new construction and upgrade from older properties in the market.

Financing

The project will be financed by a land loan with a first deed of trust in the amount of $950,000. This loan will be acquired on or about July 30, 2021.

Tenants

The current occupancy rate of the property is 0.0%. The average dollar amount of monthly rent revenue for Flamingo Bay apartments for the past year is $0.00.

Regulation

Flamingo Bay is subject to the following regulations:

Government agency	Type of approval	Application Date
City of Moreno Valley	Development entitlements	2006
City of Moreno Valley	Development entitlement revisions	Not yet submitted
Moreno Valley Building & Safety	Building permits	Not yet submitted

State of California AB 1482 controls the increase of tenant rent to be no greater than 5% + increase in CPI for buildings older than 15 years.

No environmental mitigation was required.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in Flamingo Bay and the percentage owned as of June 25, 2021:

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
SDC Ventures, LLC	44 Interests	100.0%

Other Property Information

Business Plan

Flamingo Bay is a new 88-unit multifamily development in Moreno Valley, CA. Moreno Valley is within the heart of California's Inland Empire which has been fastest job growth region in the state for the past 10 years and is the nation's largest eCommerce employer. For the 12 months ended May 31, 2021, the Inland Empire was both the #1 multifamily and #1 industrial market in the country. The area's explosive growth has been primarily attributable to the rise in eCommerce activity over the past several years. During that period of time, year-over-year multifamily rent growth was 8.2% and vacancy levels were 2.1%, according to the Yardi Matrix National Multi-Family publication. The high rent growth and vacancy levels below the economic normal of 5% indicate a very supply constrained market. The Sponsor and the Developer believe that the Flamingo Bay project will be favorability received by the market and will be a necessary addition to the community to support the area's continued economic success.

The property is located approximately one-half mile from the proposed and approved Downtown City Center which shall be a +/- 60-acre mixed-use development project. This Downtown City Center, if completed, shall contain desirable lifestyle amenities and will be accompanied by a beautification project of the surrounding area. The Sponsor and the Developer believe that Flamingo Bay will benefit from an increased "Walk-Score" and will become one of the most desirable areas within Moreno Valley, as the Downtown City Center is completed. Additionally, the property is located approximately 3.5 miles from the proposed World Logistics Center. The World Logistics Center is a 40 Million Square Foot industrial business complex consisting primarily of eCommerce related logistics space. Although the project has faced many hurdles to receiving final approvals, including several environmental lawsuits, and there is no guarantee that it will ultimately be completed, the project has recently been awarded approval. The World Logistics Center, if completed, would provide an increase in jobs during the construction phase and a significant permanent increase of surrounding jobs upon completion. Building Owners and Managers Association estimates that every 1,000 square feet of industrial space provides one permanent job. Extrapolating from this estimate, the World Logistics Center could provide 40,000 direct jobs to the immediate area and the potential for another 20,000 to 40,000 indirect jobs.

The Company's business plan is broken down into three major phases. 1) the Pre-Development phase 2) the Construction phase and 3) the Operations phase.

During the Pre-Development phase, the company shall acquire the property and amend the current development plan to allow for greater density. The proceeds of this offering along with the proceeds of the land loan shall be utilized to fund Pre-Development phase. It is anticipated that a third-party equity investor and a construction loan will be utilized to fund the Construction phase and to refinance the land loan. The Sponsor and the Developer estimate that this phase will take approximately 9 to 12 months. Although the property is fully entitled for a 49-unit townhome subdivision, the City has designated the property for a higher density multi-family project. The project's Sponsor and the Developer believe that because of all of the new development activity within the immediate area the highest and best use of the project is to redesign and build the 88-unit multi-family project with the intention of holding the project for 3 to 5 years as these developments are completed and seasoned. However, the Sponsor and the Developer may decide to complete the Townhome project. The Sponsor and Developer anticipate that a land loan in the amount of $950,000 along with the equity proceeds from this offering will be used to acquire the land and to complete the redesign of the project.

During the Construction phase, the Sponsor and the Developer intend to hire JSM as General Contractor and Empire CM, Inc. ("Empire") as Construction Manager, to construct the project. The Sponsor and the Developer estimate that this phase will take approximately 12 to 15 months. The Sponsor and the Developer have an existing relationship with JSM and believe that JSM's team is capable of executing on the project and ensuring that the plans are built to the quality and specifications required by the final plans and specifications. Empire CM, Inc. is a new company owned by the principals of the Developer. Empire was formed to ensure a greater level of oversight and control of the Developer's projects. Empire will consist of a highly experienced project executive, purchasing and contract agent, scheduling assistant, and one or more accounting personnel to provide support and additional oversight to the Company. The Sponsor and the Developer anticipate that equity of $6,700,000 and a construction loan of $17,600,000 will be required to refinance the existing loan and to complete the project. Additionally, the Sponsor and the Developer anticipate that the additional equity will be provided by third-party that is unrelated to the Company.

During the Operations phase, the Sponsor and the Developer will hire a third-party Property Manager to oversee the lease-up and continued operations of the property. The Sponsor and the Developer expect that Cannon Property Management ("Cannon") will be selected as the Property Manager. Cannon has been in business for more than 25 years and manages over 20,000 apartment units in the Inland Empire. The Sponsor and the Developer have an existing relationship with Cannon and are confident in Cannon's ability to oversee the successful lease-up and continued operations of the property.

Flamingo Bay's units will come standard with desirable leasing amenities such as granite countertops, stainless steel appliances, gas range/oven, in-unit washer/dryer, built-in microwave, dishwasher and refrigerator. Additionally, units will include plush carpeting in bedrooms, vinyl wood plank in kitchen, living and bath areas, veranda/covered patio, private yards, ceiling fans, patio grill, walk-in closets, air-conditioning, and gas heating and will be pre-wired for cable and high-speed community Wi-Fi.

Managing Entity

The Company is operated by the following managing entity:

Name	Description	Years in business	Management fee
SDC Ventures, LLC	Developer and Manager of multifamily real estate rental properties	4	1% of Capital Contributions

Compensation of Manager and Affiliates

The following is a description of the compensation and limited liability company interests that may be received by the Manager and its affiliates in connection with this offering, the operations of the Property Company and the acquisition, development, construction, operation and sale of the Property. The compensation, reimbursement and other payments described below will be paid from the proceeds of this offering, the construction loan, and/or the operation, sale or refinancing of the Property Company. The fees and reimbursements described below may be paid initially by the Manager or its affiliates, and then reimbursed by the Property Company to the Manager or such affiliate. Other than as set forth herein, no compensation will be paid to the Manager or its affiliates.

SDC Flamingo Bay MV, LLC - Fee Schedule

One-Time Acquisition Fee	3% of Total Capital Contributions
Annual Management Fee	1% of Total Capital Contributions

FB Flamingo Bay MV, LLC - Fee Schedule

Project Administration	4% of Total Cost
Construction Management & Oversight	2% of Total Construction Contract
Investor Representative Fee	$120,000

The Manager is taking a one-time acquisition fee from the Company of 3% of the total capital contributions. The Manager will be paid an annual Management Fee of 1% of total capital contributions paid in quarterly installments. Additionally, the Manager will be reimbursed for all direct expenses associated with the company including but not limited to expenses associated with the formation of the company, operating and maintaining the Company.

Litigation

There is no current or pending litigation.

Intellectual Property

The Company is not dependent on any, and has no, material intellectual property.

Other

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Land & Impact Fees	24.2%	$6,051	24.2%	$60,511
Hard Construction Costs	56.6%	$14,139	55.6%	$141,393
Soft Costs	11.7%	$2,930	11.7%	$29,301
Marketing & Leaseup	1%	$250	1%	$2,499
Project Carry	5.3%	$1,325	5.3%	$13,248
Project Working Capital Reserve	1.2%	$305	1.2%	$3,048
Total	**100.00%**	**$25,000**	**100.00%**	**$250,000**

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds if costs changes as a result of changing conditions in the construction of the project.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

The Manager of the Company and the project's Sponsor is SDC Ventures, LLC, a Wyoming limited liability company. SDC Ventures, LLC has developed and funded over $55 million of commercial projects for the benefit of private investors over the past 17 years. A serial developer of multiple types of real estate and renewable energy projects that focuses on socially conscious development and green investments in lower risk asset classes that combines tax-advantaged structures with consistent and reliable cash- flow. The Manager is owned and controlled by Charles Schaffer.

Charles Schaffer, President of the Company, has served as the Manager of SDC Ventures, LLC, since June 2019 and as the President of Sandview Development Corporation, a solar and real estate developer, since June 2005. Mr. Schaffer attended the International Correspondence School and holds a Bachelors of Science, Mechanical Engineering.

Employees

The Company currently has 0 employees.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Interests
Amount outstanding	44
Percentage ownership of the Company by the holders of such Securities	100%

The Company currently has no debt outstanding.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $220,000. Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is 100% owned and controlled by a managing entity. The managing entity is SDC Ventures, LLC, which is 100% owned and controlled by Charles Schaffer.

Following the Offering, and assuming the Company raises the minimum $900,000 under its concurrent offering under Rule 506(c) of Regulation D, the Purchasers will own 2% of the Company if the Minimum Amount is raised and 18% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto as Exhibit A in addition to the following information.

Operations

We are a pre-revenue company, and our primary expenses consist of the development and construction of the Project. Upon completion of construction and delivery of the apartments and subsequent lease-up, the Company will begin generating revenue from operations.

The Company intends to achieve profitability upon the leasing of a minimum of 76% of the apartment homes.

Liquidity and Capital Resources

The Offering proceeds are essential to the construction and operation of the project. We plan to use the proceeds as set forth above under the "Use of Proceeds" section and is an indispensable element of the Property Company's business objectives. The Offering proceeds will have a beneficial effect on our liquidity and closing of the construction for the Project.

The Property Company has the following sources of capital in addition to the Manager's investment and proceeds from the Offering:

$200,000 or more from Fairbrook Communities, between $900,000 and $2,200,000 from a concurrent offering of the Securities under Rule 506(c) of Regulation D, and a to be determined land loan expected to be between $900,000 and $1,000,000.

The Property Company plans to pursue a Construction loan in the amount of $17,950,000 and Limited Partner equity in the amount of $4,357,000, which will be invested at the Property Company level.

Capital Expenditures and Other Obligations

The Company's upcoming material capital expenditures include the construction of the Flamingo Bay development as contemplated in the Offering documents.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 50 Interests for up to $250,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 30, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a Pro-rata basis.

The minimum amount that a Purchaser may invest in the Offering is $25,000.00. The price of the Securities was determined arbitrarily and does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities until the Minimum Amount of investments is reached. The Intermediary will notify investors when the target offering amount has been met.

Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancelation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline or the Closing, whichever comes first, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

The Intermediary will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering early if it provides notice about the new Offering Deadline at least five (5) business days prior to such new Offering Deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via digital registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription.

If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

Intermediary

The Offering is being made through Infrashares Inc., the Intermediary. The Intermediary will receive a 3.0% acquisition fee and an annual management fee of 1% of the amount raised. The Intermediary will not receive any stock, warrants or other compensation in connection with the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), the Company will have 49 Interests outstanding.

Distributions

After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of the Securities. The Company's manager entity determines when and how distributions are made. Distributions are calculated in proportion to Interests. Distributions are apportioned to holders of Interests by the Company, and the Company intends to make quarterly distributions of cash to the members when possible. The timing of such distributions shall be in the Manager's discretion and shall, among other things, be subject to the maintenance of adequate reserves.

Available Cash (which is net cash available from operations, and includes refinancing proceeds and sale proceeds) will be distributed as follows:

- First, to the members pari passu, until they have received the preferred return on their net remaining capital contributions;

- Second, to the members pari passu, until they have received an amount equal to their net remaining capital contributions;

- Third, until the members have realized an internal rate of return of 15%, 75% to the members, and 25% to the profit members, pari passu;

- Fourth, until the members have realized an internal rate of return of 17%, 65% to the members, and 35% to the profit members, pari passu; and

- Thereafter, 50% to the members, and 50% to the profit members, pari passu.

Notwithstanding the foregoing, in connection with the dissolution and winding up of the Company, before the above distributions are made, the Company will first pay all outstanding debts and may set aside funds for reserves, as determined by the Manager.

In addition, the Manager may make certain distributions that are determined by reference to the member income taxes on taxable income that has been allocated to them.

The Interests are entitled to a preferred return. The preferred return is a cumulative, compounded annual return of 10%.

The Company will not be required to make special minimum tax distributions to holders of Interests, in the event that regular distributions are insufficient to pay such holders' tax liabilities.

Allocations

To determine how the economic gains and losses of the Company will be shared, the Operating Agreement allocates net income or loss to each member's capital account. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less all Company expenses. Generally, net income and net loss for each year will be allocated to the members in a manner consistent with the manner in which distributions will be made to the members.

Capital Contributions

The holders of Interests are required to make additional capital contributions following the Offering to the Company.

Transfer

Holders of Interests will not be able to transfer their Interests without the approval of the Company. All transfers of Interests are subject to state and federal securities laws.

Withdrawal

The Company is not required to make payments to a holder of Interests upon such holder's withdrawal from the Company.

Voting and Control

Members shall have voting rights in proportion to their respective ownership. The Company does not have any voting agreements or shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation Crowdfunding being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act, 3) as part of an Offering registered with the Commission or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Interests.

TAX MATTERS

Introduction

The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its members that should be considered by a potential Purchaser. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on that investor's particular facts and circumstances.

This discussion assumes that members hold their Interests as capital assets within the meaning of the Code. This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular member in light of the member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any particular member or (iii) the special tax rules that may apply to certain members, including, without limitation:

- insurance companies;

- tax-exempt organizations (except to the limited extent discussed in "Tax-Exempt Members" below);

- financial institutions or broker-dealers;

- Non-U.S. holders (as defined below);

- U.S. expatriates;

- subchapter S corporations;

- U.S. holders whose functional currency is not the U.S. dollar;

- regulated investment companies and REITs;

- trusts and estates;

- persons subject to the alternative minimum tax provisions of the Code; and

- persons holding our Interests through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Manager has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of Interests (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A member that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Potential investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of this Form C. No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of this Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the Operating Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the members would be treated as dividend income when received by the members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes. Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The manager believes that interests in the Company will not be traded on an established securities market. The manager also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the IRS would not successfully challenge these positions.

Code section 7704(c) provides an exception from treatment as a publicly traded partnership for partnerships 90% or more of the income of which is certain passive-type income, including interest, dividend and capital gain income from the disposition of property held to produce dividend or interest income. While the Company expects to meet this test, no assurance can be given that the Company will satisfy this requirement in each year.

Even if the Company has 10% or more of its income in a year from income that does not qualify as passive-type income, the Company may not be treated as a publicly traded partnership under Code section 7704 by virtue of certain safe harbors from such treatment provided in the Regulations. The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a publicly traded partnership. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. The Offering of Interests will not be registered under the Securities Act. Generally, an entity that owns Interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100 partner limitation. The Company may not comply with this safe-harbor if the Company admits more than 100 members.

Even if the Company exceeds 100 members and thus does not qualify for this safe-harbor, the Operating Agreement contains provisions restricting transfers and withdrawals of Interests that may cause Interests to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations

Assuming the Company is classified as a partnership and not as an association taxable as a corporation, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a member's distributive share of any item of income, gain, loss, deduction or credit is governed by the Operating Agreement unless the allocations provided by the Operating Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the members. While no assurance can be given, the manager believes that the allocations provided by the Operating Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Operating Agreement with respect to a particular item do not have substantial economic effect, each member's distributive share of that item would be determined for tax purposes in accordance with that member's interest in the Company, taking into account all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a member's capital contribution or which are distributions of previously taxed income or gain, to the extent they do not exceed a member's basis in his interest in the Company, should not result in taxable income to that member, but will reduce the member's tax basis in the Interests by the amount distributed or withdrawn. Cash distributed to a member in excess of the basis in his Interests is generally taxable either as capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the member to whom it is distributed.

Information will be provided to the members of the Company so that they can report their income from the Company.

Taxation of Interests - Limitations on Losses and Deductions

The Code provides several limitations on a member's ability to deduct his share of Company losses and deductions. To the extent that the Company has interest expense, a non-corporate member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the Code. Investment interest expense is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income; i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently, but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate members certain miscellaneous itemized deductions are allowable only to the extent they exceed a "floor" amount equal to 2% of adjusted gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such transactions were not considered tax shelters. Under the tax shelter reporting Regulations, if the Company engages in a "reportable transaction," the Company and, under certain circumstances, a Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and file "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the tax shelter reporting Regulations may be affected by further IRS guidance. Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the members. Each member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

Medicare Contribution Taxes

Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our Securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our Securities.

Taxation of Interests - Other Taxes

The Company and their members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see "State and Local Taxation" below). Each prospective investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective investor: (i) to become satisfied as to, among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by obtaining advice from one's own tax advisers, and to (ii) file all appropriate tax returns that may be required.

Tax Returns; Tax Audits

Company items will be reported on the tax returns for the Company, and all members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all members. In addition, the Tax Matters Member will have the authority to bind certain members to settlement agreements and the right on behalf of all members to extend the statute of limitations relating to the members' tax liabilities with respect to Company items.

State and Local Taxation

In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Company. No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A member's distributive share of the taxable income or loss of the Company generally will be required to be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.

Each prospective member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.

Disclosure to "Opt-out" of a Reliance Opinion

Pursuant to IRS Circular No. 230, investors should be advised that this Form C was not intended or written to be used, and it cannot be used by an investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C was written to support the private offering of the Interests as described herein. The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

Tax-Exempt Members

Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts ("IRAs"), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. An exempt organization's share of the income or gains of the Company, which is treated as UBTI, if any, may not be offset by losses of the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Company is highly complex, and there is no assurance that the Company's calculation of UBTI will be accepted by the IRS. No attempt is made herein to deal with all of the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt member. Each prospective tax-exempt member must consult with, and rely exclusively upon, its own tax and professional advisers.

Future Tax Legislation, Necessity of Obtaining Professional Advice

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to the Company are complex and are subject to varying interpretations. Moreover, the effect of existing income tax laws and of proposed changes in income tax laws on members will vary with the particular circumstances of each investor and, in reviewing this Form C and any exhibits hereto, these matters should be considered.

Accordingly, each prospective member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that member's particular facts and circumstances. In no event will the manager or its principals, affiliates, members, officers, counsel or other professional advisers be liable to any member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

Disclosure Issues

A Purchaser (and each employee, representative, or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the investor relating to such tax treatment and tax structure.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Currently, the Company has no transactions with related persons.

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20% or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
      (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No;
      (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
        (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
        (C) engaging in savings association or credit union activities? ☐ Yes ☑ No

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal ? ☐ Yes ☑ No
    (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
    (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock ? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
    (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

If Yes, explain:

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

If Yes, explain:

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If Yes, explain:

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

SDC Flamingo Bay MV, LLC

July 7, 2021

/s/Charles Schaffer

Charles Schaffer, Manager and Control Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

SDC Flamingo Bay MV, LLC

July 7, 2021

/s/Charles Schaffer

Charles Schaffer, Manager and Control Member

EXHIBITS

Exhibit A	Financial Statements and Certification Letter
Exhibit B	Certificate of Formation and Operating Agreement
Exhibit C	Subscription Agreement
Exhibit D	Offering Page
Exhibit E	Pro Forma Financial Projections
Exhibit F	Written Communications – Campaign Presentation

EXHIBIT A

Financial Statements and Certification Letter

 **SDC**VENTURES

June 21, 2021

Subject: Financial Statement for SDC Flamingo Bay MV, LLC

I, Charles Schaffer, acting in my capacity as Manager, certify that:

(1) the financial statements of SDC Flamingo Bay MV, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of SDC Flamingo Bay MV, LLC (not) included in this Form (due to no income) reflects accurately the information reported on the (non-existent) tax return for SDC Flamingo Bay MV, LLC for the fiscal year ended 12/31/2020.

By: SDC Ventures, LLC
Its: Manager

Charles Schaffer
As Manager

SDC Flamingo Bay MV, LLC

Balance Sheet

As of 5/31/2021

(Unaudited)

Assets

Current Assets

Cash	$0.00
Accounts receivable	$0.00
Inventory	$0.00
Prepaid expenses	$0.00
Short-term investments	$0.00
Total current assets	$0.00

Fixed (Long-Term) Assets

Long-term investments	$0.00
Property, plant, and equipment	$0.00
(Less accumulated depreciation)	$0.00
Intangible assets	
Total fixed assets	$0.00

Other Assets

Deferred income tax	
Other	
Total Other Assets	$0.00

Total Assets	**$0.00**

Liabilities and Owner's Equity

Current Liabilities

Accounts payable	$0.00
Short-term loans	$0.00
Income taxes payable	$0.00
Accrued salaries and wages	$0.00
Unearned revenue	$0.00
Current portion of long-term debt	$0.00
Total current liabilities	$0.00

Long-Term Liabilities

Long-term debt	$0.00
Deferred income tax	$0.00
Other	$0.00
Total long-term liabilities	$0.00

Owner's Equity

Owner's investment	$0.00
Retained earnings	$0.00
Other	
Total owner's equity	$0.00

Total Liabilities and Owner's Equity	**$0.00**

SDC Flamingo Bay MV, LLC

Income Statement

As of 5/31/2021

(Unaudited)

Revenue

Sales revenue	$0.00
(Less sales returns and allowances)	$0.00
Service revenue	$0.00
Interest revenue	$0.00
Other revenue	$0.00
Total Revenues	**$0.00**

Expenses

Advertising	$0.00
Bad debt	$0.00
Commissions	$0.00
Cost of goods sold	$0.00
Depreciation	$0.00
Employee benefits	$0.00
Furniture and equipment	$0.00
Insurance	$0.00
Interest expense	$0.00
Maintenance and repairs	$0.00
Office supplies	$0.00
Payroll taxes	$0.00
Rent	$0.00
Research and development	$0.00
Salaries and wages	$0.00
Software	$0.00
Travel	$0.00
Utilities	$0.00
Web hosting and domains	$0.00
Other	$0.00
Total Expenses	**$0.00**

Net Income Before Taxes	$0.00
Income tax expense	$0.00
Income from Continuing Operations	**$0.00**

Below-the-Line Items

Income from discontinued operations	$0.00
Effect of accounting changes	$0.00
Extraordinary items	$0.00
Net Income	**$0.00**

SDC Flamingo Bay MV, LLC
Cash Flow Statement

For the Five Months Ending As of 5/31/20:

Cash at Beginning of Year $ -

Operations

Cash receipts from

Customers	$ -
Other Operations	$ -

Cash paid for

Inventory purchases	$ -
General operating and administrative expenses	$ -
Wage expenses	$ -
Interest	$ -
Income taxes	$ -

Net Cash Flow from Operations $ -

Investing Activities

Cash receipts from

Sale of property and equipment	$ -
Collection of principal on loans	
Sale of investment securities	

Cash paid for

Purchase of property and equipment	$ -
Making loans to other entities	
Purchase of investment securities	

Net Cash Flow from Investing Activities $ -

Financing Activities

Cash receipts from

Issuance of stock	
Borrowing	

Cash paid for

Repurchase of stock (treasury stock)	
Repayment of loans	$ -
Dividends	$ -

Net Cash Flow from Financing Activities $ -

Net Increase in Cash $ -

Cash as of 5/28/2021 $ -

EXHIBIT B

Certificate of Formation and Operating Agreement

STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1.   The name of the limited liability company is SDC Flamingo Bay MV, LLC

2.   The Registered Office of the limited liability company in the State of Delaware is located at 1201 N Orange St., Suite 750 (street), in the City of Wilmington , Zip Code 19801 . The name of the Registered Agent at such address upon whom process against this limited liability company may be served is Anderson Registered Agents



By: _____
Authorized Person

Name: Amina Barraj
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:08 PM 06/17/2021
FILED 07:08 PM 06/17/2021
SR 20212485884 - File Number 6017068

OPERATING AGREEMENT

OF

SDC FLAMINGO BAY MV, LLC,
A DELAWARE LIMITED LIABILITY COMPANY

Dated as of
June 25, 2021

TABLE OF CONTENTS

TABLE OF CONTENTS
(Continued)

TABLE OF CONTENTS
(Continued)

OPERATING AGREEMENT
OF
SDC FLAMINGO BAY MV, LLC,
A DELAWARE LIMITED LIABILITY COMPANY

THIS OPERATING AGREEMENT (this "**Agreement**") is entered into as of June 25, 2021 (the "**Effective Date**"), by and among **SDC VENTURES, LLC**, a Wyoming limited liability company ("**SDC**"), the Control Members (as defined below) and any other Person that becomes a Member (as defined below) pursuant to the terms of this Agreement.

RECITALS

WHEREAS SDC FLAMINGO BAY MV, LLC (the "**Company**") is a limited liability company formed under the Delaware Limited Liability Company Act, as amended from time to time (the "**Act**"), pursuant to that certain Certificate of Formation filed on June 17, 2021 (the "**Certificate**") with the Delaware Secretary of State;

WHEREAS the Company will own a membership interest in the Property Company (as defined below).

WHEREAS the Company will indirectly acquire, own, develop and operate, by and through the Property Company (as defined below), that certain multi-family project commonly known as "Flamingo Bay," the legal description of which is attached hereto as Exhibit A.

WHEREAS the Parties (as defined below) wish to enter into this Agreement to set forth their rights and obligations with respect to the Company and provide for the operation and governance of the Company and its business affairs.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and promises contained herein and for the other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the undersigned agree as follows:

ARTICLE 1
DEFINITIONS AND OTHER MATTERS

1.1. **LIMITED LIABILITY COMPANY**. The Company is, and shall at all times remain, a limited liability company governed by the Act. The rights and the liabilities of the Parties with respect to the Company and its affairs shall be determined pursuant to the Act and this Agreement. To the extent that the rights or liabilities of any Party are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control. In the event of a direct conflict between the provisions of this Agreement and the mandatory provisions of the Act, such provisions of the Act shall control.

1.2. **NAME**. The name of the Company is **SDC FLAMINGO BAY MV, LLC**. The business of the Company will be conducted under such name or under such other name as the Manager may from time to time determine.

1.3. **PRINCIPAL PLACE OF BUSINESS**. The principal place of business shall be c/o SDC Ventures, LLC, 1718 Capitol Avenue, Cheyenne, WY 82001, or at such other place as the Manager may from time to time determine.

1.4. **REGISTERED AGENT AND REGISTERED OFFICE**. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware are Anderson Registered Agents, 1201 N Orange St., Suite 750, Wilmington, DE 19801.

1.5. **FOREIGN QUALIFICATION**. The Manager shall apply for authority for the Company to transact business in those jurisdictions where it is required to do so. The Manager on behalf of the Company shall file such other certificates and instruments as may be necessary or desirable in connection with its formation, existence, and operation, as determined by the Manager.

1.6. **PURPOSES AND POWERS**.

(a) The Company shall have all of the powers of a limited liability company permitted by the Act, including all powers necessary or advisable to achieve its purposes and to further its business, including, without limitation, all powers necessary or advisable to engage in the following activities:

(1) to, directly or indirectly, acquire, develop, manage, lease, own, finance, refinance, maintain and operate the Property and activities incidental thereto; and

(2) to, directly or indirectly, acquire, operate, manage, control, direct and otherwise deal with the Property Company; and

(3) to enter into and perform its obligations under the Basic Documents; and

(4) to cause, directly or indirectly, the Property Company to enter into and perform their respective obligations arising under the Basic Documents; and

(5) to engage in any lawful act or activity and to exercise any powers permitted to limited liability companies organized under the laws of the State of Delaware that are related or incidental to and necessary, convenient or advisable for the accomplishment of the above-mentioned purposes.

(b) The Company is hereby authorized to execute, deliver and perform, and the Manager, or any officer, on behalf of the Company is hereby authorized to execute and deliver, and/or cause the Property Company to execute and deliver, the Basic Documents and all documents, agreements, certificates, or financing statements contemplated thereby or related thereto, all without any further act, vote or approval of any other Person notwithstanding any other provision of this Agreement, the Act or applicable law, rule or regulation. The foregoing authorization shall not be deemed a restriction on the powers of the Manager, or any officer, to enter into other agreements on behalf of the Company.

1.7. **PROPERTY COMPANY**. It is expressly understood that, with respect to the Property, the Company shall conduct its business through one or more property companies (individually or collectively referred to as the "Property Company"). The Parties agree to make such changes as Lender may require to the organizational documents of the Property Company, including, without limitation, the addition of a non-member manager and/or independent director.

1.8. **DEFINED TERMS**. The following terms shall have the meanings indicated or referred to below, inclusive of their singular and plural forms except where the context requires otherwise.

"**Act**" shall have the meaning set forth in the Recitals. All references herein to sections of the Act shall include any corresponding provisions of succeeding law.

"**Affiliate**" shall mean, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Person. For purposes of the foregoing, "**control**," "**controlled by**" and "**under common control with**" with respect to any Person shall mean the ownership, directly or indirectly, of (i) more than fifty percent (50%) of the equity interests in such Person or (ii) the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

"**Agreement**" shall mean this Agreement, as originally executed and as amended, modified, supplemented or restated from time to time in accordance with the terms hereof.

"**Applicable Rate**" shall mean simple interest calculated at a rate equal to the lesser of (i) ten percent (10%) per annum, or (ii) the maximum rate of interest permitted by applicable law.

"**Audit**" shall mean the review and inspection of the books and records of the Company to be conducted after reasonable notice to the Manager not more than once each Fiscal Year, at the direction of a Majority in Interest and at the Company's expense, by such auditors or other representatives as may be selected by the Manager and approved by a Majority in Interest.

"**Available Cash Flow**" shall mean the sum of all receipts of the Company from any and all sources, less all cash disbursements (including expenditures for capital improvements and replacement) and a reasonable allowance for reserves, contingencies and anticipated obligations as reasonably determined by the Manager.

"**Basic Documents**" shall mean, individually or collectively, as the context so requires, the Construction Agreement, the Loan Documents, the Development Agreement and/or the Property Management Agreement, and all other documents, agreements, instruments or certificates contemplated thereby or related thereto.

"**Business Day**" shall mean any day other than a Saturday, Sunday, or other day on which national banks in Riverside County, California are not open for business.

"**Capital Account**" shall have the meaning set forth in Section 2.1.

"**Capital Call**" shall have the meaning set forth in Section 2.3.

"**Capital Contribution**" shall mean any money or property (or a promissory note or other binding obligation to contribute money or property) which a Member contributes to the Company (to the extent it is permitted to do so by a Majority in Interest) as a Member.

"**Capital Notice**" shall have the meaning set forth in Section 2.3.

"**Cash Deficit**" shall have the meaning set forth in Section 2.4.

"**Certificate**" shall have the meaning set forth in the Recitals.

"**Code**" shall mean the Internal Revenue Code of 1986, as amended. All references herein to sections of the Code shall include any corresponding provision or provisions of succeeding law.

"**Company**" shall mean SDC FLAMINGO BAY MV, LLC.

"**Construction Agreement**" shall mean a construction contract entered or to be entered into between the Property Company and JSM, a sole proprietor.

"**Contributing Member**" shall have the meaning set forth in Section 2.4.

"**Control Members**" shall mean the Members identified as Control Members on Schedule 1 attached to this Agreement.

"**Developer**" shall mean Fairbrook Communities LLC.

"**Development Agreement**" shall mean a Development Agreement entered or to be entered into between the Property Company and the Developer.

"**Effective Date**" shall have the meaning set forth in the introductory paragraph of this Agreement.

"**Fiscal Year**" shall mean the Company's fiscal year, which shall be the calendar year, or such other fiscal year as determined by the Manager.

"**Indemnified Party**" shall have the meaning set forth in Section 3.9.

"**Interest**" or "**Interest in the Company**" shall mean a Member's rights as a Member of the Company in accordance with the terms of this Agreement.

"**Investor Interests**" shall mean the Interests held by the Investor Parties.

"**Investor Parties**" shall mean all Parties other than the Sponsor Parties.

"**IRR**" shall mean the internal rate of return calculated using the "XIRR" function in Microsoft Excel, taking into account all Capital Contributions and distributions.

"**Lender**" shall mean, individually or collectively, as the context so requires, the Senior Lender and, if applicable, the Subordinated Lender.

"**Loan**" shall mean, individually or collectively, as the context so requires, the Senior Loan and the Subordinated Loan.

"**Loan Documents**" shall mean, individually or collectively, as the context so requires, the Senior Loan Documents and the Subordinated Loan Documents.

"**Majority in Interest**" shall mean a simple majority of the Control Members (based on the number of Control Members and not by Percentage Interests); provided, that if there shall be only two Control Members, the term "**Majority in Interests**" shall mean both Control Members.

"**Manager**" shall mean SDC, and any successor(s) Manager appointed pursuant to Section 3.15.

"**Members**" shall mean the Control Members and all Persons subsequently admitted as Members pursuant to this Agreement, so long as they remain a Member. Reference to a "**Member**" shall mean any one of the Members.

"**Net Remaining Capital Contribution**" shall mean the Member's Capital Contribution less any distributions to the Member under Sections 6.1 and 6.2.

"**New Property**" shall mean all property, excluding the Property, which is acquired by the Company with Available Cash Flow or additional Capital Contributions or otherwise, including, without limitation, property acquired as replacement property from the sale of the Property pursuant to one or more tax deferred exchanges under Section 1031 of the Code.

"**Non-Contributing Member**" shall have the meaning set forth in Section 2.4.

"**Officer**" shall have the meaning set forth in Section 3.14.

"**Parties**" shall mean the Members and each Manager. Reference to a "**Party**" shall mean any one of the Parties.

"**Percentage Interests**" shall mean the percentage interests of the Members as set forth in the books and records of the Company, as such percentage interests may be modified in accordance with the terms of this Agreement. The initial Percentage Interest of a Member shall be based on the percentage that such Member's initial Capital Contribution bears to the total of all initial Capital Contributions to the Company.

"**Percentage Profit Interests**" shall mean the percentage interests of the Profit Members as set forth in Schedule 2 attached to this Agreement.

"**Person**" shall mean an individual, partnership, limited liability company, corporation, joint venture, trust, business trust, association, or similar entity and the heirs, executors, legal representatives, successors and assigns of such entity where the context requires.

"**Preferred Return**" shall mean a cumulative, compounded annual return of ten percent (10%).

"**Profit Interest**" shall mean the rights of the Profit Members in the Company, as provided in this Agreement, which interest is exclusive of the rights and status of such Profit Members as Members, provided, that, the payment by the Company of distributions under Sections 6.1 and 6.2 to which the Profit Members may be entitled shall, at the election of a Majority in Interest, be structured (at Profit Members' expense) in such a way as the Majority in Interest may deem necessary or desirable for the purpose of minimizing the exposure of the Members to adverse tax consequences. For example, in connection with a sale of the Property, a Majority in Interest may resolve that the Company "**deed out**" a tenancy-in-common interest in such Property to the Profit Members in order to affect a complete liquidation of the Profit Interest and require the Profit Members to simultaneously convey the "**deeded out**" interest to the buyer of such Property and receive cash at the closing of the sale in the amount of the distribution otherwise payable to the Profit Members.

"**Profit Members**" shall mean SDC Profit Member. Reference to a "**Profit Member**" shall mean any one of the Profit Members.

"**Property**" shall have the meaning set forth in the Recitals.

"**Property Company**" shall mean FB FLAMINGO BAY MV PROP, LLC, a Delaware limited liability company, and/or a to be formed liability company.

"**Property Management Agreement**" shall mean a Management Agreement entered or to be entered into between the Property Company and the Property Manager.

"**Property Manager**" shall mean DFT, Inc., a California Corporation, dba The Cannon Management Company, or as selected by the Manager from time to time.

"**Regular Principal Payments**" shall have the meaning set forth in Section 6.1.

"**Schaffer**" shall mean Charles Schaffer, an individual.

"**SDC**" shall have the meaning set forth in the introductory paragraph to the Agreement.

"**SDC Profit Member**" shall mean Bayedge, LLC, a Wyoming limited liability company.

"**Senior Lender**" shall mean the lender selected by the Control Members to provide the Senior Loan to the Company and/or the Property Company.

"**Senior Loan**" shall mean that certain loan from Senior Lender to the Company and/or Property Company, for the acquisition and development of the Property.

"**Senior Loan Documents**" shall mean all documents, certificates and instruments that evidence, secure, or otherwise relate to the Senior Loan.

"**Sponsors Interests**" shall mean the Profit Interest and all Interests held by, or on behalf of, any of the Sponsor Parties.

"**Sponsor Parties**" shall mean Charles Schaffer and all affiliates of Charles Schaffer, including, without limitation, SDC and SDC Profit Member.

"**Transfer**" shall have the meaning set forth in Section 7.1.

"**Treasury Regulations**" shall mean the regulations promulgated by the Internal Revenue Service from time to time interpreting the Code, as amended from time to time.

ARTICLE 2
CAPITAL ACCOUNTS AND CONTRIBUTIONS

2.1.   **CAPITAL ACCOUNTS**. A separate capital account (a "**Capital Account**") shall be maintained for each Member strictly in accordance with the rules set forth in the Treasury Regulations under Section 704 of the Code. Subject to the preceding sentence, each Member's Capital Account shall be increased by:

(a)   the amount of money contributed (or deemed to be contributed) by the Member to the Company,

(b)   the fair market value of any property contributed by the Member to the Company (net of any liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code Section 752), and

(c)   allocations to the Member of Profit and other items of book income and gain.

And shall be decreased by:

(a)   the amount of money distributed to the Member by the Company,

(b)   the fair market value of property distributed to the Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Code Section 752), and

(c)   allocations to the Member of Loss and other items of book loss, expense and deduction.

2.2.   **CAPITAL CONTRIBUTIONS**. On the Effective Date, the Members shall make (or shall be deemed to have made, as applicable) initial capital contributions to the Company in the amounts set forth on Schedule 1 attached hereto.

2.3.   **CONTRIBUTIONS OF ADDITIONAL CAPITAL**. Members (other than Manager) shall be required to contribute additional capital to the Company: (i) in an amount equal to each such Member's future funding commitment amount set forth on Schedule 1 attached hereto, as and when determined by the Manager, and (ii) in such other additional amount as may be determined by a Majority in Interest, as and when such Majority in Interest shall so determine (in each case, a "**Capital Notice**"). The Members (other than the Managing Member) shall thereafter contribute all of the amounts required to be contributed as and when such contribution is required by the Members ("**Capital Call**") in proportion to their Percentage Interests (as determined without reference to the Percentage Interest held by Manager).

2.4.   **FAILURE TO CONTRIBUTE CAPITAL**. If a Member ("**Non-Contributing Member**") fails to deposit with the Company any amounts required to be contributed by such Member pursuant to any Capital Call ("**Cash Deficit**"), any other Member(s) (individually and collectively referred to herein as "**Contributing Member**"), who is not then in default of its obligations under this Agreement and has deposited with the Company all amounts required of such Contributing Member pursuant to such Capital Call, shall have the right, in the Contributing Member's sole discretion, but not the obligation to contribute the Cash Deficit to the Company, in which event the Percentage Interests shall be equitably adjusted as reasonably determined by a Majority in Interest, taking into account any valuations and such other facts and circumstances as deemed necessary or appropriate by a Majority in Interest, such that the Non-Contributing Member's Percentage Interest shall be decreased and the Contributing Member's Percentage Interest shall be increased. If more than one Member elects to be a Contributing Member, then each Contributing Member may take the actions described in this Section in the proportion that such Member's then Percentage Interest bears to the total Percentage Interests of all Contributing Members, except that all Contributing Members may agree in writing upon a different allocation.

2.5.   **NO WITHDRAWAL OF CAPITAL**. No Member shall have the right to withdraw all or any part of the Member's Capital Contributions or to demand and receive property of the Company or any distribution on account of the Member's Capital Contributions except as specifically provided herein.

2.6.   **NO INTEREST ON CAPITAL**. Except as expressly provided in this Agreement, no Member shall be entitled to receive interest on the Member's Capital Account or any Capital Contributions.

2.7.   **MEMBERS AS CREDITORS**. Subject to any limitation expressly set forth in this Agreement, any Member may lend money to and transact other business with the Company and, subject to applicable law, will have the same rights and obligations with respect thereto as a Person who is not a Member.

2.8.   **LIMITED LIABILITY**. Except as otherwise provided in the Act, and subject to Section 2.7, the debts, obligations and liabilities of the Company (whether arising in contract, tort or otherwise) shall be solely the debts, obligations and liabilities of the Company, and no Member, Manager or officer of the Company (including any Person who formerly held such status) shall be liable personally, or shall be obligated to contribute capital to the Company, for any such debt, obligation or liability of the Company solely by reason of such status.

2.9. **RETURN OF DISTRIBUTIONS**. Any Party who has received distributions from the Company shall have no liability to return such distributions to the Company, except to the extent, and on the terms and conditions, expressly provided by applicable law or expressly provided in this Agreement.

ARTICLE 3
MANAGEMENT AND COMPENSATION

3.1. **MANAGEMENT VESTED IN THE MANAGER**. Management of the Company, and each and every aspect of the management and operation thereof, shall be vested solely in the Manager, who shall as of the date of the initial filing of the Articles be SDC, and who shall direct, manage and control the business of the Company in its sole good faith business discretion. Except as expressly provided in this Agreement or required by non-waivable provisions of applicable law, the Manager shall have sole, full and complete authority, power and discretion to manage and control the business and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business, in its sole discretion. Notwithstanding the foregoing, and in addition to all other requirements imposed on the Manager as set forth herein or in the Act or at law, the Manager shall do the following:

(a) Informing Members. The Manager shall promptly notify the Members upon the occurrence of any event or circumstance that materially and adversely affects, or with the passage of time could reasonably be expected to materially and adversely affect, the legal or economic interests of the Members or the economic prospects of the Property. In addition, the Manager shall (i) notify all Members of each resolution to be implemented pursuant to Section 3.1(b) (prior to implementation) and (ii) otherwise keep the Members reasonably informed of the state of affairs of the Company by giving a detailed written account thereof not less than once per calendar quarter.

(b) Implementation of Resolutions. The Manager shall promptly implement any matter of significant Company business which a Majority in Interest resolves to take.

(c) Insurance. The Manager shall cause the Company to maintain General Liability Insurance of at least One Million and 00/100 Dollars ($1,000,000) per occurrence and Two Million and 00/100 Dollars ($2,000,000) aggregate, including Crime Coverage at least One Million and 00/100 Dollars ($1,000,000). Each Affiliate of the Manager, as a condition to doing any business with the Company, shall maintain General Liability Insurance of at least One Million and 00/100 Dollars ($1,000,000) per occurrence and Two Million and 00/100 Dollars ($2,000,000) aggregate, including Crime Coverage of at least One Million and 00/100 Dollars ($1,000,000); provided, any such Affiliate providing construction services to or for the benefit of the Company shall also maintain (i) Products/Completed Operations coverage of One Million and 00/100 Dollars ($1,000,000) per occurrence and Two Million and 00/100 Dollars ($2,000,000) aggregate, (ii) Workers Compensation Insurance at statutory limits, but not less than One Million and 00/100 Dollars ($1,000,000), and (iii) Comprehensive Automobile Liability Insurance of at least One Million and 00/100 Dollars ($1,000,000); and, provided further, any such Affiliate providing real estate brokerage or agency services to or for the Company shall maintain Professional Liability Insurance of at least One Million and 00/100 Dollars ($1,000,000) and Workers Compensation Insurance of at least One Million and 00/100 Dollars ($1,000,000). The insurance required hereunder shall be issued by an insurance company having a rating of not less than A- VIII in Best's Insurance Guide and approved to do business in the State of California, name the Members as additional Insureds (which condition shall not be deemed satisfied until certificate(s) evidencing such insurance has been received by the Members), provide that such insurance shall not be canceled or coverage changed unless thirty (30) days' prior written notice shall have been given to the Members (but Manager shall be entitled from time to time to substitute any such insurance with substantially similar coverage provided the requirements of this Section 3.1 are otherwise satisfied) and, in the case of any Manager's Affiliate's insurance, (i) also name the Company as an additional insured; (ii) be primary insurance as to all claims thereunder and provide that any insurance carried by the Company is excess and is non-contributory, (iii) include commercially reasonable deductibles, and (iv) be carried without cost to the Company or the Members. The Company and the Manager's Affiliates must agree to have their respective insurance companies waive any applicable rights of subrogation that such companies may have against the Company or such Affiliate, as the case may be. Notwithstanding the foregoing, neither the Manager nor any Manager's Affiliate shall be obligated to cause an insurance carrier to (i) name the Members as additional insureds with respect to any insurance coverage for which the insurance carrier refuses to do so (after being requested to do so) or (ii) waive any applicable rights of subrogation against the Company or a Manager's Affiliate with respect to any insurance coverage for which the insurance carrier refuses to waive (after being requested to do so), and, in each such case, the Manager shall notify the Members by email or other writing of such carrier's refusal. The insurance required hereunder shall be subject to such additional requirements as may be reasonably requested by the Members.

3.2. **LIMITATION ON AUTHORITY**. Notwithstanding Section 3.1 above, the Manager shall have no authority to do any of the following acts for the Company without the written approval or authorizing resolution of a Majority in Interest:

(a) To acquire, dispose of or exchange the Property or execute or deliver instruments in connection therewith;

(b) To borrow money or hypothecate, encumber and grant security interests in the assets of the Company or execute or deliver instruments in connection therewith;

(c) Except with respect to taxes, insurance, and utilities arising in the ordinary course of the Company's business, items on any Company budget approved by a Majority in Interest, and obligations of less than $50,000, to pledge the Company's credit or to render it liable for any purpose;

(d) Without limitation of the Manager's right to cause the Company and/or the Property Company to carry out the terms of the Loan, and to reduce Company indebtedness in whole or in part by causing the Company and/or the Property Company to prepay all or any part of such indebtedness;

(e) To invest any Company funds other than as a matter of routine administration of the Company;

(f) To hold any Company funds or investments in accounts which have not previously been disclosed to the Members;

(g) Reserved;

(h) Except with respect to unlawful detainer actions with respect to tenants of the Property or any Company obligation which may be fully and finally settled or compromised for less than $50,000: to sue any third party, to prosecute, settle or compromise all claims against third parties, to compromise, settle and consent to, or accept judgment with respect to, claims against the Company, and to execute all documents and make all representations, admissions and waivers in connection therewith;

(i) Except in connection with the establishment of reasonable reserves (which upon stabilization of the company shall not exceed an amount equal to projected three-month cash flow needs of the Company, on a rolling basis, without the written approval or authorizing resolution of a Majority in Interest), to withhold distributions to the Members of Available Cash Flow;

    (j)   To cause the Company to merge with, or consolidate into, another Person;

    (k)   To change primary business of the Company from that described in Section 1.6;

    (l)   To do anything to make it impossible to carry on the business of the Company.

Notwithstanding subsection (c) of this Section 3.2, the Manager shall have authority to cause the Company to incur obligations of $10,000 or more, up to a maximum of $50,000, upon satisfaction of all of the following conditions precedent: (i) the Manager shall have given written notice to all Members of the Manager's intent to incur such obligation, which notice shall describe with particularity the amount, timing and purpose of the contemplated obligation; and (ii) a Majority in Interest shall not have objected to the contemplated obligation within ten (10) Business Days after Manager's notice has been given to the Members in accordance with Section 9.9 hereof.

    3.3.   **LIMITATIONS UPON THE AUTHORITY OF THIRD PARTIES AND MEMBERS**. Except as expressly provided elsewhere in this Agreement, unless authorized to do so in writing by the Manager, no Member, attorney-in-fact, employee, officer, or other agent of the Company shall have any right, power, or authority to (a) bind the Company in any way, (b) pledge the credit of the Company or render the Company liable for any purpose, (c) make any contracts, enter into any transactions, or make any commitments on behalf of the Company or otherwise to bind the Company, or (d) otherwise participate in the management, operation, or control of the Company business.

    3.4.   **DELEGATION OF AUTHORITY; TRANSACTIONS WITH THE MANAGER OR AFFILIATES**. The Manager may contract with other Person, including the Profit Members and Affiliates of the Manager, to perform any of the Manager's duties for or on behalf of the Company, but such delegation shall not relieve the Manager of responsibility for such duties. The Manager, the Profit Members and/or the Manager's Affiliates may, directly or indirectly, render services to or otherwise deal with the Company or its Affiliates in connection with carrying out the business and affairs of the Company; provided, that, the Company shall not pay any compensation therefor except as provided in this Agreement.

    3.5.   **ORGANIZATIONAL DOCUMENTS**. So long as any portion of the Loan remains outstanding, no Manager or Member shall have any authority to modify the organizational documents of the Property Company without Lender's consent, as more fully set forth in the Loan Documents.

    3.6.   **LIABILITY OF THE MANAGER**. Manager shall not have any personal liability for any obligation of the Company solely by reason of being or having been a Manager or Member of the Company. The Company and the Manager do not, in any way, guarantee the return of the Members' Capital Contributions or a profit for the Members from the operations of the Company. None of the Indemnified Parties (as defined below) shall be liable to the Members or to the Company for any loss resulting from any acts or omissions of any of the Indemnified Parties unless such acts or omissions constitute fraud, willful misconduct or gross negligence by the Indemnified Party in question.

    3.7.   **MANAGER HAS NO EXCLUSIVE DUTY TO COMPANY**. Manager shall not be required to manage the Company as its sole and exclusive function. Manager may have other business interests and may engage in other activities in addition to those relating to the Company. Manager shall not be required to devote all of its business time to the Company but shall devote such time to the Company as the Manager deems appropriate in its discretion. The Manager may participate in other business ventures and opportunities of every kind including, without limitation, those in competition with the Company or a

Member. No other Person shall have any right by virtue of this Agreement to any income or profit derived from any such other business venture or opportunity.

3.8. **MEETINGS**. No regular meetings of the Company or its Members shall be required; provided, however, the Manager, upon at least thirty (30) days advance notice, or a Majority in Interest, upon at least ten (10) days advance notice, may call a meeting of the Company and its Members (which shall be held at such place as the Manager or Majority in Interest shall designate, or by telephonic conference call during business hours at a mutually convenient time).

3.9. **BANK ACCOUNTS**. The Manager may, from time to time, open bank accounts in the name of the Company, and may designate the Persons having the authority to withdraw or apply funds from such accounts.

3.10. **INDEMNIFICATION**. The Company shall indemnify, defend, and hold harmless the Manager (including former Managers), Members, and officers of the Company, and each of their Affiliates, shareholders, members, partners, officers, employees, attorneys, accountants, and agents (collectively, the **"Indemnified Parties"** and each individually, an **"Indemnified Party"**) from and against any and all claims, demands, suits, proceedings, losses, costs, damages, liabilities and expenses of any kind whatsoever, including actual attorneys' fees and court costs (which shall be paid as incurred) and liabilities under state and federal securities laws (to the extent permitted by applicable law) that may be made or imposed upon or incurred by any Indemnified Party by reason of any act performed (or omitted to be performed) for or on behalf of the Company, or in furtherance of or in connection with the Company business, except for those acts performed or omitted to be performed that constitute fraud, willful misconduct or gross negligence.

3.11. **RIGHT OF THIRD PARTIES TO RELY ON THE MANAGER**. Any Person (including any bank in which Company funds are deposited) dealing with the Company may rely (without duty of further inquiry) upon a certificate, resolution, agreement, or other instruments signed by the Manager, or its duly authorized attorney in fact, as to:

   (a)   the identity of any Party;

   (b)   the existence or nonexistence of any fact or facts which constitute a condition precedent to acts by any Party or which are in any other manner germane to the affairs of the Company;

   (c)   the Persons who are authorized to execute and deliver any instrument or document or to withdraw funds from any Company bank account of the Company;

   (d)   authorizing the Company to acquire or dispose of property, to borrow money, or to enter into agreements related to any of the foregoing; or

   (e)   any act or failure to act by the Company or any other matter whatsoever involving the Company or any Party.

3.12. **REIMBURSEMENT OF EXPENSES**.

   (a)   The Manager shall be entitled to reimbursement from the Company for all expenses incurred and paid by the Manager on behalf of the Company, including, without limitation, all expenses incurred by the Manager in the formation of the Company or the Property Company, the issuance of Interests in the Company, and/or in connection with the acquisition, financing, holding, refinancing or disposition of the Property.

(b)   Reserved.

3.13.   **COMPENSATION**.

(a)   Manager shall receive an acquisition fee equal to 3% of the total Capital Contributions in the Company for services rendered in the acquisition of the Property and the investment into FB Flamingo Bay MV, LLC.

(b)   Manager shall be compensated for services rendered to the Company by the payment by the Company in cash to the Manager (or its designee) in advance on the first day of each Fiscal Quarter (or portion thereof) during such period of a management fee (the "**Management Fee**"). The annual Management Fee shall be 1% of the aggregate Capital Contributions by the Members and the Control Members determined as of the beginning of each Fiscal Quarter during such period.

(c)   Reserved.

(d)   Manager shall be reimbursed for expenses incurred in connection with the provision of services to the Company, as compensation for providing asset management services to the Company, including, without limitation, the following services:

(1)   provide the Members with reports in connection with the Company's assets and investment policies;

(2)   select, and, on behalf of the Company, engage and conduct business with such persons as the Manager deems necessary to the proper performance of its obligations as set forth in this Agreement, including but not limited to consultants, accountants, lenders, technical advisors, attorneys, brokers, underwriters, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, banks, developers, construction companies, property owners, property managers, mortgagors, and any and all agents for any of the foregoing, including Affiliates of the Manager, and persons acting in any other capacity deemed by the Manager necessary or desirable for the performance of any of the foregoing services, including but not limited to entering into contracts in the name of the Company or the Property Company with any of the foregoing provided that the Manager shall not enter into any contract with a term of more than twelve (12) months without the prior approval of a Majority in Interest;

(3)   perform such due diligence and underwriting duties as reasonably required in order for the Company to make a reasonable business judgement as to the acquisition or disposition of Company assets;

(4)   monitor and evaluate the performance of the Company's investments, oversee the performance of the Property Managers and coordinate and manage relationships between the Company and its Members;

(5)   provide ongoing review of documents and specific terms throughout lease negotiations with new and/or existing tenants;

(6)   provide ongoing services with respect to the management of the Company's investments including with respect to recommendations regarding capital improvements at the Property, payment and contestation of property and other taxes assessed at the Property and evaluation and recommendations regarding any insurance policies obtained by the Company or the Property Company;

(7)   negotiate on behalf of the Company with banks or lenders for loans to be made to the Company or the Property Company, or obtain loans for the Company or the Property Company, and negotiate on behalf of the Company or such Property Company with investment banking firms and broker-dealers; and provided, further, that any fees and costs payable to third parties incurred by the Manager in connection with the foregoing shall be the responsibility of the Company or the Property Company, as applicable;

(8)   from time to time, or at any time, provide up-to-date economic research of the local and national market trends and prepare long term financial forecasts and perform cash flow analysis in order to determine the Property's financial performance and determine sale/exit valuations; and

(9)   use commercially reasonable efforts to obtain tenants for the Property and to renew existing leases ("**Leasing Services**"), including, without limitation, reasonably investigate all prospective tenants, oversee tenant improvements, handling tenant issues, and coordinating necessary onsite third party services, including, the hiring of one or more brokers.

(e)   Reserved.

3.14.   **OFFICERS**.

(a)   The Company may have such officers as the Manager in its discretion may appoint (each, an "**Officer**"). Any such Officer may, subject to the general direction and control of the Manager, have responsibility for the management of the normal and customary day-to-day operations of the Company to the extent so delegated by the Manager, subject to the provision of this Agreement, and will be empowered to and will engage in all appropriate and necessary activities to accomplish the purposes of the Company as set forth herein.

(b)   The Manager hereby delegates to each Officer the nonexclusive power and authority to act as an agent of the Company and, in such capacity, to bind the Company in the ordinary course of the Company's business and to execute any and all documents to be signed by the Company, subject to the limitations on the authority of the Officers set forth in this Article 3 and under applicable Delaware law.

(c)   The name and title of the initial Officers of the Company are as follows:

Name:	**Title:**
Charles Schaffer	President

(a)   Without limiting the generality of Section 3.14(a) above, but subject to the provisions of this Article 3, each Officer shall have the authority on behalf and in the name of the Company to take any action or make any decision on behalf of the Company, in each case, in the ordinary course of business, to carry out any and all of the purposes of the Company set forth in Section 1.6, and to perform all acts and enter into and perform all contracts and other undertakings which they may deem necessary or advisable or incidental thereto, including the power to:

(1)   formulate business plans and strategies, budgets, and investment policies;

(2)   draw checks or other orders for the payment of monies in respect of the day-to-day operations of the Company;

(3)   invest cash balances in any short-term instruments or accounts;

(4)   hire employees or consultants, set the salaries, bonus or other compensation of such employees or consultants, and terminate the engagement of such employees or consultants; or

(5)   authorize any employee or other agent to act for and on behalf of the Company in all matters incidental to the foregoing.

3.15.   **MANAGER'S STANDARD**.   Unless otherwise expressly provided for herein, any, consent, approval, decision or determination to be made by the Manager (or by an Officer appointed pursuant to Section 3.14) in connection with this Agreement shall be in its sole good faith business discretion.

3.16.   **REMOVAL; SUCCESSOR MANAGERS**.   Manager may be removed, and a successor Manager shall be appointed, by a Majority in Interest; provided, SDC may not be removed except as a result of (i) fraud, (ii) willful misconduct, or (iii) gross negligence that results in a material loss to the Members. Manager may resign at any time by providing written notice to the Members, in which event the resigning Manager shall not be entitled to any further compensation. Any such resignation shall take effect on the date specified in the notice, and the acceptance of the resignation shall not be necessary to make it effective. All agreements between the Company (or its Affiliates) and Affiliates of SDC shall automatically terminate upon the removal of SDC pursuant to this Section 3.16. Notwithstanding anything to the contrary, the removal of SDC as the Manager shall in no event affect the rights and privileges of SDC or any SDC Affiliate as a Member or economic interest holder of the Company.

ARTICLE 4
ACCOUNTING AND RECORDS

4.1.   **RECORDS AND ACCOUNTING**.   The Company shall prepare its tax returns in accordance with federal income tax accounting principles as from time to time in effect using the calendar year. The books and records of the Company shall reflect all Company transactions and shall otherwise be appropriate and adequate for the Company's business in accordance with the Act and sufficient for the performance of an Audit by the Members.

4.2.   **ACCESS TO ACCOUNTING AND OTHER RECORDS**.   All books and records of the Company shall be maintained at the Company's principal place of business. Such books and records shall be open to inspection by the Members during normal business hours solely for purposes reasonably related to their Interest in the Company upon at least three (3) Business Days' prior written notice to Manager. Any information so obtained shall be kept and maintained in the strictest confidence except as required by applicable law. In addition, the Manager shall cooperate with the Members in connection with any Audit and cause the Company to pay all costs associated therewith.

4.3.   **TAX INFORMATION**.   The Manager shall use commercially reasonable efforts (e.g., timely instruction to the Company accountants to do so), to cause the Company to deliver to each Member (and, as applicable, a former Member) within ninety (90) days after the end of each Fiscal Year all information necessary for the preparation of such Member's (or former Member's) federal and state income tax returns; provided, the Members acknowledge that circumstances beyond the reasonable control of the Manager may preclude the ability to timely produce such information.

4.4.   **TAX MATTERS PARTNER**.   So long as SDC is the Manager, Charles Schaffer shall be the "**partnership representative**" of the Company within the meaning of Section 6223(a) of the Code (in either capacity, the "**Tax Representative**") for federal income tax purposes. With respect to state and local (including property) tax matters, the Tax Representative shall have the sole authority to act, elect, report, and exercise his discretion with respect to Company tax matters.

4.5. **TAX RETURNS**. The Manager, at the expense of the Company, shall use commercially reasonable efforts (e.g., timely instruction to the Company accountants to do so) to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required state and local tax returns in each jurisdiction in which such filing is required by applicable law.

4.6. **PARTNERSHIP FOR TAX PURPOSES ONLY**. It is the intent of the Members that the Company be operated in a manner consistent with its treatment as a "**partnership**" for federal and state income tax purposes. It is also the intent of the Members that the Company not be operated or treated as a "**partnership**" for purposes of Section 303 of the Federal Bankruptcy Code. The classification of the Company as a partnership shall apply only for federal (and, as appropriate, state and local) income tax purposes. This characterization, solely for tax purposes, does not create or imply a general partnership between the Members for state law or any other purpose. Instead, the Members acknowledge the status of the Company as a limited liability company formed under the Act.

ARTICLE 5
ALLOCATION OF PROFIT AND LOSS

5.1. **DEFINITIONS**. The following definitions shall apply for purposes of this Article 5:

"**Adjusted Capital Account Deficit**" shall mean, with respect to any Member for any taxable year or other period, the deficit balance, if any, in such Member's Capital Account as of the end of such year or other period, after giving effect to the following adjustments:

      (a)   Credit to such Capital Account any amounts that such Member is obligated to restore or is deemed obligated to restore as described in the penultimate sentence of Treasury Regulation Section 1.704-2(g)(1) and in Treasury Regulation Section 1.704-2(i); and

      (b)   Debit to such Capital Account the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Book Basis**" shall mean, with respect to any asset of the Company, the adjusted basis of such asset for federal income tax purposes; provided, however, that (a) if any asset is contributed to the Company, the initial Book Basis of such asset shall equal its fair market value on the date of contribution as determined by the Manager, and (b) the Book Basis of all Company assets may, in the Manager's discretion, be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (i) the acquisition of an additional Interest by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an Interest; and (iii) in connection with the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g). The Book Basis of all assets of the Company shall be adjusted by depreciation as provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(g) and any other adjustment to the basis of such assets other than depreciation or amortization.

"**Company Minimum Gain**" shall mean "**partnership minimum gain**" as defined in Treasury Regulation Section 1.704-2(d).

"**Member Minimum Gain**" shall mean the Company's "**partner nonrecourse debt minimum gain**" as defined in Treasury Regulation Section 1.704-2(i)(2).

"**Member Nonrecourse Debt**" shall mean "**partner nonrecourse debt**" as defined in Treasury Regulation Section 1.704-2(b)(4).

"**Member Nonrecourse Deductions**" shall mean "**partner nonrecourse deductions**" as defined in Treasury Regulation Section 1.704-2(i)(2).

"**Nonrecourse Deductions**" shall have the meaning set forth in Treasury Regulation Section 1.704-2(b)(1).

"**Profit**" or "**Loss**" shall mean, for each taxable year or other period, an amount equal to the Company's taxable income or loss for such year or other period, determined in accordance with Section 703(a) of the Code (including all items of income, loss or deduction required to be stated separately under Section 703(a)(1) of the Code), with the following adjustments:

(a)　　Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profit or Loss will be added to Profit or subtracted from Loss;

(b)　　Any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) expenditures under Treasury Regulation Section 1.704-1(b)(2)(iv)(i) , and not otherwise taken into account in computing Profit or Loss, will be considered in determining Profit or Loss;

(c)　　Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the Book Basis of such property, notwithstanding that the adjusted tax basis of such property may differ from its Book Basis;

(d)　　In lieu of depreciation, amortization (and other cost recovery deductions) taken into account in computing taxable income or loss, there will be taken into account depreciation for the taxable year or other period as determined in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g);

(e)　　Any items of specially allocated pursuant to Section 5.3 shall not be considered in determining Profit or Loss; and

(f)　　Any increase or decrease to Book Basis of assets as a result of any adjustment pursuant to clause (b) of the definition of Book Basis shall constitute an item of gain or loss in determining Profit or Loss.

"**Regulatory Allocations**" shall have the meaning set forth in Section 5.3(g).

5.2.　　**ALLOCATION OF PROFIT AND LOSS**. For each Fiscal Year or portion thereof, Profit or Loss (and items entering into the computation of Profit or Loss) shall be allocated (after taking into account all allocations pursuant to Section 5.3) in such a manner that the Members' respective Capital Accounts are, as nearly as possible, consistent with the distributions they would receive if the Company were liquidated at the end of such period, the Company disposed of all assets for an amount equal to their Book Basis and the Company paid all of its liabilities and obligations and distributed the remaining assets to the Members in accordance with Section 8.5.

5.3.   **ALLOCATIONS AND COMPLIANCE WITH SECTION 704(B)**. The following special allocations shall be made in the following order:

(a)   If there is a net decrease in Company Minimum Gain or in any Member Minimum Gain during any taxable year or other period, prior to any other allocation pursuant hereto, such Member shall be specially allocated items of income and gain for such year (and, if necessary, subsequent years) in an amount and manner required by Treasury Regulation Sections 1.704-2(f) or 1.704-2(i)(4). The items to be so allocated shall be determined in accordance with Treasury Regulation Section 1.704-2.

(b)   Nonrecourse Deductions for any taxable year or other period shall be allocated (as nearly as possible) under Treasury Regulation Section 1.704-2 to the Members, pro rata in proportion to their respective Percentage Interests.

(c)   Any Member Nonrecourse Deductions for any taxable year or other period shall be allocated to the Member that made or guaranteed or is otherwise liable with respect to the loan to which such Member Nonrecourse Deductions are attributable in accordance with the principles under Treasury Regulation Section 1.704-2(i).

(d)   Any Member who unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) which causes or increases a negative balance in his or its Capital Account shall be allocated items of income sufficient to eliminate such increase or negative balance caused thereby, as quickly as possible, to the extent required by such Treasury Regulation.

(e)   No allocation of loss or deduction shall be made to any Member if, as a result of such allocation, such Member would have an Adjusted Capital Account Deficit. Any such disallowed allocation shall be made to the Members entitled to receive such allocation under Treasury Regulation Section 1.704 in proportion to their respective Percentage Interests.

(f)   For purposes of Section 752 of the Code and the Treasury Regulations thereunder, excess nonrecourse liabilities (within the meaning of Treasury Regulations Section 1.752-3(a)(3)) shall be allocated to the Members pro rata in proportion to their respective Percentage Interests.

(g)   The allocations contained in Sections 5.3(a), 5.3(b), 5.3(c), 5.3(d) and 5.3(e) (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Section 704 of the Code. The Regulatory Allocations shall be taken into account in allocating Profits, Losses and other items of income, gain, loss and deduction among the Members so that to the extent possible, consistent with the Treasury Regulations, the aggregate allocations made to each Member under this Agreement shall equal the net amount that would have been allocated to each Member had the Regulatory Allocations not occurred.

5.4.   **ALLOCATIONS OF TAXABLE ITEMS**. All items of Company taxable income, gain, loss and deduction shall be allocated in a manner consistent with the allocation of items of Profit and Loss and other items as prescribed in Section 5.3, except as otherwise required by the Code and the regulations thereunder (including the provisions of Section 704 of the Code with respect to any property contributed to the Company and with respect to any property the Book Basis of which is adjusted pursuant to this Agreement).

ARTICLE 6
DISTRIBUTIONS

6.1.   **DISTRIBUTIONS OF AVAILABLE CASH FLOW.** The Company shall, as and when reasonably determined by the Manager, make distributions of Available Cash Flow from operations to the Members (in proportion to their respective Percentage Interests) and the Profit Members (in proportion to their respective Percentage Profit Interests) in the following manner and order of priority:

(a)   First, to the Members pari passu, until they have received the Preferred Return on their Net Remaining Capital Contributions;

(b)   Second, to the Members pari passu, until they have received an amount equal to their Net Remaining Capital Contributions;

(c)   Third, until the Members have realized an IRR of fifteen percent (15%), seventy-five percent (75%) to the Members, and twenty-five percent (25%) to the Profit Members, pari passu;

(d)   Fourth, until the Members have realized an IRR of seventeen percent (17%), sixty-five percent (65%) to the Members, and thirty-five percent (35%) to the Profit Members, pari passu; and

(e)   Thereafter, fifty percent (50%) to the Members, and fifty percent (50%) to the Profit Members, pari passu.

6.2.   **RESERVED.**

6.3.   **DISTRIBUTIONS OF AVAILABLE CASH FLOW FROM NEW PROPERTY**. The Company shall, as and when directed by the Manager, make distributions of Available Cash Flow from New Property to the Members in proportion to their respective Percentage Interests.

6.4.   **WITHHOLDING.** Should any Party be subject to withholding pursuant to the Code, or any other provision of federal, state, or local law, the Company shall withhold all amounts otherwise distributable to such Member as shall be required by law, and any amounts so withheld shall be deemed to have been distributed to such Member under this Agreement. If any sums are withheld pursuant to this provision, the Company shall remit the sums so withheld to and file the required forms with the Internal Revenue Service or other applicable government agency and, in the event of any claimed over-withholding, each Member shall be limited to an action against the Internal Revenue Service, or other applicable government agency for refund and hereby waives any claim or right of action against the Company or the Manager on account of such withholding. Furthermore, if the amounts required to be withheld exceed the amounts which would otherwise have been distributed to such Member, such Member shall contribute any deficiency to the Company within ten (10) days following notice from the Manager. If such deficiency is not contributed within such time, any non-contributed amounts shall be considered a demand loan from the Company to such Member, with interest equal to the Applicable Rate, which interest shall be treated as an item of Company income, until discharged by such Member by repayment. Such demand loan shall be repaid, without prejudice to other remedies at law or in equity that the Company may have, out of distributions to which the debtor Member would otherwise be subsequently entitled under this Agreement.

6.5.   **TERMINATION OF PROFIT INTEREST**. The Members shall not terminate the Profit Interests except upon the resignation of SDC as Manager or the removal of SDC pursuant to Section 3.16 for fraud. In the event of a termination of the Profit Interest pursuant to this Section, the Company shall (i) pay the Profit Members, within ninety (90) days of the termination, an amount equal to the accrued value of the Profit Interest as of the time of such termination, or (ii) convert the Profit Interest into an Interest commensurate with such accrued value. The Company shall implement the provisions of this paragraph on such fair and equitable terms as may be approved by a Majority in Interest after consultation with the Profit Members.

ARTICLE 7
CHANGES IN MEMBERSHIP

7.1.   **TRANSFER.** Except as provided in Section 7.6 below, no Member may transfer, sell, encumber, mortgage, assign or otherwise dispose of (each, a "**Transfer**") any portion of such Member's Interest in the Company, except with the consent of a Majority in Interest; provided, that, a Member shall have the right to transfer, directly or indirectly, its Interest to a trust in which it is trustee for the benefit of such Member and/or such Member's spouse and/or issue (a "**Trust Transfer**"); provided, that such Trust Transfer shall be expressly conditioned upon the transferor of any such interest maintaining, at all times, all decision-making authority with respect to such transferred interest, including all voting and consent rights with respect thereto. If a Member who is a natural person dies, or is adjudged incompetent, the Member's executor, administrator, guardian, conservator, or legal representative may exercise the rights of the Member under this Agreement for purposes of administering the Member's property or settling the Member's estate. If a Member is a corporation, trust, or other entity, and is dissolved or terminated, the Member's legal successor or representative may exercise its rights. Except as provided in Section 7.6 below, or in connection with a Trust Transfer, no transferee, and no such executor, administrator, guardian, conservator, representative, or successor, shall become a substituted Member without the consent of a Majority in Interest.

7.2.   **TRANSFER VOID**. Any purported Transfer of a Member's Interest in the Company in contravention of this Article 7 shall be **VOID AB INITIO** and of no force or effect.

7.3.   **EFFECTS OF TRANSFER**. Notwithstanding any other provision hereof, the Transfer of all or any portion of a Member's Interest in the Company which is permitted pursuant to Section 7.1 herein will take effect on such date as may be established by the Manager (otherwise on the first day of the month following approval of such Transfer by the Manager or a Majority in Interest, as applicable) and after execution of an instrument providing, among other things, for the transferee's acceptance and adoption of the terms and provisions of this Agreement in a form established for such purpose by the Manager (otherwise after execution of a counterpart of this Agreement by the transferee). Any permitted transferee of an Interest in the Company shall take subject to the restrictions on Transfer imposed by this Agreement.

7.4.   **ADDITIONAL MEMBERS**. After obtaining the written consent of a Majority in Interest, the Manager may admit additional Members and grant them a Percentage Interest in the Company in consideration of Capital Contributions equal to the fair market value of the Interests issued to the additional Members as determined by the Manager.

7.5.   **RESERVED.**

7.6.   **PERMITTED TRANSFERS**. Notwithstanding anything in this Agreement to the contrary, any Member may Transfer (but not encumber or mortgage) all or any portion or part of such Member's Interest in the Company to: (a) an Affiliate of such Member, or (b) any other Member, or Affiliate of such other Member, in each case, without the necessity of obtaining consent. Additionally, if the transferee is an Affiliate of the transferring Member or an Affiliate of another Member, such Affiliate shall automatically become substituted Member upon such transferee's execution of joinder to this Agreement. For purposes of this Section 7.6, the Profit Members' Profit Interest shall be deemed to be an "**Interest**" in the Company.

7.7. TAG ALONG/DRAG ALONG.

(a) Tag-Along Option. In the event that the Control Members elect to Transfer the entirety of their collective Interest in the Company, Manager shall deliver written notice of such intended Transfer to the other Members, and such other Members shall have the right and option, for a period ending ten (10) Business Days following the delivery of such notice to elect to cause such Transfer to be conditioned upon each such other Members' Interest in the Company being transferred on the same terms as are applicable the Control Member's Interests.

(b) Drag-Along Rights. In the event that the Control Members desire to Transfer the entirety of their collective Interest in the Company pursuant to a bona fide third party offer that requires, among other things, the Transfer of 100% of the Interests of all of the Members, the Control Members shall have the right to cause the other Members to cooperate fully with the Control Members and to Transfer all of such other Members' Interest in the Company to such bona fide third party upon the same terms and conditions as are applicable to the Control Members' Interests. Further to the foregoing, each Member hereby grants to the Manager without further action by such Members an irrevocable power of attorney to effect such the Transfer contemplated by this Section 7.7(b) on behalf of such Members with full power to execute, complete and deliver in the name and on behalf of such Members all such documents and agreements as are required of all Members in order to consummate the contemplated Transfer.

ARTICLE 8
TERMINATION

8.1. **TERMINATION OF THE COMPANY**. The Company shall be dissolved, its assets disposed of and its affairs wound up upon the first to occur of the following:

(a) A determination by a Majority in Interest that the Company should be dissolved (provided, if SDC is the Manager, a Majority in Interest shall have first afforded SDC a reasonable opportunity to negotiate the purchase of the Property from the Company on terms reasonably acceptable to a Majority in Interest).

(b) Unless continuation of the Company is deemed appropriate by the Members for the purpose of a tax deferred exchange pursuant to Section 1031 of the Code, the sale of the Property and any other real property of the Company (provided that if the Company receives in whole or in part a note as consideration therefor, the Company shall not be dissolved or its business wound up until such note is repaid in full).

(c) If compliance with the Act requires specification of an outside date, the date that occurs fifty (50) years following the date of formation of the Company.

8.2. **EFFECT OF DISSOLUTION**. Upon dissolution, the Company shall cease carrying on its business, but the Company shall not be terminated and shall continue until the winding up of its affairs is completed.

8.3. **WINDING UP AND CERTIFICATE OF CANCELLATION**. The winding up of the Company shall be completed when all debts, liabilities and obligations of the Company have been paid and discharged or provided for, and all of the remaining property and assets of the Company have been distributed to the Members. Upon the completion of winding up of the Company, a Certificate of Cancellation shall be filed with the State of Delaware.

8.4. **LIQUIDATION**. Upon the dissolution of the Company, the Company will immediately proceed to wind up its affairs and liquidate. The Manager or, if applicable, such other Person appointed by a Majority in Interest, will act as the liquidator. The winding up and liquidation of the Company will be accomplished in a business-like manner. A reasonable time will be allowed for the orderly liquidation of the Company and the discharge of liabilities to creditors. The proceeds of such liquidation shall be distributed in the manner set forth in Section 8.5 below.

8.5. **PRIORITY OF PAYMENT**. The assets of the Company will be distributed in liquidation as follows:

(a) To creditors by the payment or provision for payment of the debts and liabilities of the Company and the expenses of liquidation including, without limitation, any reserves therefore, as may be determined by the liquidator; and

(b) the balance, if any, to the Members and the Profit Members in accordance with Sections 6.1, 6.2 and 6.3.

8.6. **NEGATIVE CAPITAL ACCOUNT**. No Member shall be required to contribute to the Company any negative account balance which may exist in its Capital Account upon termination or liquidation of the Company.

ARTICLE 9
MISCELLANEOUS

9.1. **AMENDMENT**. Except for matters within the scope of the power-of-attorney set forth in Section 9.2, this Agreement may be modified or amended only with the written approval of a Majority in Interest. The right of a Majority in Interest to modify and amend this Agreement shall be unlimited and apply to all matters and circumstances, including, without limitation, implementing the provisions of clauses (i) and (ii) of the definition of Profits Interest. Notwithstanding the foregoing, any modification or amendment of this Agreement which would have a material adverse effect on a Member's or Manager's Interest or rights shall require the unanimous written approval of all Members and Manager.

9.2. **POWER OF ATTORNEY**. Each Member and each Profit Member hereby grants to the Manager a power of attorney irrevocably making, constituting and appointing Manager, as the true and lawful attorney-in-fact for such Member or Profit Member, with full power of substitution, and with full power and authority to act in such Member's or Profit Member's name and on such Member's or Profit Member's behalf to make, execute, deliver, acknowledge, swear to, file and/or record any of the following:

(a) Any certificate, and any amendment to or restatement of any such certificate, which may be required to be filed in any jurisdiction in which the Company does business or owns property; and

(b) Any instrument or document which may be required to effect (i) the continuation of the Company, (ii) the admission to the Company of any additional or substituted Member (including any amendment to this Agreement required as a result thereof) which is permitted under this Agreement, or (iii) the dissolution or termination of the Company, provided that such action is being taken in compliance with the provisions of this Agreement;

9.3. **COMPUTATION OF TIME PERIODS**. All periods of time referred to in this Agreement shall be calendar days, unless the period of time specifies Business Days, provided that if the date or last date to perform any act or give any notice or approval shall fall on any day that is not a Business Day, such act or notice may be timely performed or given on the next succeeding Business Day.

9.4.   **FURTHER ASSURANCES**. The Parties agree to perform such further acts and to execute and deliver such additional documents and instruments as may be reasonably required in order to carry out the provisions of this Agreement and the intentions of the Parties.

9.5.   **BINDING EFFECT**. Subject to the restrictions on Transfer set forth in Article 7, this Agreement shall be binding on and inure to the benefit of the Members and their respective transferees, successors, assigns and legal representatives.

9.6.   **GOVERNING LAW; VENUE**. This Agreement shall be governed, interpreted, construed and enforced in accordance with the laws of the State of Delaware. Any legal suit, action or proceeding against a Party arising out of or relating to this Agreement shall be instituted in the courts in the State of Delaware, and each Member waives any objection which it may now or hereafter have to the venue of any such suit, action or proceeding, and each Member hereby irrevocably submits to the jurisdiction of any such court in any suit, action or proceeding.

9.7.   **ENTIRE AGREEMENT**. This Agreement constitutes the entire agreement between the Parties pertaining to its subject matter, and it supersedes all prior and contemporaneous agreements, representations, and understandings of the Parties. No supplement, modification, or amendment of this Assignment will be binding unless executed in writing by all necessary parties.

9.8.   **RESERVED.**

9.9.   **NOTICES**. All notices under this Agreement shall be given in writing by personal delivery, reputable overnight courier or delivery service, United States mail (certified receipt requested, postage prepaid) or by fax (with confirmation of receipt, followed by notice given by email or by one of the other methods permitted hereunder), and shall be deemed communicated when received if given by personal delivery, the next Business Day if by overnight courier, or the same day if before 5:00 p.m. Pacific Time or the next day if after 5:00 p.m. Pacific Time if by fax with confirmation of receipt, followed by notice given by email or by one of the other methods permitted hereunder. Notices shall be addressed to a Party at the Party's address as shown on the records of the Company. Any Party may change its address by giving written notice thereof to the other Parties in accordance with the provisions of this Section 9.1. Delivery of routine communications, financial statements, reports, Schedule K-1s and the like may be made by email.

9.10.   **SEVERABILITY**. If any term, provision, covenant or condition of this Agreement is held to be invalid, void or otherwise unenforceable to any extent by any court of competent jurisdiction, the remainder of this Agreement shall not be affected thereby, and each term, provision, covenant or condition of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

9.11.   **TIME. TIME IS OF THE ESSENCE WITH RESPECT TO EACH PROVISION OF THIS AGREEMENT.**

9.12.   **NO WAIVER**. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver, nor shall a waiver in any instance constitute a waiver in any subsequent instance. No waiver shall be binding unless executed in writing by the Party making the waiver.

9.13. **HEADINGS**. The captions and paragraph headings used in this Agreement are inserted for convenience of reference only and are not intended to define, limit or affect the construction or interpretation of any term or provision hereof.

9.14. **COUNTERPARTS**. This Agreement may be executed in any number of counterparts, each of which shall constitute an original hereof. Delivery of the executed Agreement may be accomplished by fax or email, and if so done, the faxed or scanned copy shall be deemed an executed original counterpart of the Agreement. All executed counterparts together shall constitute one and the same document, and any signature pages, including faxed and scanned copies thereof, may be assembled to form a single original document.

9.15. **THIRD PARTIES**. The provisions of this Agreement are for the exclusive benefit of the Parties hereto and the Profit Members, and no other Person, including creditors of any Party hereto, shall have any right or claim against any Party by reason of those provisions or be entitled to enforce any of those provisions against any Party. No creditor of the Company or of a Member or either Manager may require a contribution to the capital of the Company or an advance to the Company to be solicited, or a distribution to be made, by the Company, nor may any creditor of the Company or a Member or either Manager enforce the obligation of a Member to make a contribution to the capital of the Company or an advance to the Company.

9.16. **ATTORNEYS' FEES**. If the Company or any Party obtains a judgment against any Member in connection with a dispute arising under or in connection with this Agreement (whether in an action or through arbitration), such party shall be entitled to recover its court and arbitration costs, and reasonable attorneys' fees and disbursements incurred in connection therewith and in any appeal or enforcement proceeding thereafter, in addition to all other recoverable costs. Any such attorneys' fees and other expenses incurred by a party in enforcing a judgment in its favor under this Agreement shall be recoverable separately from and in addition to any other amount included in such judgment, and such attorneys' fees obligation is intended to be severable from the other provisions of this Agreement and to survive and not be merged into any such judgment.

9.17. **WAIVER OF PARTITION AND CERTAIN OTHER RIGHTS**. Each Member, by joining in the execution of this Agreement, does hereby knowingly and with advice of counsel, irrevocably waive any right or power that it might have to:

(a)   cause the Company or any of its assets to be partitioned;

(b)   request or receive the name and last known address of the other Members;

(c)   compel any sale of all or any portion of the assets of the Company under any applicable law;

(d)   seek to cause the Company to file a complaint or institute proceeding at law or in equity;

(e)   cause the appointment of a receiver for all or any portion of the assets of the Company; or

(f)   file a complaint, or to institute proceedings at law or in equity, to cause the dissolution or liquidation of the Company, other than in accordance with this Agreement.

9.18. **CONSTRUCTION**. Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Party (notwithstanding any rule of law requiring an agreement to be strictly construed against the drafting party), it being understood that the Parties to this Agreement are sophisticated and have had adequate opportunity and ability to retain counsel to represent their interests.

9.19. **CERTAIN RULES OF CONSTRUCTION**. Whenever the words **"including,"** **"include"** or **"includes"** are used in this Agreement, they should be interpreted in a non-exclusive manner as though the words "**, without limitation,**" immediately followed the same. When required by the context, the singular includes the plural the plural includes the singular, and the masculine, feminine and neuter genders include any or all of the same. Unless otherwise specified in this Agreement, all Section, Article and Exhibit references in this Agreement refer to Sections, Articles and Exhibits of this Agreement. The Exhibits attached to this Agreement are a part of and are hereby incorporated into this Agreement as if set forth herein in full.

9.20. **REPRESENTATIONS AND WARRANTIES OF THE MEMBERS**. Each Member hereby represents and warrants to the Company and the other Parties, with the understanding that such representations and warranties are material considerations for the Company to permit each Member to acquire its Interest, that such Member (i) has acquired its Interest for itself for investment purposes only, and not with a view to any resale or distribution of such Interest, no other Person has any interest in or right with respect to the Interest issued to such Member, nor has such Member agreed to give, sell, convey to, or transfer to, any Person all or any portion of such Interest or right in the future, (ii) has been advised and understands that no public market presently exists as to the Interests and no representation has been made that such a market will ever exist, and such Interest has not been and will not be registered under the Securities Act of 1933 or any applicable state securities laws and, therefore, cannot be resold unless such Interest is registered under the Securities Act and all applicable state securities laws, or unless exemptions from registration are available, (iii) is familiar with the financial condition and prospects of the Company's business, and has discussed (or had the opportunity to discuss) with the Company the Company's current and intended activities, and (iv) understands and agrees that its Interest is a security of the kind such Member wishes to purchase and hold for investment, and that the nature and amount of the Interest is consistent with such Member's investment program. Each Member further acknowledges that the Company and the Manager have made available to such Member, at a reasonable time prior to its acquisition of its Interest, the opportunity to ask questions and receive answers concerning the terms and conditions of such acquisition and to obtain any additional information which the Company and/or the Manager possess or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of the information furnished by the Company and the Manager in connection with such acquisition. Each Member further represents and warrants to the Company and the other Parties that, as of the signing of this Agreement:

(a) If other than an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction where it purports to be organized;

(b) Unless disclosed to the Manager in writing on or prior to the date hereof, it is a United States person (as defined in Section 7701(a) of the Code);

(c) It has full power and authority to enter into and perform this Agreement;

(d) All actions necessary to authorize the signing and delivery of this Agreement, and the performance of obligations under it, have been duly taken;

(e)   This Agreement has been duly signed and delivered by a duly authorized officer or other representative of such Member (if such member is not an individual) and constitutes the legal, valid and binding obligation of such Member enforceable in accordance with its terms (except as such enforceability may be affected by applicable bankruptcy, insolvency or other similar laws affecting creditors' rights generally, and except that the availability of equitable remedies is subject to judicial discretion);

(f)   No consent or approval of any other Person is required in connection with the signing, delivery and performance of this Agreement by such Member;

(g)   The signing, delivery and performance of this Agreement do not violate the organizational documents of such Member (if such member is not an individual) or any material agreement to which such Member is a party or by which it is bound.

(h)   Before acquiring any Interest, each Member has investigated the Company and the Company's business, each Member acknowledges that the Company has made available to it all information necessary for it to make an informed decision to acquire a Interest, and each Member considers itself to be a Person possessing experience and sophistication as an investor adequate for the evaluation of the merits and risks of such Member's investment in the Company;

(i)   Each Member acknowledges that, except as stated in this Agreement, no oral or written promises or representations with respect to the Company or Property have been made to it by Company, Manager, any other Member or their representatives;

(j)   Each Member understands the meaning and consequences of the representations, warranties, and covenants made by such Member set forth herein, that the Company has relied upon such representations, warranties and covenants, that each Member shall indemnify, defend, protect and hold harmless the Company, Manager, each other Member and their representatives from and against any and all demands, claims, losses, damages, expenses, liabilities, suits, fines, penalties, taxes, and all other monetary impositions (including attorneys' fees and all other court costs and out of pocket expenses arising from or related in any manner thereto) arising out of the breach and/or inaccuracy of any such representation, warranty and/or covenant, and that all representations, warranties and covenants in this Agreement survive this Agreement's execution and the Company's formation and liquidation.

(k)   No Member (or if such Member is not an individual, any such Member's underlying beneficial owners): (i) has engaged in any dealings or transactions, directly or indirectly, (a) in contravention of any U.S., international or other anti-money laundering regulations or conventions, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, Trading with the Enemy Act (50 U.S.C. § 1, et seq., as amended), any foreign asset control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56 and the regulations promulgated thereunder (collectively, the "**Patriot Act**"), or any order issued with respect to anti-money laundering by the U.S. Department of the Treasury's Office of Foreign Assets Control ("**OFAC**"), or (b) is in contravention of Executive Order No. 13224 issued by the President of the United States on September 24, 2001 (Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), as may be amended or supplemented from time to time ("**Executive Order 13224**") or (c) on behalf of terrorists or terrorist organizations, including those persons or entities that are included on any relevant lists maintained by the United Nations, North Atlantic Treaty Organization, Organization of Economic Cooperation and

Development, OFAC, Financial Action Task Force, U.S. Securities & Exchange Commission, U.S. Federal Bureau of Investigation, U.S. Central Intelligence Agency, U.S. Internal Revenue Service, or any country or organization, all as may be amended from time to time; and (ii) is or will be a person or entity (w) that is listed in the Annex to or is otherwise subject to the provisions of Execute Order 13224, (x) whose name appears on OFAC's most current list of "**Specifically Designed Nationals and Blocked Persons,**" (which list may be published from time to time in various mediums including, but not limited to, the OFAC website, http:www.treas.gov/ofac/t11sdn.pdf), (y) who commits, threatens to commit or supports "**terrorism**", as that term is defined in Executive Order 13224, or (z) who has been associated with or is otherwise affiliated with any entity or person listed above.

9.21. **CERTIFICATES OF INTERESTS**. The Manager may (but shall not be required to) authorize the issuance of certificates in such form and with such signatures as the Manager may determine to evidence the Interests of the Members and the Profit Members in the Company.

9.22. **CONFIDENTIALITY**. Each Member and Profit Member agrees to maintain the confidentiality of the Company's records and affairs, agrees not to provide to any other person copies of any financial statements, tax returns or other records or reports provided or made available to it, and agrees not to disclose to any other person any information contained therein, without the express prior written consent of the Manager; provided, that each Member and Profit Member may make disclosure and may provide financial statements, tax returns and other records (i) to its accountants, internal and external auditors, legal counsel, financial advisors and other fiduciaries and representatives as long as it instructs such persons to maintain the confidentiality thereof and not to disclose to any other person any information contained therein, (ii) if, and to the extent, required by law, including judicial or administrative order (provided, that, to the extent possible, the Company is given prior notice to enable it to seek a protective order or similar relief), and (iii) in order to enforce its rights under this Agreement.

[SIGNATURES CONTAINED ON FOLLOWING PAGES]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

MANAGER:

SDC VENTURES, LLC
a Wyoming limited liability company

By: DocuSigned by: Charles Schaffer 998085F76E6A469...
Name: Charles Schaffer
Title: Manager

CONTROL MEMBERS:

SDC VENTURES, LLC
a Wyoming limited liability company

DocuSigned by: Charles Schaffer 998085F76E6A469...
Name: Charles Schaffer
Title: Manager

[NON-CONTROL MEMBER SIGNATURES ON FILE WITH MANAGER]

SCHEDULE 1
MEMBERSHIP ROSTER
as of
JUNE 25, 2021

MEMBER	INITIAL CAPITAL CONTRIBUTION	PERCENTAGE INTEREST	
SDC VENTURES, LLC	$220,000.00		100%
TOTALS	$220,000.00	(i)	100.0%

OPERATING AGREEMENT
(SDC FLAMINGO BAY MV, LLC)

SCHEDULE 2
PROFIT MEMBERS
as of
JUNE 25, 2021

PROFIT MEMBER	PERCENTAGE PROFIT INTEREST
BAYEDGE, LLC	100.0%
TOTALS	100%

OPERATING AGREEMENT
(SDC FLAMINGO BAY MV, LLC)

EXHIBIT A
THE PROPERTY

FLAMINGO BAY:

ALL THAT CERTAIN REAL PROPERTY SITUATED IN THE COUNTY OF RIVERSIDE, STATE OF CALIFORNIA, DESCRIBED AS FOLLOWS:

PARCEL 1

THE WESTERLY 2 1/2 ACRES OF THE EASTERLY 4 1/2 ACRES OF LOT 2 IN BLOCK 121 AS SHOWN BY MAP NO, 1 OF BEAR VALLEY AND ALESSANDRO DEVELOPMENT COMPANY, RECORDED IN BOOK 11, PAGE 10 OF MAPS, RECORDS OF SAN BERNARDINO COUNTY, CALIFORNIA BEING ALL OF SAID EASTERLY 4 1/2 ACRES.

EXCEPTING THE EASTERLY 132.00 FEET THEREOF.

APN: 484-030-026

PARCEL 2:

THAT PORTION OF LOT 2, BLOCK 121 AS SHOWN BY MAP NO. 1 OF BEAR VALLEY AND ALESSANDRO DEVELOPMENT COMPANY, AS SHOWN BY MAP RECORDED IN BOOK 11, PAGE 10 OF MAPS, SAN BERNARDINO COUNTY RECORDS, DESCRIBED AS FOLLOWS:

BEGINNING ON THE NORTH LINE OF SAID LOT AT A POINT 231.00 FEET EAST OF THE NORTHWEST CORNER THEREOF; THENCE SOUTH PARALLEL WITH THE EAST LINE OF SAID LOT TO A POINT ON THE SOUTH LINE THEREOF, DISTANT 231.00 FEET EAST OF THE SOUTHWEST CORNER OF SAID LOT; THENCE EAST ALONG THE SOUTH LINE OF SAID LOT, 132.00 FEET TO THE SOUTHWEST CORNER OF THE EAST 4.5 ACRES OF SAID LOT; THENCE NORTH ALONG THE WEST LINE OF SAID EAST 4.5 ACRES TO A POINT ON THE NORTH LINE OF SAID LOT; THENCE WEST ALONG THE NORTH LINE OF SAID LOT, 132.00 FEET MORE OR LESS TO THE POINT OF BEGINNING.

EXCEPTING THEREFROM THE NORTH 120.00 FEET OF THE WEST 60.00 FEET THEREOF.

APN: 484-030-013

EXHIBIT C

Subscription Agreement

SUBSCRIPTION AGREEMENT

SDC Flamingo Bay MV, LLC

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

I, _____, hereby subscribe for and offer to purchase _____ interests ("Interests") of SDC Flamingo Bay MV, LLC, a Delaware limited liability company (the "Company"), representing a capital contribution of $_____ to the Company ("the Commitment Amount"). The Interests are being sold by the Company pursuant to a Regulation CF Form-C dated July 7, 2021 (the "Form-C"). The Interests are subject to the terms and conditions set forth in the Company's Operating Agreement (the "Operating Agreement") attached as Exhibit B to the Form-C. Capitalized terms that are used but not defined in this Subscription Agreement have the meaning ascribed to them in the Operating Agreement. There is transmitted herewith as the subscription price for the Interests the Commitment Amount above, by transfer to an account with the Escrow Agent as described in the Form-C.

References herein to "I," "me," the "undersigned" or the "Subscriber" mean the individual(s), trust, entity or other person subscribing for Interests as indicated on the signature page to this Subscription Agreement.

1.   If the Subscriber is a corporation, trust, partnership, limited liability company or other artificial legal person: (a) the Subscriber was not formed for the express purpose of investing in the Interests, (b) this investment has been duly authorized by all necessary corporate, trust, limited liability company, partnership or equivalent action on behalf of the Subscriber, and (c) the undersigned has full power and authority to act on behalf of the Subscriber.

2.   I have the requisite power and authority to purchase the Interests, to enter into this Subscription Agreement and the Operating Agreement, and to perform all the obligations required to be performed hereunder. Neither my purchase of the Interests nor the performance of my obligations under this Subscription Agreement and the Operating Agreement will contravene any law, rule, or regulation binding on me or any investment guideline or restriction applicable to me.

3.   **I have received, read and am familiar with the Operating Agreement, including without limitation those provisions relating to the terms of additional capital contributions, cash distributions to the holders of the Interests and the allocations of profit and loss to such holders.** I hereby expressly adopt and agree to be bound by the terms and conditions of the Operating Agreement. I understand that, as described in the Form-C, the Manager and certain of its affiliates will receive substantial fees and compensation in connection with this offering and the construction, operation and sale of the Property.

4.   I am aware that the Operating Agreement, including specifically Section 3.7, contains modifications and variances from the statutory definitions of the duty of care and the duty of loyalty under the Delaware Revised Uniform Limited Liability Company Act. I hereby acknowledge that such modifications and variances to the duty of care and the duty of loyalty have been made and give my informed consent to the variances

in said fiduciary duty in the Operating Agreement. I have been provided an opportunity to review these variances with such legal counsel and others, each of whom has been independently selected by me, as I have found necessary to consult concerning this informed consent.

5.   I am aware that no federal or state agency has made any finding or determination concerning the fairness for investment in, or any recommendation or endorsement of, the Interests.

6.   I am aware that the Interests have not been registered under the Act or any state securities laws and, therefore, none of the Interests can be resold unless they are registered under the Act and applicable state securities laws or unless an exemption from such registration requirements is available. I am aware that neither the Company nor the Manager has any obligation to effect any such registration with respect to any of the Interests or to file for or comply with any exemption from federal or state registration requirements.

7.   I am aware that no public market for the Interests exists or will develop and that it may not be possible to liquidate this investment readily, if at all, in the case of an emergency or for any other reason. I represent that I have no need for liquidity with respect to this investment. I am further aware of the restrictions and conditions to any transfer of Interests set forth in the Operating Agreement and that, in addition, other limitations may be imposed upon transfer of the Interests by federal and applicable state securities laws and regulations.

8.   I am a resident of the state set forth on the signature page of this Subscription Agreement. I have attained the age of majority as established in such state and in any event am under no disability with respect to entering into this Subscription Agreement.

9.   I am buying the Interests solely for the purpose of investment for my own account. I am not acquiring the Interests with a view to distribution in connection with any resale or other disposition of said Interests.

10.   I am aware that the management and control of the Company shall rest solely with the Manager, and that I will have no right, in my capacity as a member of the Company, to participate in such management and control, except to the extent that members vote on certain limited matters as set forth in the Operating Agreement.

11.   In making my investment decision I am relying solely on the information presented in the Form-C and the Operating Agreement and on no other documents or representations, whether written or oral.

12.   I understand and agree that none of the materials presented to me in connection with my investment, including, without limitation, the Form-C or any other documents or materials relating to the Property or the offering of Interests, contain any representations or guaranties of the financial performance or results of operations of the Company, or provide any representations or guaranties as to the likely financial return from an investment in the Company. To the extent any of such materials contain projected future operating results or financial performance of the Company, I understand that such projections are based upon many assumptions which are not within the control of the Company, the Manager or their affiliates, and that such assumptions may or may not occur. I understand that if such assumptions do not occur as presently expected, such projections will not be accurate. Accordingly, I will not rely on these projections to indicate the actual results which might be realized.

13.   I understand that this subscription is irrevocable by me, but that it is not binding on the Company unless and until it is accepted by the Manager on behalf of the Company, as evidenced by its execution of this Subscription Agreement where indicated below.

14.   I have been represented by such legal and tax counsel and others, each of whom has been independently selected by me, as I have found necessary to consult concerning this transaction. I, individually or through my "purchaser representative," as such term is defined under Rule 501 promulgated under the Act, have sufficient knowledge and experience in business and financial matters to evaluate the information set forth in the

Form-C and the Operating Agreement, and the risks of the investment, and to make any informed investment decision with respect thereto.

15.   The Manager has made available to me, my counsel and advisors, prior to the date hereof, the opportunity to ask questions of, and to receive answers from, the Manager, its employees and agents, concerning the terms and conditions of the offering and has afforded me access to all requested information, documents, financial statements, records and books (i) relative to the Interests, the offering and an investment therein, and (ii) necessary to verify the accuracy of any information, documents, financial statements, records and books furnished. All materials and information requested by either me or my counsel, advisers or others representing me, including any information requested to verify any information furnished, have been made available and examined.

16.   I am aware that the Interests are a speculative investment involving a high degree of risk, including, without limitation, the risks identified under "Risk Factors" in the Form-C.

17.   Neither I nor any of my Rule 506(d) Related Parties is a "bad actor" within the meaning of Rule 506(d) promulgated under the Act ("Rule 506(d)"). "Rule 506(d) Related Parties" means persons or entities covered by the "Bad Actor disqualification" provisions of Rule 506(d).

18.   By executing this Subscription Agreement, I hereby grant to the Manager a special power of attorney irrevocably making, constituting and appointing the Manager as my attorney-in-fact with power and authority to act in my name and on my behalf to execute, acknowledge and swear to all documents which the Manager deems necessary or appropriate to form the Company, bind me to the Operating Agreement, or for the furtherance of the business of the Company. The agreements, documents and instruments which may be executed in my name pursuant to the above power of attorney shall include, without limitation, the following:

a.   The Operating Agreement, any document required to be filed in any public office or with any public official in any jurisdiction to protect the limited liability of the members of the Company and any amendments to the foregoing which, under the laws of the State of Delaware or the laws of any other jurisdiction are required to be filed or which the Manager deems it advisable to file;

b.   Any other instrument or document which may be required to be filed by the Company in any public office or with any public official under the laws of any jurisdiction or by any government agency or which the Manager deems it advisable to file; and

c.   Any instrument or document which may be necessary or desirable to effect the amendments contemplated by the Operating Agreement.

19.   The special power of attorney I hereby grant:

a.   Is an irrevocable special power of attorney coupled with an interest, which shall survive my death or dissolution, and is limited to those matters herein set forth;

b.   May be exercised by the Manager acting alone by a facsimile or electronic signature of the Manager or by any one of the executive officers of the Manager, acting alone, or by listing all of the members executing any instrument with a single signature of the Manager or one of the executive officers of the Manager, acting as an attorney-in-fact for me and all such other members; and

c.   Shall survive any assignment by me of all or any portion of my Interests, except that, where the assignee of Interests has been approved by the Manager for admission to the Company as a substituted member, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

20.   I hereby agree to indemnify and hold harmless the Company, the Manager and each of their respective officers, directors, employees, agents and affiliated persons from any and all damages, losses, costs and

expenses (including reasonable attorneys' fees) which they, or any of them, may incur by reason of my failure to fulfill any of the terms and conditions of this Subscription Agreement or by reason of my breach of any of my representations and warranties contained herein.

21.   This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles concerning conflict of laws.

22.   The provisions of Section 9.20 of the Operating Agreement are incorporated herein by this reference.

23.   This Subscription Agreement may not be assigned by me without the prior written consent of the Company.

[signature pages follow]

CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER

Under the penalties of perjury, I hereby certify that (i) the number provided below is my true, correct and complete Taxpayer Identification or Social Security Number; and (ii) I am not subject to backup withholding either because I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or dividends, or the Internal Revenue Service has notified me that I am no longer subject to backup withholding under Code Section 3406(a)(1)(C). If I have been notified that I am currently subject to backup withholding, strike out the language under clause (2) above before signing.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the date set forth under Subscriber's signature below.

Subscriber (if a natural person):

By: _____

Name: _____

Date: _____

(if Co-Signor is required):

By: _____

Name: _____

Date: _____

Subscriber (if an entity or trust):

By: _____

Entity: _____

Name: _____

Title: _____

Date: _____

For all Subscribers (whether natural person, entity or trust):

Street Address: _____

City/State/Zip: _____

Telephone: _____

Email: _____

SSN/EIN: _____

State of Primary Residence (if different from above): _____

MANNER IN WHICH TITLE IS TO BE HELD: (Check one)

_____ 1. Single Person

_____ 2. Tenants in Common*

_____ 3. Joint Tenants*

_____ 4. Community Property

_____ 5. Separate Property

_____ 6. Trust

_____ 7. Limited Liability Company

_____ 8. Corporation

_____ 9. Partnership

_____ 10. 401(k) Plan/Pension Plan/Profit-Sharing Plan

_____ 11. IRA/SEP IRA

_____ 14. SD IRA (checkbook IRA)

_____ 15. Other (explain) _____

* All signatures required.

ACCEPTANCE BY MANAGER

Accepted on: _____

SDC Flamingo Bay MV, LLC, a Delaware limited liability company

By: SDC Ventures, LLC, a Wyoming limited liability company, its President

By: _____
Charles Schaffer, President

EXHIBIT D

Offering Page


Presenting
Flamingo Bay
A Part of Moreno Valley's New Downtown City Center
88-UNIT MULTIFAMILY DEVELOPMENT
$250,000 EQUITY RAISE
$5,000/Unit
$25,000/Min
FLAMINGO BAY - 88 UNITS
25817 & 25843 ALESSANDRO BLVD
MORENO VALLEY, CA
SDC FLAMINGO BAY MV, LLC
SDCVENTURES
THIS DOCUMENT AND THE INFORMATION IN IT ARE FOR THE SOLE PURPOSE OF EXPLORING BUSINESS OPPORINITIES BETWEEN SDC VENTURES AND THE RECEIVING PARTY.

FLAMINGO BAY

An 88-unit new multifamily development in Moreno Valley, CA – the center of California's fastest growing region and one of the hottest apartment markets in the Country

Flamingo Bay is a new 88-unit multifamily development in Moreno Valley, CA located within the core of California's Inland Empire. The Inland Empire is the largest eCommerce employer in America and has been California's fastest growing region, by job growth, for the past 10 years. In 2020 alone the Inland Empire absorbed 26M square feet of eCommerce related industrial and logistics space. Additionally, there is another 120M+ square feet of new eCommerce space in various stages of development. These projects are expected to add another 250,000 direct jobs and another 250,000-500,000 indirect jobs over the next 5 years. Relative to the current job base of 2M, this is a tremendous regional job increase of 25%-37.5%. For the twelve months ending May 2021, the Inland Empire's apartment market was the best performing major metro in the country with 8.2% year over year rent increase and 2.1% vacancy, representing an extremely under supplied market.

KEY INFORMATION	
Property Type:	Mult-Family
Investment Profile:	Development
Targeted Investor IRR:	29%
Preferred Return:	10%
Return Multiple:	2.5X
Min Investment:	$25,000
Expected Hold/Sell:	3-5 Years
Sponsor Co-Invest:	10%

Flamingo Bay is located less than 1 mile from the new Downtown City Center and less than 3.5 miles from the new World Logistics Center. The World Logistics Center will consist of 40M square feet of eCommerce realated industrial and logistics space and is expected to increase employment by a significant amount during the construction and the eventual completion of the project Additionally, the City of Moreno Valley is undergoing a large-scale beautification project within the immediate vacinity of Flamingo Bay.



Flamingo Bay's units come standard with desirable leasing amenities such as Granite Countertops, Stainless Steel Appliances, Gas Range/ Oven, In-Unit Washer/Dryer, Built-in Microwave, Dishwasher and Refrigerator, Plush Carpeting in Bedrooms, Vinyl Wood Plank in Kitchen, Living & Bath Areas, Veranda / Covered Patio, Private Yards, Ceiling Fans, Patio Grill, Walk-In Closets, Air-Conditioning, Gas Heating, Pre-Wired for Cable, and High-Speed Community WiFi. Conveniently situated near jobs, shopping, and entertainment this family-oriented workforce housing development is ideally designed for the growing Inland Empire renter.

SDC VENTURES, LLC
Project Sponsor



SDC Ventures, LLC ("SDC") develops and finances real estate and renewable energy projects. The company's impact investment strategy focuses on socially conscious and green investments within lower-risk asset classes. SDC favors investments that combine tax-advantaged structures with consistent and reliable cash-flow. SDC has successfully developed over 150 renewable energy projects consisting of over 100 Gigawatt hours of solar electricity produced to date. SDC develops these projects with financial structures that maximize tax offsets, tax credits and bonus depreciation. Additionally, SDC is currently developing two apartment complexes in Riverside, CA consisting of 66 multi-family units. In total, the firm has successfully financed and developed over $60 million in real estate and renewable energy projects.

SDC's real estate arm seeks to develop and finance projects that are both lower in risk and provide the firm's investors with above average returns. To do this, SDC partners with development teams that have demonstrated a dependable and repeatable "secret sauce" in the form of deep submarket expertise, unique deal flow and/or construction methods and processes. SDC's focus is on submarkets that have a stable and growing job base, limited competition, and high barriers to entry.

CHARLES SCHAFFER
President and Founder of SDC Ventures, LLC

Mr. Schaffer is a mechanical engineer, financial expert, and serial developer of real estate and renewable energy projects. Mr. Schaffer founded SDC Ventures, LLC ("SDC") 18 years ago to pursue his love of Alternative Investing where he believes outsized returns can be achieved without a corresponding increase in risk. Under Mr. Schaffer's leadership, SDC has developed and financed over $60 million of commercial projects. Mr. Schaffer has successfully managed all aspects of the fund raising process and oversaw the origination and underwriting of all of the firm's commercial projects. Over the years Mr. Schaffer has demonstrated a keen eye for delivering financial results to stakeholders. Mr. Schaffer contributes his success largely to his mechanical engineering background which has provided him a rigorous framework and unique investment outlook.

FAIRBROOK COMMUNITIES LLC
Developer and Construction Manager



Fairbrook Communities LLC ("Fairbrook") was founded by Matt Walters and James Walters to design, build, and manage middle-market apartment complexes. Fairbrook believes California's housing shortage is a generation opportunity within real estate. Short-term housing and apartment demand have been elevated to crisis levels due to the lack of supply. This lack of supply is particularly large and growing in the middle-market as new development, driven by institutional demand, continues to favor either high-end complexes or subsidized low-income projects. Fairbrook believes long-term apartment fundamentals will be supported by California's growing population and increasing replacement cost. The increase in replacement cost is being driven by more stringent environmental standards, scarcity of land available for development and inflation in the cost of materials and labor.

Fairbrook employs an owner-operator mindset that is primarily concerned with maximizing returns over the long-run. The team's strategy is to standardize the building design and construction process by reusing the same building plans, allowing for a continuous focus on cost and quality improvements. Fairbrook's team is hands-on throughout all project phases to ensure each project has the highest level of supervision.

Fairbrook's project inventory consist of infill sites located in California's Inland Empire. The Inland Empire was targeted for the area's enormous job growth opportunity through the eCommerce Industry. The area is the largest eCommerce employer in America and is suffering from a major lack of supply in housing.

FAIRBROOK PROJECTS
Under Construction:
Stonebrook Apartments - 38-Unit Multifamily Development, Riverside, CA
Pinebrook Apartments - 28-Unit Multifamily Development, Riverside, CA

Shovel Ready:
Westbrook Apartments - 56-Unit Multifamily Development, Riverside, CA
Arlington Commons - 102-Unit Multifamily Development, Riverside, CA

Future Projects:
Flamingo Bay - 88-Unit Multifamily Development, Moreno Valley, CA
Montego Bay - 80-Unit Multifamily Development, Hemet, CA
Sierra Pines - 88-Unit Multifamily Development, Moreno Valley, CA
Portofino at Palm Springs - 102 Single Family Subdivision, Palm Springs, CA






MATT WALTERS, CFA
Managing Director, Fairbrook Communities LLC

Mr. Walters is an experienced finance, real estate, and investment professional. He is responsible for Fairbrook's project visioning, acquisitions, finance, and development activities. Prior to co-founding Fairbrook Communities LLC, Mr. Walters co-founded USDR Investment Management ("USDR") in 2009. USDR is a Private Equity Firm specializing in investing in Alternative Assets, including Real Estate. Mr. Walters was responsible for overseeing all aspects of the company's operating activities and investment process. During his tenure at USDR, the company managed and profitably invested a total of 300 million in committed capital. Mr. Walters earned a Bachelor of Science in Accounting from Pepperdine University and has earned the right to use the Chartered Financial Analyst Designation.

JAMES WALTERS
Managing Director, Fairbrook Communities LLC

Mr. Walters is a real estate development professional overseeing all aspects of the firm's business and is primarily responsible for Fairbrook's project design, entitlement and permitting processes. In 2019, Mr. Walters entitled four multi-family projects in the City of Riverside and coordinated architecture and engineering for final building permits. Part of his expertise includes value engineering the projects by coordinating the preferred method of each sub-contractor with the architect, civil engineer, and structural, mechanical, plumbing and electrical engineers. The portfolio of developments that Mr. Walters has entitled exceeds 200 apartments, with 66 units currently under construction in the City of Riverside. Prior to co-founding Fairbrook Communities, Mr. Walters received a Bachelor of Science with Academic Honors in Real Estate Development at the University of Southern California, where he was voted Team Captain of the NCAA Men's Water Polo Team for three years. Mr. Walters is a licensed California Broker, CA Lic. #2071589.

RICH GARTRELL, CPA
Chief Financial Officer, Fairbrook Communities LLC

Mr. Gartrell has over 40 years of experience as a Chief Financial Officer with extensive and specific experience with real estate acquisition, development, construction, leasing and sales. He has been responsible for the accounting, financial systems, loan administration for over 100 real estate operating and ownership entities which developed and constructed over 4.5 million square feet of residential, office and commercial projects. Mr. Gartrell managed over $450 million in acquisition, construction and permanent loans. Mr. Gartrell has extensive experience in construction loan administration and draw funding processes.

JSM CONSTRUCTION
General Contractor

JSM Construction, LLC was founded in 1994 by its President and Owner, Joseph Martinez. Under his leadership the team has successfully completed numerous residential, commercial, and industrial projects including public sector projects for the City of Los Angeles and the California Department of Transportation. JMS has also been the General Contractor or Sub-Contractor on several multifamily projects, including multiple Mid-Rise Apartment complexes in the City of Los Angeles, and industrial projects, ranging from downstream oil and gas facilities to high-tech cultivation warehouses. The company's competence as both a General Contractor and Sub-Contractor ensures that projects are kept on budget and completed on time. When necessary, JSM's team will perform critical trade work themselves; the company has even completed projects from start to finish without the use of a single sub-contractor. JSM's "can do" attitude and mantra of always on time and on budget, has led to industry leading customer satisfaction and retention. In fact, many of JSM's customers have been with the company since its inception in 1994. JSM Construction, LLC. is licensed in CA, AZ, and NV.







▸ **Jessie Martinez**
V.P. of Project Managment
"Trouble Shooter/Closer"
35 yrs. experience

▸ **Robert Wiley, CPA**
Chief Financial Officer
"Mr. Reliable"
20 yrs. experience

▸ **Eleni Gibens**
Project Manager
"Get it done."
30 yrs. experience

Partial Project Resume

RESIDENTIAL
54 Unit, 3-Story Apartment Complex
Los Angeles, CA

60-Unit Apartment Complex, 6-Stories
Beverly Hills, CA

45-Unit Apartment Complex 3-story
Los Angeles, CA

17-Unit, 2-Story, Apartment Complex
West LA, CA

15-Unit Condominium Complex, 2-story
Apply Valley, CA

5 Custom Homes
Extreme Slope/40-Ft Caissons
Laguna Beach, CA

3,500 Sq. Ft. Custom Home
Extreme Slope/40-Ft Caissons
Walnut, CA

45 Home Subdivision
Hisperia, CA

25 Home Subdivision
Hisperia, CA

35 Home Subdivision
Victorville, CA

GOVERNMENT & PUBLIC SECTOR
2-City of Los Angeles Warehouses
Los Angeles, CA

2-CalTrans Office Facilities
San Fernando, CA

Arizona Dept of Transportation Office
Tucson, Arizona

3 Convenience Stores
Tucson, Arizona

Phoenix Water & Power Office, 2-story
Downtown Phoenix

Edison Electric Office, 2-story
Downtown Phoenix

Madison Industries Office, 2-story
Downtown Phoenix

Cameron Office Park -2-Story
Medical Office Building
West Covina, CA

INDUSTRIAL
Two Cultivation Facilities, 10,000 Sq.
Irrigation System, Electric Systems,
Plumbing, HVAC, Advanced Security
Systems, Built Detached Decontamination
Room, Vault, Office Bldg
West Los Angeles, CA

OIL & GAS
ExxonMobile Corporation

Chevron Corporation

Arco 3-State Free Standing Service
Station Canopy Contract
California, Arizona, Nevada ARCO Stations
Exclusive Multi-Year Contract
8-10 Canopies a Month for a Total of 500

Circle K Auto Center
Retail, Car Wash and 5 Subsidiary Auto
Service Structures
Colton CA

Shell Truck Stop
Jurupa Valley, CA

Arco Station, Convenience Store & Steel
Canopy
Las Vegas Strip, Nevada

76 Station – New Construction
Las Vegas, Nevada

HOTEL, RETAIL & OTHER
25-Story Hotel – Retrofit
Las Vegas Blvd, Downtown Las Vegas

50 Story Hotel
Concrete Floors, Reinforcement, and
50-Story Elevator Shafts (OTIS Elevators)
Downtown Los Angeles, CA

Convenience Store 3,500 Sq. Ft.
Belmont, CA

DEVELOPER EXPERIENCE: The combined experience of the Fairbrook Communities' team spans 40 years of development experience. The development company was founded by Matthew Walters and James Walters with a key supporting role by Bill Walters. Fairbrook Communities is a multifamily apartment development company with the specific purpose of addressing California's housing shortage, particularly in the Inland Empire sub-market. The Walters team has combined experience in excess of ten million square feet of new construction in residential, multifamily, land development, office buildings, retail centers and hotel developments. With California's challenging re-zoning and entitlement process for multifamily apartments, we believe that the barrier to entry has given us a three- to five-year jump on competition that will deliver above average returns for our investors.

GENERAL CONTRACTOR EXPERIENCE: JSM Construction, based in West Covina, CA was founded in 1994 by its President and Owner, Joseph Martinez. Mr. Martinez has been in the construction industry for more than 40 years and has been a Licensed General Contractor for 25 years. Under Joe's leadership the company has successfully completed numerous residential, commercial, and industrial projects including public sector projects for the City of Los Angeles and the California Department of Transportation. JMS has also been the General Contractor or Sub-Contractor on 100's multifamily units, including traditional 2 and 3-story walk-up and Mid-Rise Apartment complexes Los Angeles and the Inland Empire, and industrial projects, ranging from downstream oil and gas facilities to high-tech cultivation warehouses. The company's competence as both a General Contractor and Sub-Contractor ensures that projects are kept on budget and completed on time. When necessary, JSM's team will perform critical trade work themselves; the company has even completed projects from start to finish without the use of a single sub-contractor. JSM's "can do" attitude and mantra of always on time and on budget, has led to industry leading customer satisfaction and retention. In fact, many of JSM's customers have been with the company since its inception in 1994. JSM Construction, LLC. is licensed in the state of California, Arizona, and Nevada.

TOP RANKED APARTMENT MARKET IN THE US: CoStar Analytics, a division of CoStar Realty Information, Inc. - the largest commercial real estate information and analytics provider in the U.S. noted "California's Inland Empire is one of the hottest multifamily markets in the US" citing apartment vacancy rates as low as 3.2% - a 15-year low for the region. Yardi Matrix' Winter 2020 Multifamily reports "Rents Top US Average" and cites solid population and employment gains despite chronic shortage of housing supply and expectation to continue to exceed the national average for rent growth.

TOP RANKED JOB GROWTH MARKET IN CALIFORNIA: Inland Empire's 10+ year trend as the fastest job growth market in California is continuing strongly. In JLL's Inland Empire Industrial Insight Report - Q4 2020 "The Inland Empire ends a banner year by setting another record [of industrial real estate absorption]" they note: The multi-year expansion of the industrial sector, supporting the significant rise in e-commerce and best ever port of Los Angeles and Long Beach container traffic, is fueling the year-to-date net absorption of 26M SF of industrial properties. Put into job terms, according to BOMA (Building Owners and Managers Association) labor statistics 2,132 full-time jobs are created for every 1M SF of Industrial space. This equals over 55,000 jobs created in the Inland Empire in 2020 - despite COVID-19's disruptions. And, at 3.5 members per household for average workers, that results in 190,000+ population growth for the region in 2020 alone. Additionally, there is over 120M square feet of industrial properties in various stages of development which are expected to add another 250,000 direct jobs and 250,000-500,000 indirect jobs over the next 5 years. The two largest ports on the West Coast are showing no foreseeable slowdown in volume as the eCommerce business continues to flourish. Housing for the workforce and the ancillary services and jobs that are created will continue to be a critical need for the region as our overall economy grows.

LIMITED SUPPLY AND STRONG LEASE-UP: California is the 5th largest economy in the world with a population of 40M people – larger than Canada. Southern California is home to over 22M people. The Inland Empire is a more affordable submarket than Los Angeles, Orange and San Diego Counties with a one-hour commute time. Since the 1970's California has had a growing housing shortage. Native job growth and the large influx of families support those jobs noted above is exacerbating the region's ability to keep pace with housing demand. In the last 12 months 2,383 market-rate apartments were delivered in the Inland Empire submarket, still the newly added supply consists of less than 1.5% of the total stock and trails the nation by 30 bps. There are 2302 units under construction and 15,600 in planning. The current number of units in planning falls well short of the amount needed to meet current demand let alone the new demand from all of the expected job and population growth over the next 5 years.

ATTRACTIVE DEVELOPMENT BASIS: The development is a standard two-story walk-up, stick-built construction that has been around for decades. The designs are repeatable and help reduce construction time and significantly reduces architecture and engineering costs. Our relationship with the GC will allow us to take advantage of value-engineering in the construction process to keep costs low and increase operational efficiencies. This translates to a faster return of capital and a higher overall return to the project's equity investors.



RANCHO CUCAMONGO 69,815+ JOBS
FONTANA 45,390+ JOBS
SAN BERNARDINO 88,420+ JOBS
ONTARIO 96,804+ JOBS
REDLANDS 35,258+ JOBS
POMONA 42,308+ JOBS
RIVERSIDE 124,564+ JOBS
MORENO VALLEY 35,398+ JOBS
ANAHEIM 259,826+ JOBS
CORONA 70,692+ JOBS
Flamingo Bay
Flamingo Bay IS LESS THAN AN HOUR COMMUTE TO OVER 3.1 MILLION JOBS
NEARBY MAJOR JOB CENTERS
Angelus Oaks
Heart Campg
Rancho Cucamonga
Fontana
San Bernardino
Bloomington
Covina
West Co
Pomona
Ontario
Redlands
Oak Glen
Yucaipa
City of Industry
Chino
Jurupa Valley
Riverside
Cherry Valley
Moreno Valley
Norco
Beaumont
Banning
Caba
Brea
Yorba Linda
March Air Reserve Base
Woodcrest
Corona
Anaheim
Mead Valley
Lakeview
Nuevo
Perris
San Jacinto
Garden Grove
Temescal

MINUTES TO TOP EMPLOYERS & COMMUTABLE TO OVER 3.1 MILLION JOBS. The community is located within minutes of some of the largest employers in Moreno Valley, including March Air Base (8,600 jobs), Moreno Valley School District (3,442 jobs), Riverside County Region Medical Center (2,987 jobs), **AMAZON** (recruiting 1,200 jobs), Kaiser Permanente Hospital (944 jobs), Proctor & Gamble (recruit 850). Within a 15-, 30-, and 60-minute commute of Flamingo Bay, there are approximately 201 thousand, 1.2 million, and 3.1 million jobs, respectively.

PRIME LOCATION WITH EASY ACCESS & GREAT VISIBILITY. Flamingo Bay is conveniently located near multiple schools including La Sierra High School, Collett Elementary, and Wells Middle School. Every summer there is strong demand for the neighborhood from parents who want their children to be able to walk to school. Flamingo Bay is a very short drive to premium shopping at Galleria at Tyler and the 91-Freeway. Over 22,000 cars per day pass by the site on Mitchel Avenue providing significant prospective tenant traffic.

FUTURE DEVELOPMENTS IN THE IMMEDIATE AREA


MOUNTAIN VIEW MIDDLE SCHOOL
MORENO ELEMENTARY SCHOOL
VALLEY VIEW HIGH SCHOOL
MORENO VALLEY
ALESSANDRO BLVD

Demographics	1 MILE	2 MILES	3 MILES
Avg. Household Income	$92,168	$85,961	$81,206
Residential Population	6,692	59,150	115,301
Daytime Population	1,688	8,780	14,437


60
COTTONWOOD AVE
ALESSANDRO BLVD
REDLANDS BLVD
WORLD LOGISTICS CENTER

ONE-HALF MILE TO DOWNTOWN CITY CENTER. Flamingo Bay is conveniently located one half mile from the new Downtown City Center, which shall be a 60-acre mixed use project containing several desireable lifestyle ammenities.

3.5 MILES TO THE WORLD LOGISTICS CENTER. The community is located within minutes of the new World Logistics Center, providing easy access to the area's **largest future employement area**. The World Logistics Center is a to-be constructed 40,000,000 square feet industrial park for eCommerce logistics and distribution supply-chains.


TOWN CENTER

THE INVESTMENT

SDC Ventures, LLC ("Sponsor") and Fairbrook Communities LLC ("Developer") are pleased to offer investors the opportunity to purchase up to $250,000 membership units, split into $5,000 per Unit (a "Unit") and $25,000 Min investment in SDC Flamingo Bay MV, LLC, a newly formed Delaware limited liability company (the "Company") of which the Sponsor is the Manager. Additionally, the Sponsor shall co-invest at least 10% of the equity. The Company intends to use the proceeds of this offering along with the Reg D offering to acquire an ownership interest in FB Flamingo Bay MV, LLC, a newly formed Delaware limited liability company ("Property Owner"). The property Owner has been formed for the development, stabilization and operation of Flamingo Bay, a to-be-constructed 88-unit multifamily development in Moreno Valley, CA (the "Property"). Fairbrook Communities, LLC shall serve as the manager of the Property Owner. The minimum investment amount is $25,000.

SAMPLE INVESTMENT: The table below shows the projected cash returns for each year of the investment period for a hypothetical investment of $25,000 in the Offering.

	Year 0	Year 1	Year 2	Year 3	Year 4	Total
Initial Investment	($25,000)					($25,000)
Project Cash Flow			$1,358	$2,040	$2,111	$5,510
Net Refinance/Sale Proceeds			$20,834		$36,271	$57,104
TOTAL	($25,000)	$0	$22,192	$2,040	$38,382	$37,614
Targeted Cash Return on Net Investment						
Targeted Average Cash Return	7.3%					
Targeted Investor IRR	29.6%					
Targeted Investor Equity Multiple	2.50x					

DISTRIBUTION WATERFALL

SDC Flamingo Bay MV, LLC - Distribution Waterfall

Tier	Hurdle Rate (Up to)	Type	Members	Sponsor
1	10.0%	IRR	100%	0%
2	15.0%	IRR	75%	25%
3	17.0%	IRR	65%	35%
4	Thereafter	IRR	50%	50%

The above distribution table is a summary. Please see the operating agreement to review the distribution language in its entirety.

FEES:

SDC Flamingo Bay MV, LLC - Fee Schedule

One-Time Acquisition Fee	3% of Total Capital Contributions
Annual Management Fee	1% of Total Capital Contributions

FB Flamingo Bay MV, LLC - Fee Schedule

Project Administration	4% of Total Cost
Construction Management & Oversight	2% of Total Construction Contract
Investor Representative Fee	$120,000

PROJECT LEVERED VS. PROJECT UNLEVERED RETURNS

Sources	Levered	Unlevered	Spread
Targeted IRR	50.4%	21.5%	28.8%
Targeted Equity Multiple	3.7x	2.0x	1.8x

The table above shows the impact of anticipated financing/leverage on the projects targeted IRR and targeted Equity Multiple.

PROJECT VS. INVESTOR RETURNS

Sources	Project Level	Net to SDC Entity	Net to Investors	Spread
Targeted Levered IRR	50.4%	40.0%	29.6%	10.4%
Targeted Levered Equity Multiple	3.7x	3.7x	2.5x	1.2x

The table above shows the impact of the promote and fees on the investor's targeted Net IRR and Net Equity Multiple. The IRR difference between the Project Level and the Net to SDC is due to the timing of the Cash Flows. FB Flamingo Bay is not charging any promtoe against the SDC Entity.

ANTICIPATED CONSTRUCTION LOAN*

Lender	TBD
Loan Amount	$17,950,000
Interest Rate	7.5%
Guarantor	Fairbrook Principals

*Depending on the availability and expense of available financing options, the Sponsor and Developer may choose to use more or less senior construction debt or may contemplate using mezzanine debt and/or preferred equity to increase the returns available to the partnership. The Sponsor and Developer shall provide adequate notice and the opportunity to rescind commitments to all investors should the capital structure materially change.

PRO-FORMA ASSUMPTIONS

INVESTMENT SUMMARY

Exit Cap	4.00%	
Exit Sales Cost	1.00%	
Exit NOI (Forward)	1,641,230	Forward
Exit Price	41,030,741	
Exit Price/Unit	466,258	
Sale Month	48	Apr-26
Current Yield on Cost	6.63%	
Stabilized Yield (Month 60)	8.26%	
Project Unlevered IRR	21.52%	
Project Unlevered Multiple	1.95x	
Project Unlevered Profit	22,126,664	
Project Levered IRR	50.36%	
Project Levered Multiple	3.74x	
Project Levered Profit	18,244,943	

CONSTRUCTION SOURCES & USES

Sources	Amount	% of Total
Senior Debt	$17,950,000	72.9%
SDC Flamingo Bay MV, LLC	$2,100,000	8.5%
LP Equity	$4,357,000	17.7%
GP Equity	$200,000	0.8%
Total Sources	**$24,607,000**	**100.0%**

Uses	Amount	$/Unit
Land & Impact Fees	$5,956,000	$67,682
Hard Construction Costs	$13,917,000	158,148
Soft Costs	$2,884,000	32,773
Marketing & Leaseup	$246,000	2,795
Project Carry	$1,304,000	14,818
Project Working Capital Reserve	$300,000	3,409
Total Uses	**$24,607,000**	**279,625**
Project Working Capital Reserve	($300,000)	(3,409)
Net Project Cost	**$24,307,000**	**276,216**

5-YEAR FINANCIALS

PROFORMA Assumes Stabilized Rents	Current 2021	Year 1 2022	Year 2 2023	Year 3 2024	Year 4 2025	Year 5 2026
Gross Potential Rent	2,280,000	2,371,200	2,466,048	2,564,690	2,667,278	2,773,969
Economic Loss	(114,000)	(118,560)	(123,302)	(128,234)	(133,364)	(138,698)
Net Rental Income	2,166,000	2,252,640	2,342,746	2,436,455	2,533,914	2,635,270
Other Income	95,040	98,842	102,795	106,907	111,183	115,631
Retail/Commercial Income	0	0	0	0	0	0
Effective Gross Income	2,261,040	2,351,482	2,445,541	2,543,362	2,645,097	2,750,901
Operating Expenses	(632,093)	(648,860)	(666,086)	(683,784)	(701,968)	(720,650)
Net Operating Income	**1,628,947**	**1,702,622**	**1,779,455**	**1,859,578**	**1,943,129**	**2,030,251**
Less Capital Reserves	(17,600)	(18,304)	(19,036)	(19,798)	(20,590)	(21,413)
NOI after Capital Reserves	**1,611,347**	**1,684,318**	**1,760,419**	**1,839,781**	**1,922,540**	**2,008,838**
Yield on Cost	**6.55%**	**6.84%**	**7.15%**	**7.48%**	**7.81%**	**8.16%**

SDC LIMITED PARTNER CASH-FLOW

	Year 0	Year 1	Year 2	Year 3	Year 4	Total
Initial Investment	($2,200,000)					($2,200,000)
Project Cash Flow			$119,538	$179,512	$185,800	$484,851
Net Refinance/Sale Proceeds			$1,833,354		$3,191,817	$5,025,171
TOTAL	**($2,200,000)**	**$0**	**$1,952,892**	**$179,512**	**$3,377,617**	**$3,310,022**
Targeted Average Cash Return	7.3%					
Targeted Investor IRR	29.6%					
Targeted Investor Equity Multiple	2.50x					





An 88-unit new multifamily development in Moreno Valley, CA – the center of California's fastest growing region and one of the hottest apartment markets in the Country

Acquisition	Ground Break	Complete Construction	Stabilization
JUL 2021	MAR 2022	MAR 2023	JUL 2023

APARTMENT CONSTRUCTION DETAILS:

STYLE:	Garden style with covered surface parking
FOUNDATION:	Spread footers with 4" inch concrete slab on grade
EXTERIOR WALLS:	Wood frame with stucco siding and stone veneer
ROOF:	Pitched with concrete title
CEILING HEIGHTS:	9'-0" AFF typical
FLOOR COVERINGS:	Luxury vinyl plank flooring with plush carpeting



APARTMENT SITE DETAILS:

ACREAGE & DENSITY:	4.93 +/- Acres (17.85 Units / Acre)
BUILDINGS:	(4) 3-story walk-up residential buildings and a one-story building for a clubhouse, gym, and leasing office.
PARKING SPACES:	103
PARKING RATIO:	1.24 per bedroom & 2 per unit
FLOOD ZONE:	Not in flood or seismic zone

COMMUNITY AMENITIES:

- Controlled Access
- Clubhouse
- High-End Fitness Facility
- Pool and Spa
- BBQ Area
- Pet Wash & Dog Run
- Leasing Office
- Communitywide High-Speed WiFi
- EV Ready

UNIT AMENITIES:

- Upgraded Stainless Steel Appliances including Gas Range
- In-Unit Washer/Dryer
- Vinyl Plank Flooring in Living Areas
- Ultra-Plush Carpeting in Bedrooms
- Oversized Walk-In Closets
- Luxury Bathrooms with Dual Vanities in Master Bathroom
- Built-in Wall Safe





Indicative of Final Floor Plans

Building A,B & D Unit - 101,104,105 & 108
658 Sq.ft.1 Bedroom - 1 Bath





Building A,B & D Unit - 102,103,106 & 107
Building C Unit - 101,102,103 & 104
901 Sq.ft.2 Bedroom - 2 Bath

Vista Imperio
158DU | Built 2004
5880 Lochmoor Dr, Riverside, CA

UNIT	AVR. RENT	AVR. SQ. FT.	AVR RENT/SQ.FT.
1 BEDROOM / 1 BATHROOM	$2,037	710	$2.87
2 BEDROOM / 2 BATHROOM	$2,175	1007	$2.16
AVERAGES	$2,106	859	$2.51



Legends at Rancho Belagio
206DU | Built 2006
13292 Lasselle St, Moreno Valley, CA

UNIT	AVR. RENT	AVR. SQ. FT.	AVR RENT/SQ.FT.
1 BEDROOM / 1 BATHROOM	$2,100	853	$2.46
2 BEDROOM / 2 BATHROOM	$2,404	1085	$2.22
AVERAGES	$2,252	969	$2.34



Fresco
552DU | Built 2007
12640 Memorial Way, Moreno Valley, CA

UNIT	AVR. RENT	AVR. SQ. FT.	AVR RENT/SQ.FT.
1 BEDROOM / 1 BATHROOM	$2,005	803	$2.50
2 BEDROOM / 2 BATHROOM	$2,160	1067	$2.02
AVERAGES	**$2,083**	**1067**	**$2.02**



Lasselle Place
304DU | Built 2005
15700 Lasselle St, Moreno Valley, CA

UNIT	AVR. RENT	AVR. SQ. FT.	AVR RENT/SQ.FT.
1 BEDROOM / 1 BATHROOM	$1,933	686	$2.82
2 BEDROOM / 2 BATHROOM	$2,555	990	$2.58
AVERAGES	**$2,244**	**838**	**$2.70**



Rancho Belago

246DU | Built 2007
27625 E Trail Ridge Way, Moreno Valley, CA

UNIT	AVR. RENT	AVR. SQ. FT.	AVR RENT/SQ.FT.
1 BEDROOM / 1 BATHROOM	No Avail.	No Avail.	No Avail.
2 BEDROOM / 2 BATHROOM	$2,495	1126	$2.22
AVERAGES	**$2,495**	**1126**	**$2.22**



Arrive at Rancho Belago

125DU | Built 2021
16340 Lasselle St, Moreno Valley, CA

UNIT	AVR. RENT	AVR. SQ. FT.	AVR RENT/SQ.FT.
1 BEDROOM / 1 BATHROOM	$2,019	780	$2.59
2 BEDROOM / 2 BATHROOM	$2,407	992	$2.43
AVERAGES	**$2,213**	**886**	**$2.51**



AVERAGE
265DU | Built 2008
Total Comparable Units 1,590

UNIT	AVR. RENT	AVR. SQ. FT.	AVR RENT/SQ.FT.
1 BEDROOM / 1 BATHROOM	$2,019	763	$2.65
2 BEDROOM / 2 BATHROOM	$2,366	1045	$2.27
AVERAGES	**$2,192**	904	**$2.46**

Flamingo Bay

88DU | Built TBD

UNIT	AVR. RENT	AVR. SQ. FT.	AVR RENT/SQ.FT.
1 BEDROOM / 1 BATHROOM	$1,950	724	$2.69
2 BEDROOM / 2 BATHROOM	$2,250	950	$2.37
AVERAGES	**$2,134**	**863**	**$2.47**







RECENT SALES

Property Name & Address	Yr Built	Units	Size (sf)	Price	Price/Unit	Price/SF	CAP	STATUS	Mix	Plan
Mitchell Place 35995 Mitchell Rd Murrieta, CA 92562	2019	230	263,550	$78,250,000	$340,217	$296.91	4.16%	10/30/20	42% 25% 17% 17%	1x1 2x2 2x2.5 3x3
The Crossings at Chino Hills 15101 Fairfield Ranch Chino, CA 91709	2018	346	386,128	$130,000,000	$375,723	$336.68	4.28% est	10/13/20	15% 65% 21%	1x1 2x1 2x2 3x2
Arte Apartments 10130 Foothill Blvd Rancho Cucamonga, CA 91730-6920	2019	182	174,804	$68,000,000	$373,626	$389.01	4.27% est	3/18/20	56% 3% 38% 3%	1x1 2x1 2x2 3x2
Canyon Crest Views 5253 EL Cerrito Drive Riverside, CA 92507	1982	178	212,292	$53,500,000	$300,562	$252.01	4.70%	8/20/19	6% 70% 24%	1x1 2x2 &x2.5 3x2 &2.5 3x2
Metro Gateway 3411 Grande Vista Parkway Riverside, CA 92503	2017	187	165,028	$60,000,000	$320,856	$363.57	4.09%	7/30/19	27% 36% 37%	0x1 1x1 2x2 3x2
Sunridge Pines 6653 Canary Pine Avenue Rancho Cucamonga, CA 91737	1988	247	287,149	$82,500,000	$334,008	$287.31	4.56%	6/12/19	2% 48% 27% 23%	1x1 2x1 2x2 3x2
Promenade Terrace 451 Wellesley Drive Corona, CA 92879	1990	330	341,338	$99,000,000	$300,000	$290.04	4.75%	5/1/19	19% 22% 51% 8%	1x1 2x2 2x2.5 3x3
Capriana at Chino Hills Apartments 16301 Butterfield Ranch Rd Chino Hills, CA 91709	2015	286	267,531	$95,500,000	$333,916	$356.97	4.60%	11/8/18	58% 42%	1x1 2x1 2x2 3x2
The Angelica Rancho Cucamonga 7828 Day Creek Blvd Rancho Cucamonga, CA 91739	2005	270	257,089	$83,500,000	$309,259	$324.79	4.69% est	7/26/17	56% 39% 4%	1x1 2x1 2x2.5 3x2
Average					$332,019	$321.92	4.46%			



Presenting
Flamingo Bay
A Part of Moreno Valley's New Downtown City Center
(408) 410-1487
INVEST@SDCVENTURESLLC.COM

SDC FLAMINGO BAY MV, LLC



SDC VENTURES

THIS DOCUMENT AND THE INFORMATION IN IT ARE FOR THE SOLE PURPOSE OF EXPLORING BUSINESS OPPORINITIES BETWEEN SDC VENTURES AND THE RECEIVING PARTY.

EXHIBIT E

Pro Forma Financial Projections

The pro forma financial projections set forth below are based on assumptions regarding future events and conditions that the Manager believes to be reasonable. Such assumptions are not within the control of the Manager, however, and if such assumptions are inaccurate, then the pro forma financial projections described herein will not occur. Accordingly, the projections set forth herein may or may not occur, and investors should therefore not rely on such projections in connection with a decision whether to invest in the Company.

Hypothetical Return on $25,000 Investment

	Year 0	Year 1	Year 2	Year 3	Year 4	Total
Initial Investment	($25,000)					($25,000)
Project Cash Flow			$1,358	$2,040	$2,111	$5,510
Net Refinance/Sale Proceeds			$20,834		$36,271	$57,104
TOTAL	($25,000)	$0	$22,192	$2,040	$38,382	$37,614
Targeted Cash Return on Net Investment						
Targeted Average Cash Return	7.3%					
Targeted Investor IRR	29.6%					
Targeted Investor Equity Multiple	2.50x					

As stabilized operating pro forma cash flows

PROFORMA Assumes Stabilized Rents	Year 1 2021	Year 2 2022	Year 3 2023	Year 4 2024	Year 5 2025
Gross Potential Rent	2,280,000	2,371,200	2,466,048	2,564,690	2,667,278
Economic Loss	(114,000)	(118,560)	(123,302)	(128,234)	(133,364)
Net Rental Income	2,166,000	2,252,640	2,342,746	2,436,455	2,533,914
Other Income	95,040	98,842	102,795	106,907	111,183
Effective Gross Income	2,261,040	2,351,482	2,445,541	2,543,362	2,645,097
Operating Expenses	(632,119)	(648,887)	(666,114)	(683,813)	(701,997)
Net Operating Income	**1,628,921**	**1,702,595**	**1,779,427**	**1,859,550**	**1,943,100**
Less Capital Reserves	(17,600)	(18,304)	(19,036)	(19,798)	(20,590)
NOI after Capital Reserves	**1,611,321**	**1,684,291**	**1,760,391**	**1,839,752**	**1,922,511**
Yield on Cost	**6.55%**	**6.84%**	**7.15%**	**7.48%**	**7.81%**

EXHIBIT F

Written Communications – Campaign Presentation

This is a Solicitation of Interest Only

- No money or other consideration is being solicited, and if sent in response, will not be accepted.
- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date.
- A person's indication of interest involves no obligation or commitment of any kind.


Presenting
Flamingo Bay
A Part of Moreno Valley's New Downtown City Center
88-UNIT MULTIFAMILY DEVELOPMENT
$250,000 EQUITY RAISE
$25,000/Unit
FLAMINGO BAY - 88 UNITS
25817 & 25843 ALESSANDRO BLVD
MORENO VALLEY, CA

SDC FLAMINGO BAY MV, LLC

SDC VENTURES

THIS DOCUMENT AND THE INFORMATION IN IT ARE FOR THE SOLE PURPOSE OF EXPLORING BUSINESS OPPORINITIES BETWEEN SDC VENTURES AND THE RECEIVING PARTY.

FLAMINGO BAY

An 88-unit new multifamily development in Moreno Valley, CA – the center of California's fastest growing region and one of the hottest apartment markets in the Country

Flamingo Bay is a new 88-unit multifamily development in Moreno Valley, CA located within the core of California's Inland Empire. The Inland Empire is the largest eCommerce employer in America and has been California's fastest growing region, by job growth, for the past 10 years. In 2020 alone the Inland Empire absorbed 26M square feet of eCommerce related industrial and logistics space. Additionally, there is another 120M+ square feet of new eCommerce space in various stages of development. These projects are expected to add another 250,000 direct jobs and another 250,000-500,000 indirect jobs over the next 5 years. Relative to the current job base of 2M, this is a tremendous regional job increase of 25%-37.5%. For the twelve months ending May 2021, the Inland Empire's apartment market was the best performing major metro in the country with 8.2% year over year rent increase and 2.1% vacancy, representing an extremely under supplied market.

KEY INFORMATION	
Property Type:	Mult-Family
Investment Profile:	Development
Targeted Investor IRR:	29%
Preferred Return:	10%
Return Multiple:	2.5X
Unit Price (min):	$25,000
Expected Hold/Sell:	3-5 Years
Sponsor Co-Invest:	10%

Flamingo Bay is located less than 1 mile from the new Downtown City Center and less than 3.5 miles from the new World Logistics Center. The World Logistics Center will consist of 40M square feet of eCommerce realated industrial and logistics space and is expected to increase employment by a significant amount during the construction and the eventual completion of the project Additionally, the City of Moreno Valley is undergoing a large-scale beautification project within the immediate vacinity of Flamingo Bay.



Flamingo Bay's units come standard with desirable leasing amenities such as Granite Countertops, Stainless Steel Appliances, Gas Range/ Oven, In-Unit Washer/Dryer, Built-in Microwave, Dishwasher and Refrigerator, Plush Carpeting in Bedrooms, Vinyl Wood Plank in Kitchen, Living & Bath Areas, Veranda / Covered Patio, Private Yards, Ceiling Fans, Patio Grill, Walk-In Closets, Air-Conditioning, Gas Heating, Pre-Wired for Cable, and High-Speed Community WiFi. Conveniently situated near jobs, shopping, and entertainment this family-oriented workforce housing development is ideally designed for the growing Inland Empire renter.

SDC VENTURES, LLC
Project Sponsor



SDC Ventures, LLC ("SDC") develops and finances real estate and renewable energy projects. The company's impact investment strategy focuses on socially conscious and green investments within lower-risk asset classes. SDC favors investments that combine tax-advantaged structures with consistent and reliable cash-flow. SDC has successfully developed over 150 renewable energy projects consisting of over 100 Gigawatt hours of solar electricity produced to date. SDC develops these projects with financial structures that maximize tax offsets, tax credits and bonus depreciation. Additionally, SDC is currently developing two apartment complexes in Riverside, CA consisting of 66 multi-family units. In total, the firm has successfully financed and developed over $60 million in real estate and renewable energy projects.

SDC's real estate arm seeks to develop and finance projects that are both lower in risk and provide the firm's investors with above average returns. To do this, SDC partners with development teams that have demonstrated a dependable and repeatable "secret sauce" in the form of deep submarket expertise, unique deal flow and/or construction methods and processes. SDC's focus is on submarkets that have a stable and growing job base, limited competition, and high barriers to entry.

CHARLES SCHAFFER
President and Founder of SDC Ventures, LLC

Mr. Schaffer is a mechanical engineer, financial expert, and serial developer of real estate and renewable energy projects. Mr. Schaffer founded SDC Ventures, LLC ("SDC") 18 years ago to pursue his love of Alternative Investing where he believes outsized returns can be achieved without a corresponding increase in risk. Under Mr. Schaffer's leadership, SDC has developed and financed over $60 million of commercial projects. Mr. Schaffer has successfully managed all aspects of the fund raising process and oversaw the origination and underwriting of all of the firm's commercial projects. Over the years Mr. Schaffer has demonstrated a keen eye for delivering financial results to stakeholders. Mr. Schaffer contributes his success largely to his mechanical engineering background which has provided him a rigorous framework and unique investment outlook.

FAIRBROOK COMMUNITIES LLC
Developer and Construction Manager



Fairbrook Communities LLC ("Fairbrook") was founded by Matt Walters and James Walters to design, build, and manage middle-market apartment complexes. Fairbrook believes California's housing shortage is a generation opportunity within real estate. Short-term housing and apartment demand have been elevated to crisis levels due to the lack of supply. This lack of supply is particularly large and growing in the middle-market as new development, driven by institutional demand, continues to favor either high-end complexes or subsidized low-income projects. Fairbrook believes long-term apartment fundamentals will be supported by California's growing population and increasing replacement cost. The increase in replacement cost is being driven by more stringent environmental standards, scarcity of land available for development and inflation in the cost of materials and labor.

Fairbrook employs an owner-operator mindset that is primarily concerned with maximizing returns over the long-run. The team's strategy is to standardize the building design and construction process by reusing the same building plans, allowing for a continuous focus on cost and quality improvements. Fairbrook's team is hands-on throughout all project phases to ensure each project has the highest level of supervision.

Fairbrook's project inventory consist of infill sites located in California's Inland Empire. The Inland Empire was targeted for the area's enormous job growth opportunity through the eCommerce Industry. The area is the largest eCommerce employer in America and is suffering from a major lack of supply in housing.

FAIRBROOK PROJECTS
Under Construction:
Stonebrook Apartments - 38-Unit Multifamily Development, Riverside, CA
Pinebrook Apartments - 28-Unit Multifamily Development, Riverside, CA




Shovel Ready:
Westbrook Apartments - 56-Unit Multifamily Development, Riverside, CA
Arlington Commons - 102-Unit Multifamily Development, Riverside, CA

Future Projects:
Flamingo Bay - 88-Unit Multifamily Development, Moreno Valley, CA
Montego Bay - 80-Unit Multifamily Development, Hemet, CA
Sierra Pines - 88-Unit Multifamily Development, Moreno Valley, CA
Portofino at Palm Springs - 102 Single Family Subdivision, Palm Springs, CA




MATT WALTERS, CFA
Managing Director, Fairbrook Communities LLC

Mr. Walters is an experienced finance, real estate, and investment professional. He is responsible for Fairbrook's project visioning, acquisitions, finance, and development activities. Prior to co-founding Fairbrook Communities LLC, Mr. Walters co-founded USDR Investment Management ("USDR") in 2009. USDR is a Private Equity Firm specializing in investing in Alternative Assets, including Real Estate. Mr. Walters was responsible for overseeing all aspects of the company's operating activities and investment process. During his tenure at USDR, the company managed and profitably invested a total of 300 million in committed capital. Mr. Walters earned a Bachelor of Science in Accounting from Pepperdine University and has earned the right to use the Chartered Financial Analyst Designation.

JAMES WALTERS
Managing Director, Fairbrook Communities LLC

Mr. Walters is a real estate development professional overseeing all aspects of the firm's business and is primarily responsible for Fairbrook's project design, entitlement and permitting processes. In 2019, Mr. Walters entitled four multi-family projects in the City of Riverside and coordinated architecture and engineering for final building permits. Part of his expertise includes value engineering the projects by coordinating the preferred method of each sub-contractor with the architect, civil engineer, and structural, mechanical, plumbing and electrical engineers. The portfolio of developments that Mr. Walters has entitled exceeds 200 apartments, with 66 units currently under construction in the City of Riverside. Prior to co-founding Fairbrook Communities, Mr. Walters received a Bachelor of Science with Academic Honors in Real Estate Development at the University of Southern California, where he was voted Team Captain of the NCAA Men's Water Polo Team for three years. Mr. Walters is a licensed California Broker, CA Lic. #2071589.

RICH GARTRELL, CPA
Chief Financial Officer, Fairbrook Communities LLC

Mr. Gartrell has over 40 years of experience as a Chief Financial Officer with extensive and specific experience with real estate acquisition, development, construction, leasing and sales. He has been responsible for the accounting, financial systems, loan administration for over 100 real estate operating and ownership entities which developed and constructed over 4.5 million square feet of residential, office and commercial projects. Mr. Gartrell managed over $450 million in acquisition, construction and permanent loans. Mr. Gartrell has extensive experience in construction loan administration and draw funding processes.

JSM CONSTRUCTION

General Contractor

JSM Construction, LLC was founded in 1994 by its President and Owner, Joseph Martinez. Under his leadership the team has successfully completed numerous residential, commercial, and industrial projects including public sector projects for the City of Los Angeles and the California Department of Transportation. JMS has also been the General Contractor or Sub-Contractor on several multifamily projects, including multiple Mid-Rise Apartment complexes in the City of Los Angeles, and industrial projects, ranging from downstream oil and gas facilities to high-tech cultivation warehouses. The company's competence as both a General Contractor and Sub-Contractor ensures that projects are kept on budget and completed on time. When necessary, JSM's team will perform critical trade work themselves; the company has even completed projects from start to finish without the use of a single sub-contractor. JSM's "can do" attitude and mantra of always on time and on budget, has led to industry leading customer satisfaction and retention. In fact, many of JSM's customers have been with the company since its inception in 1994. JSM Construction, LLC. is licensed in CA, AZ, and NV.







JSM
CONSTRUCTION LLC
ARCO

CIRCLE K

- **Jessie Martinez**
  V.P. of Project Managment
  "Trouble Shooter/Closer"
  35 yrs. experience

- **Robert Wiley, CPA**
  Chief Financial Officer
  "Mr. Reliable"
  20 yrs. experience

- **Eleni Gibens**
  Project Manager
  "Get it done."
  30 yrs. experience

Partial Project Resume

RESIDENTIAL

54 Unit, 3-Story Apartment Complex
Los Angeles, CA

60-Unit Apartment Complex, 6-Stories
Beverly Hills, CA

45-Unit Apartment Complex 3-story
Los Angeles, CA

17-Unit, 2-Story, Apartment Complex
West LA, CA

15-Unit Condominium Complex, 2-story
Apply Valley, CA

5 Custom Homes
Extreme Slope/40-Ft Caissons
Laguna Beach, CA

3,500 Sq. Ft. Custom Home
Extreme Slope/40-Ft Caissons
Walnut, CA

45 Home Subdivision
Hisperia, CA

25 Home Subdivision
Hisperia, CA

35 Home Subdivision
Victorville, CA

GOVERNMENT & PUBLIC SECTOR

2-City of Los Angeles Warehouses
Los Angeles, CA

2-CalTrans Office Facilities
San Fernando, CA

Arizona Dept of Transportation Office
Tucson, Arizona

3 Convenience Stores
Tucson, Arizona

Phoenix Water & Power Office, 2-story
Downtown Phoenix

Edison Electric Office, 2-story
Downtown Phoenix

Madison Industries Office, 2-story
Downtown Phoenix

Cameron Office Park -2-Story
Medical Office Building
West Covina, CA

INDUSTRIAL

Two Cultivation Facilities, 10,000 Sq.
Irrigation System, Electric Systems,
Plumbing, HVAC, Advanced Security
Systems, Built Detached Decontamination
Room, Vault, Office Bldg
West Los Angeles, CA

OIL & GAS

ExxonMobile Corporation

Chevron Corporation

Arco 3-State Free Standing Service
Station Canopy Contract
California, Arizona, Nevada ARCO Stations
Exclusive Multi-Year Contract
8-10 Canopies a Month for a Total of 500

Circle K Auto Center
Retail, Car Wash and 5 Subsidiary Auto
Service Structures
Colton CA

Shell Truck Stop
Jurupa Valley, CA

Arco Station, Convenience Store & Steel
Canopy
Las Vegas Strip, Nevada

76 Station – New Construction
Las Vegas, Nevada

HOTEL, RETAIL & OTHER

25-Story Hotel – Retrofit
Las Vegas Blvd, Downtown Las Vegas

50 Story Hotel
Concrete Floors, Reinforcement, and
50-Story Elevator Shafts (OTIS Elevators)
Downtown Los Angeles, CA

Convenience Store 3,500 Sq. Ft.
Belmont, CA

DEVELOPER EXPERIENCE: The combined experience of the Fairbrook Communities' team spans 40 years of development experience. The development company was founded by Matthew Walters and James Walters with a key supporting role by Bill Walters. Fairbrook Communities is a multifamily apartment development company with the specific purpose of addressing California's housing shortage, particularly in the Inland Empire sub-market. The Walters team has combined experience in excess of ten million square feet of new construction in residential, multifamily, land development, office buildings, retail centers and hotel developments. With California's challenging re-zoning and entitlement process for multifamily apartments, we believe that the barrier to entry has given us a three- to five-year jump on competition that will deliver above average returns for our investors.

GENERAL CONTRACTOR EXPERIENCE: JSM Construction, based in West Covina, CA was founded in 1994 by its President and Owner, Joseph Martinez. Mr. Martinez has been in the construction industry for more than 40 years and has been a Licensed General Contractor for 25 years. Under Joe's leadership the company has successfully completed numerous residential, commercial, and industrial projects including public sector projects for the City of Los Angeles and the California Department of Transportation. JMS has also been the General Contractor or Sub-Contractor on 100's multifamily units, including traditional 2 and 3-story walk-up and Mid-Rise Apartment complexes Los Angeles and the Inland Empire, and industrial projects, ranging from downstream oil and gas facilities to high-tech cultivation warehouses. The company's competence as both a General Contractor and Sub-Contractor ensures that projects are kept on budget and completed on time. When necessary, JSM's team will perform critical trade work themselves; the company has even completed projects from start to finish without the use of a single sub-contractor. JSM's "can do" attitude and mantra of always on time and on budget, has led to industry leading customer satisfaction and retention. In fact, many of JSM's customers have been with the company since its inception in 1994. JSM Construction, LLC. is licensed in the state of California, Arizona, and Nevada.

TOP RANKED APARTMENT MARKET IN THE US: CoStar Analytics, a division of CoStar Realty Information, Inc. - the largest commercial real estate information and analytics provider in the U.S. noted "California's Inland Empire is one of the hottest multifamily markets in the US" citing apartment vacancy rates as low as 3.2% - a 15-year low for the region. Yardi Matrix' Winter 2020 Multifamily reports "Rents Top US Average" and cites solid population and employment gains despite chronic shortage of housing supply and expectation to continue to exceed the national average for rent growth.

TOP RANKED JOB GROWTH MARKET IN CALIFORNIA: Inland Empire's 10+ year trend as the fastest job growth market in California is continuing strongly. In JLL's Inland Empire Industrial Insight Report - Q4 2020 "The Inland Empire ends a banner year by setting another record [of industrial real estate absorption]" they note: The multi-year expansion of the industrial sector, supporting the significant rise in e-commerce and best ever port of Los Angeles and Long Beach container traffic, is fueling the year-to-date net absorption of 26M SF of industrial properties. Put into job terms, according to BOMA (Building Owners and Managers Association) labor statistics 2,132 full-time jobs are created for every 1M SF of Industrial space. This equals over 55,000 jobs created in the Inland Empire in 2020 - despite COVID-19's disruptions. And, at 3.5 members per household for average workers, that results in 190,000+ population growth for the region in 2020 alone. Additionally, there is over 120M square feet of industrial properties in various stages of development which are expected to add another 250,000 direct jobs and 250,000-500,000 indirect jobs over the next 5 years. The two largest ports on the West Coast are showing no foreseeable slowdown in volume as the eCommerce business continues to flourish. Housing for the workforce and the ancillary services and jobs that are created will continue to be a critical need for the region as our overall economy grows.

LIMITED SUPPLY AND STRONG LEASE-UP: California is the 5th largest economy in the world with a population of 40M people – larger than Canada. Southern California is home to over 22M people. The Inland Empire is a more affordable submarket than Los Angeles, Orange and San Diego Counties with a one-hour commute time. Since the 1970's California has had a growing housing shortage. Native job growth and the large influx of families support those jobs noted above is exacerbating the region's ability to keep pace with housing demand. In the last 12 months 2,383 market-rate apartments were delivered in the Inland Empire submarket, still the newly added supply consists of less than 1.5% of the total stock and trails the nation by 30 bps. There are 2302 units under construction and 15,600 in planning. The current number of units in planning falls well short of the amount needed to meet current demand let alone the new demand from all of the expected job and population growth over the next 5 years.

ATTRACTIVE DEVELOPMENT BASIS: The development is a standard two-story walk-up, stick-built construction that has been around for decades. The designs are repeatable and help reduce construction time and significantly reduces architecture and engineering costs. Our relationship with the GC will allow us to take advantage of value-engineering in the construction process to keep costs low and increase operational efficiencies. This translates to a faster return of capital and a higher overall return to the project's equity investors.



RANCHO CUCAMONGO 69,815+ JOBS
FONTANA 45,390+ JOBS
SAN BERNARDINO 88,420+ JOBS
ONTARIO 96,804+ JOBS
REDLANDS 35,258+ JOBS
POMONA 42,308+ JOBS
RIVERSIDE 124,564+ JOBS
MORENO VALLEY 35,398+ JOBS
ANAHEIM 259,826+ JOBS
CORONA 70,692+ JOBS
Flamingo Bay
Flamingo Bay IS LESS THAN AN HOUR COMMUTE TO OVER 3.1 MILLION JOBS
NEARBY MAJOR JOB CENTERS
Angelus Oaks
Heart Campg
Covina
West Co
City of Industry
Rancho Cucamonga
Fontana
Bloomington
San Bernardino
Redlands
Pomona
Ontario
Chino
Jurupa Valley
Riverside
Yucaipa
Oak Glen
Cherry Valley
Moreno Valley
Beaumont
Banning
Caba
Norco
Brea
Yorba Linda
Corona
March Air Reserve Base
Woodcrest
Mead Valley
Lakeview
Anaheim
Nuevo
Perris
San Jacinto
Temescal
Garden Grove

MINUTES TO TOP EMPLOYERS & COMMUTABLE TO OVER 3.1 MILLION JOBS. The community is located within minutes of some of the largest employers in Moreno Valley, including March Air Base (8,600 jobs), Moreno Valley School District (3,442 jobs), Riverside County Region Medical Center (2,987 jobs), **AMAZON** (recruiting 1,200 jobs), Kaiser Permanente Hospital (944 jobs), Proctor & Gamble (recruit 850). Within a 15-, 30-, and 60-minute commute of Flamingo Bay, there are approximately 201 thousand, 1.2 million, and 3.1 million jobs, respectively.

PRIME LOCATION WITH EASY ACCESS & GREAT VISIBILITY. Flamingo Bay is conveniently located near multiple schools including La Sierra High School, Collett Elementary, and Wells Middle School. Every summer there is strong demand for the neighborhood from parents who want their children to be able to walk to school. Flamingo Bay is a very short drive to premium shopping at Galleria at Tyler and the 91-Freeway. Over 22,000 cars per day pass by the site on Mitchel Avenue providing significant prospective tenant traffic.

FUTURE DEVELOPMENTS IN THE IMMEDIATE AREA


MOUNTAIN VIEW MIDDLE SCHOOL
MORENO ELEMENTARY SCHOOL
VALLEY VIEW HIGH SCHOOL
MORENO VALLEY
TOWN CENTER

Demographics	1 MILE	2 MILES	3 MILES
Avg. Household Income	$92,168	$85,961	$81,206
Residential Population	6,692	59,150	115,301
Daytime Population	1,688	8,780	14,437


60
COTTONWOOD AVE
ALESSANDRO BLVD
REDLANDS BLVD
WORLD LOGISTICS CENTER

ONE-HALF MILE TO DOWNTOWN CITY CENTER. Flamingo Bay is conveniently located one half mile from the new Downtown City Center, which shall be a 60-acre mixed use project containing several desireable lifestyle ammenities.

3.5 MILES TO THE WORLD LOGISTICS CENTER. The community is located within minutes of the new World Logistics Center, providing easy access to the area's **largest future employement area**. The World Logistics Center is a to-be constructed 40,000,000 square feet industrial park for eCommerce logistics and distribution supply-chains.


TOWN CENTER

THE INVESTMENT

SDC Ventures, LLC ("Sponsor") and Fairbrook Communities LLC ("Developer") are pleased to offer investors the opportunity to purchase up to $250,000 membership units, split into $25,000 per Units (a "Unit") in SDC Flamingo Bay MV, LLC, a newly formed Delaware limited liability company (the "Company") of which the Sponsor is the Manager. Additionally, the Sponsor shall co-invest at least 10% of the equity. The Company intends to use the proceeds of this offering along with the Reg D offering to acquire an ownership interest in FB Flamingo Bay MV, LLC, a newly formed Delaware limited liability company ("Property Owner"). The property Owner has been formed for the development, stabilization and operation of Flamingo Bay, a to-be-constructed 88-unit multifamily development in Moreno Valley, CA (the "Property"). Fairbrook Communities, LLC shall serve as the manager of the Property Owner. The minimum investment amount is $25,000.

SAMPLE INVESTMENT: The table below shows the projected cash returns for each year of the investment period for a hypothetical investment of $25,000 in the Offering.

	Year 0	Year 1	Year 2	Year 3	Year 4	Total
Initial Investment	($25,000)					($25,000)
Project Cash Flow			$1,358	$2,040	$2,111	$5,510
Net Refinance/Sale Proceeds			$20,834		$36,271	$57,104
TOTAL	($25,000)	$0	$22,192	$2,040	$38,382	$37,614
Targeted Cash Return on Net Investment						
Targeted Average Cash Return	7.3%					
Targeted Investor IRR	29.6%					
Targeted Investor Equity Multiple	2.50x					

DISTRIBUTION WATERFALL

SDC Flamingo Bay MV, LLC - Distribution Waterfall				
Tier	**Hurdle Rate (Up to)**	**Type**	**Members**	**Sponsor**
1	10.0%	IRR	100%	0%
2	15.0%	IRR	75%	25%
3	17.0%	IRR	65%	35%
4	Thereafter	IRR	50%	50%

The above distribution table is a summary. Please see the operating agreement to review the distribution language in its entirety.

FEES:

SDC Flamingo Bay MV, LLC - Fee Schedule

One-Time Acquisition Fee	3% of Total Capital Contributions
Annual Management Fee	1% of Total Capital Contributions

FB Flamingo Bay MV, LLC - Fee Schedule

Project Administration	4% of Total Cost
Construction Management & Oversight	2% of Total Construction Contract
Investor Representative Fee	$120,000

PROJECT LEVERED VS. PROJECT UNLEVERED RETURNS

Sources	Levered	Unlevered	Spread
Targeted IRR	50.4%	21.5%	28.8%
Targeted Equity Multiple	3.7x	2.0x	1.8x

The table above shows the impact of anticipated financing/leverage on the projects targeted IRR and targeted Equity Multiple.

PROJECT VS. INVESTOR RETURNS

Sources	Project Level	Net to SDC Entity	Net to Investors	Spread
Targeted Levered IRR	50.4%	40.0%	29.6%	10.4%
Targeted Levered Equity Multiple	3.7x	3.7x	2.5x	1.2x

The table above shows the impact of the promote and fees on the investor's targeted Net IRR and Net Equity Multiple. The IRR difference between the Project Level and the Net to SDC is due to the timing of the Cash Flows. FB Flamingo Bay is not charging any promtoe against the SDC Entity.

ANTICIPATED CONSTRUCTION LOAN*

Lender	TBD
Loan Amount	$17,950,000
Interest Rate	7.5%
Guarantor	Fairbrook Principals

*Depending on the availability and expense of available financing options, the Sponsor and Developer may choose to use more or less senior construction debt or may contemplate using mezzanine debt and/or preferred equity to increase the returns available to the partnership. The Sponsor and Developer shall provide adequate notice and the opportunity to rescind commitments to all investors should the capital structure materially change.

PRO-FORMA ASSUMPTIONS

INVESTMENT SUMMARY

Exit Cap	4.00%	
Exit Sales Cost	1.00%	
Exit NOI (Forward)	1,641,230	Forward
Exit Price	41,030,741	
Exit Price/Unit	466,258	
Sale Month	48	Apr-26
Current Yield on Cost	6.63%	
Stabilized Yield (Month 60)	8.26%	
Project Unlevered IRR	21.52%	
Project Unlevered Multiple	1.95x	
Project Unlevered Profit	22,126,664	
Project Levered IRR	50.36%	
Project Levered Multiple	3.74x	
Project Levered Profit	18,244,943	

CONSTRUCTION SOURCES & USES

Sources	Amount	% of Total
Senior Debt	$17,950,000	72.9%
SDC Flamingo Bay MV, LLC	$2,100,000	8.5%
LP Equity	$4,357,000	17.7%
GP Equity	$200,000	0.8%
Total Sources	$24,607,000	100.0%

Uses	Amount	$/Unit
Land & Impact Fees	$5,956,000	$67,682
Hard Construction Costs	$13,917,000	158,148
Soft Costs	$2,884,000	32,773
Marketing & Leaseup	$246,000	2,795
Project Carry	$1,304,000	14,818
Project Working Capital Reserve	$300,000	3,409
Total Uses	$24,607,000	279,625
Project Working Capital Reserve	($300,000)	(3,409)
Net Project Cost	$24,307,000	276,216

5-YEAR FINANCIALS

PROFORMA Assumes Stabilized Rents	Current 2021	Year 1 2022	Year 2 2023	Year 3 2024	Year 4 2025	Year 5 2026
Gross Potential Rent	2,280,000	2,371,200	2,466,048	2,564,690	2,667,278	2,773,969
Economic Loss	(114,000)	(118,560)	(123,302)	(128,234)	(133,364)	(138,698)
Net Rental Income	2,166,000	2,252,640	2,342,746	2,436,455	2,533,914	2,635,270
Other Income	95,040	98,842	102,795	106,907	111,183	115,631
Retail/Commercial Income	0	0	0	0	0	0
Effective Gross Income	2,261,040	2,351,482	2,445,541	2,543,362	2,645,097	2,750,901
Operating Expenses	(632,093)	(648,860)	(666,086)	(683,784)	(701,968)	(720,650)
Net Operating Income	**1,628,947**	**1,702,622**	**1,779,455**	**1,859,578**	**1,943,129**	**2,030,251**
Less Capital Reserves	(17,600)	(18,304)	(19,036)	(19,798)	(20,590)	(21,413)
NOI after Capital Reserves	**1,611,347**	**1,684,318**	**1,760,419**	**1,839,781**	**1,922,540**	**2,008,838**
Yield on Cost	**6.55%**	**6.84%**	**7.15%**	**7.48%**	**7.81%**	**8.16%**

SDC LIMITED PARTNER CASH-FLOW

	Year 0	Year 1	Year 2	Year 3	Year 4	Total
Initial Investment	($2,200,000)					($2,200,000)
Project Cash Flow			$119,538	$179,512	$185,800	$484,851
Net Refinance/Sale Proceeds			$1,833,354		$3,191,817	$5,025,171
TOTAL	**($2,200,000)**	**$0**	**$1,952,892**	**$179,512**	**$3,377,617**	**$3,310,022**
Targeted Average Cash Return	7.3%					
Targeted Investor IRR	29.6%					
Targeted Investor Equity Multiple	2.50x					



Flamingo Bay

An 88-unit new multifamily development in Moreno Valley, CA – the center of California's fastest growing region and one of the hottest apartment markets in the Country



Acquisition	Ground Break	Complete Construction	Stabilization
JUL 2021	MAR 2022	MAR 2023	JUL 2023

APARTMENT CONSTRUCTION DETAILS:

STYLE:	Garden style with covered surface parking
FOUNDATION:	Spread footers with 4" inch concrete slab on grade
EXTERIOR WALLS:	Wood frame with stucco siding and stone veneer
ROOF:	Pitched with concrete title
CEILING HEIGHTS:	9'-0" AFF typical
FLOOR COVERINGS:	Luxury vinyl plank flooring with plush carpeting



APARTMENT SITE DETAILS:

ACREAGE & DENSITY:	4.93 +/- Acres (17.85 Units / Acre)
BUILDINGS:	(4) 3-story walk-up residential buildings and a one-story building for a clubhouse, gym, and leasing office.
PARKING SPACES:	103
PARKING RATIO:	1.24 per bedroom & 2 per unit
FLOOD ZONE:	Not in flood or seismic zone

COMMUNITY AMENITIES:

- Controlled Access
- Clubhouse
- High-End Fitness Facility
- Pool and Spa
- BBQ Area
- Pet Wash & Dog Run
- Leasing Office
- Communitywide High-Speed WiFi
- EV Ready

UNIT AMENITIES:

- Upgraded Stainless Steel Appliances including Gas Range
- In-Unit Washer/Dryer
- Vinyl Plank Flooring in Living Areas
- Ultra-Plush Carpeting in Bedrooms
- Oversized Walk-In Closets
- Luxury Bathrooms with Dual Vanities in Master Bathroom
- Built-in Wall Safe






WALK-IN CLOSET 4'-9" x 6'-0"
Bath 6'-5" x 11'-5"
LINEN
Master Suite 13'-4" x 11'-5"
PAN
REF
Living Room 15'-1" x 11'-5"
Patio 7'-8" x 12'-4"
Kitchen / Dining 9'-11" x 15'-0"
DW
W/D
UP

Building A,B & D Unit - 101,104,105 & 108
658 Sq.ft.1 Bedroom - 1 Bath


Patio 12'-6" x 8'-7"
Master Bedroom 11'-9" x 12'-0"
Master Bath 8'-2" x 7'-8"
Walk-In Closet 5'-1" x 6'-1"
2nd Bedroom 10'-5" x 11'-0"
2nd Bath 8'-8" x 7'-8"
Patio
Living Room 12'-6" x 13'-1"
Kitchen/ Dining 14'-2" x 10'-0"
Ref.
DW
W/D
Up

Building A,B & D Unit - 102,103,106 & 107
Building C Unit - 101,102,103 & 104
901 Sq.ft.2 Bedroom - 2 Bath

Indicative of Final Floor Plans

Vista Imperio

158DU | Built 2004
5880 Lochmoor Dr, Riverside, CA

UNIT	AVR. RENT	AVR. SQ. FT.	AVR RENT/SQ.FT.
1 BEDROOM / 1 BATHROOM	$2,037	710	$2.87
2 BEDROOM / 2 BATHROOM	$2,175	1007	$2.16
AVERAGES	**$2,106**	**859**	**$2.51**



Legends at Rancho Belagio

206DU | Built 2006
13292 Lasselle St, Moreno Valley, CA

UNIT	AVR. RENT	AVR. SQ. FT.	AVR RENT/SQ.FT.
1 BEDROOM / 1 BATHROOM	$2,100	853	$2.46
2 BEDROOM / 2 BATHROOM	$2,404	1085	$2.22
AVERAGES	**$2,252**	**969**	**$2.34**



Fresco
552DU | Built 2007
12640 Memorial Way, Moreno Valley, CA

UNIT	AVR. RENT	AVR. SQ. FT.	AVR RENT/SQ.FT.
1 BEDROOM / 1 BATHROOM	$2,005	803	$2.50
2 BEDROOM / 2 BATHROOM	$2,160	1067	$2.02
AVERAGES	**$2,083**	**1067**	**$2.02**



Lasselle Place
304DU | Built 2005
15700 Lasselle St, Moreno Valley, CA

UNIT	AVR. RENT	AVR. SQ. FT.	AVR RENT/SQ.FT.
1 BEDROOM / 1 BATHROOM	$1,933	686	$2.82
2 BEDROOM / 2 BATHROOM	$2,555	990	$2.58
AVERAGES	**$2,244**	**838**	**$2.70**



Rancho Belago

246DU | Built 2007
27625 E Trail Ridge Way, Moreno Valley, CA

UNIT	AVR. RENT	AVR. SQ. FT.	AVR RENT/SQ.FT.
1 BEDROOM / 1 BATHROOM	No Avail.	No Avail.	No Avail.
2 BEDROOM / 2 BATHROOM	$2,495	1126	$2.22
AVERAGES	$2,495	1126	$2.22



Arrive at Rancho Belago

125DU | Built 2021
16340 Lasselle St, Moreno Valley, CA

UNIT	AVR. RENT	AVR. SQ. FT.	AVR RENT/SQ.FT.
1 BEDROOM / 1 BATHROOM	$2,019	780	$2.59
2 BEDROOM / 2 BATHROOM	$2,407	992	$2.43
AVERAGES	$2,213	886	$2.51



AVERAGE
265DU | Built 2008
Total Comparable Units 1,590

UNIT	AVR. RENT	AVR. SQ. FT.	AVR RENT/SQ.FT.
1 BEDROOM / 1 BATHROOM	$2,019	763	$2.65
2 BEDROOM / 2 BATHROOM	$2,366	1045	$2.27
AVERAGES	**$2,192**	**904**	**$2.46**



88DU | Built TBD

UNIT	AVR. RENT	AVR. SQ. FT.	AVR RENT/SQ.FT.
1 BEDROOM / 1 BATHROOM	$1,950	724	$2.69
2 BEDROOM / 2 BATHROOM	$2,250	950	$2.37
AVERAGES	**$2,134**	**863**	**$2.47**





RECENT SALES



THE
MOGHAREBI GROUP
Multifamily · Investment Banking

Property Name & Address	Yr Built	Units	Size (sf)	Price	Price/Unit	Price/SF	CAP	STATUS	Mix	Plan
Mitchell Place 35995 Mitchell Rd Murrieta, CA 92562	2019	230	263,550	$78,250,000	$340,217	$296.91	4.16%	10/30/20	42% 25% 17% 17%	1x1 2x2 2x2.5 3x3
The Crossings at Chino Hills 15101 Fairfield Ranch Chino, CA 91709	2018	346	386,128	$130,000,000	$375,723	$336.68	4.28% est	10/13/20	15% 65% 21%	1x1 2x1 2x2 3x2
Arte Apartments 10130 Foothill Blvd Rancho Cucamonga, CA 91730-6920	2019	182	174,804	$68,000,000	$373,626	$389.01	4.27% est	3/18/20	56% 3% 38% 3%	1x1 2x1 2x2 3x2
Canyon Crest Views 5253 EL Cerrito Drive Riverside, CA 92507	1982	178	212,292	$53,500,000	$300,562	$252.01	4.70%	8/20/19	6% 70% 24%	1x1 2x2 &x2.5 3x2 &2.5 3x2
Metro Gateway 3411 Grande Vista Parkway Riverside, CA 92503	2017	187	165,028	$60,000,000	$320,856	$363.57	4.09%	7/30/19	27% 36% 37%	0x1 1x1 2x2 3x2
Sunridge Pines 6653 Canary Pine Avenue Rancho Cucamonga, CA 91737	1988	247	287,149	$82,500,000	$334,008	$287.31	4.56%	6/12/19	2% 48% 27% 23%	1x1 2x1 2x2 3x2
Promenade Terrace 451 Wellesley Drive Corona, CA 92879	1990	330	341,338	$99,000,000	$300,000	$290.04	4.75%	5/1/19	19% 22% 51% 8%	1x1 2x2 2x2.5 3x3
Capriana at Chino Hills Apartments 16301 Butterfield Ranch Rd Chino Hills, CA 91709	2015	286	267,531	$95,500,000	$333,916	$356.97	4.60%	11/8/18	58% 42%	1x1 2x1 2x2 3x2
The Angelica Rancho Cucamonga 7828 Day Creek Blvd Rancho Cucamonga, CA 91739	2005	270	257,089	$83,500,000	$309,259	$324.79	4.69% est	7/26/17	56% 39% 4%	1x1 2x1 2x2.5 3x2
Average					$332,019	$321.92	4.46%			



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A Part of Moreno Valley's New Downtown City Center

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